ALPHA BANK

RECEIVED
2009 JUN -2 A 3:24

09046510

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Correspondence Register 55/5

Athens, May 28, 2009

Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

V.E. PSALTIS

D.I. KOSTOPOULOS

Investor Relations
43, Panepistimiou Street
GR – 105 64 Athens

Tel. : +30 210 326 4009
Fax : +30 210 326 4116
E-mail : InvestorRelations@alpha.gr

7/9

ENCLOSURES (37):

- Press Release

- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2009 to March 31, 2009 in Greek,

- six (6) copies of Financial Information of Alpha Bank A.E. and the Group for the period from January 1, 2009 to March 31, 2009 in English,

- six (6) copies of Interim Financial Statements as at 31.03.2009 of Alpha Bank, in accordance with the International Accounting Standard 34 in Greek,

- six (6) copies of Interim Financial Statements as at 31.03.2009 of Alpha Bank, in accordance with the International Accounting Standard 34 in English,

- six (6) copies of Consolidated Interim Financial Statements as at 31.03.2009, in accordance with the International Accounting Standard 34 in Greek,

- six (6) copies of Consolidated Interim Financial Statements as at 31.03.2009, in accordance with the International Accounting Standard 34 in English.

ΑΡ.Μ.Α.Ε.: 6066/06/Β/86/05
ΣΤΑΔΙΟΥ 40 - 102 52 ΑΘΗΝΑΙ

ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ ΤΗΣ ALPHA BANK A.E. ΚΑΙ ΤΟΥ ΟΜΙΛΟΥ ΤΗΣ

περιόδου από 1η Ιανουαρίου 2009 έως 31η Μαρτίου 2009

(Σύμφωνα με την απόφαση 4/507/28.4.2009 του Διοικητικού Συμβουλίου της Επιτροπής Κεφαλαιαγοράς)

(Ποσά εκφρασμένα σε χιλιάδες Ευρώ)

Τα παρακάτω στοιχεία και πληροφορίες, που προκύπτουν από τις οικονομικές καταστάσεις, αποσκοπούν σε μία γενική ενημέρωση για την οικονομική κατάσταση και τα αποτελέσματα της Alpha Bank A.E. και του Ομίλου της. Συνιστούμε επομένως στον αναγνώστη, πριν προβεί σε οποιαδήποτε είδους επενδυτική επιλογή ή άλλη συναλλαγή με την Τράπεζα, να ανατρέξει στη διεύθυνση του διαδικτύου www.alpha.gr, όπου αναρτώνται οι ενδιάμεσες οικονομικές καταστάσεις, που προβλέπουν τα Διεθνή Πρότυπα Χρηματοοικονομικής Πληροφόρησης καθώς και η έκθεση επισκοπήσεως του ορκωτού ελεγκτή λογιστή, όποτε αυτή απαιτείται.

Οι ενδιάμεσες οικονομικές καταστάσεις της 31.3.2009 εγκρίθηκαν από το Διοικητικό Συμβούλιο της 26ης Μαΐου 2009.

ΣΤΟΙΧΕΙΑ ΙΣΟΛΟΓΙΣΜΟΥ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	31.3.2009	31.12.2008	31.3.2009	31.12.2008
ΕΝΕΡΓΗΤΙΚΟ				
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες	3.073.671	3.450.947	1.442.867	1.724.081
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	1.736.986	2.829.970	7.158.557	8.420.793
Αξιόγραφα εμπορικού χαρτοφυλακίου	84.695	81.135	108.184	86.880
Παράγωγα χρηματοοικονομικά μέσα	357.351	485.026	360.574	494.386
Δάνεια και απαιτήσεις κατά πελατών	50.802.082	50.704.702	42.748.402	42.189.278
Αξιόγραφα επενδυτικού χαρτοφυλακίου				
- Διαθέσιμα προς πώληση	4.325.281	752.526	6.159.700	6.033.897
- Διακρατούμενα μέχρι τη λήξη	4.484.990	4.488.709	4.384.125	4.488.709
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες			1.750.500	1.750.902
Επενδύσεις σε συγγενείς εταιρίες	57.993	59.260		
Επενδύσεις σε ακίνητα	72.817	66.875	48.043	42.195
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	1.260.601	1.254.240	645.677	649.452
Υπεραξία και λοιπά άυλα πάγια	161.287	159.961	69.057	68.723
Αναβαλλόμενες φορολογικές απαιτήσεις	338.035	333.499	321.288	316.069
Λοιπά στοιχεία Ενεργητικού	568.994	549.299	452.708	419.526
	67.324.783	65.216.149	65.649.682	66.684.891
Στοιχεία Ενεργητικού προς πώληση	84.612	53.805	59.346	53.283
Σύνολο Ενεργητικού	**67.409.395**	**65.269.954**	**65.709.028**	**66.738.174**
ΥΠΟΧΡΕΩΣΕΙΣ				
Υποχρεώσεις προς πιστωτικά ιδρύματα	13.421.235	8.963.796	15.441.650	10.883.969
Παράγωγα χρηματοοικονομικά μέσα	708.883	805.346	711.437	804.172
Υποχρεώσεις προς πελάτες			33.576.511	33.816.094
(συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)	41.018.941	42.546.777		
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	6.725.250	7.241.185	12.257.493	17.395.646
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους	117.858	128.062	88.324	97.855
Αναβαλλόμενες φορολογικές υποχρεώσεις	228.912	197.779	171.105	158.212
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους	43.620	42.762		
Λοιπές υποχρεώσεις	1.206.567	1.350.287	1.057.466	1.204.462
Προβλέψεις	54.430	53.263	9.122	8.415
Σύνολο Υποχρεώσεων (α)	**63.525.696**	**61.329.257**	**63.313.108**	**64.368.825**
ΚΑΘΑΡΗ ΘΕΣΗ				
Μετοχικό Κεφάλαιο	1.931.590	1.931.590	1.931.590	1.931.590
Αποθεματικά	168.696	188.404	171.849	165.848
Αποτελέσματα εις νέον	1.008.122	969.815	364.131	340.896
Ίδιες μετοχές	(71.650)	(68.985)	(71.650)	(68.985)
Καθαρή θέση Μετόχων της Τραπέζης	3.036.758	3.020.824	2.395.920	2.369.349
Δικαιώματα τρίτων	31.317	32.567		
Υβριδικά κεφάλαια	815.624	887.306		
Σύνολο Καθαρής Θέσεως (β)	**3.883.699**	**3.940.697**	**2.395.920**	**2.369.349**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως (α) + (β)	**67.409.395**	**65.269.954**	**65.709.028**	**66.738.174**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΣΥΝΟΛΙΚΟΥ ΑΠΟΤΕΛΕΣΜΑΤΟΣ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Τόκοι και εξομοιούμενα έσοδα	1.047.327	1.004.841	921.922	930.769
Τόκοι και εξομοιούμενα έξοδα	(644.725)	(562.857)	(632.157)	(599.911)
Καθαρό έσοδο από τόκους	402.602	441.984	289.765	330.858
Έσοδα από αμοιβές και προμήθειες	102.585	124.441	79.371	78.065
Προμήθειες έξοδα	(9.811)	(9.163)	(8.427)	(5.896)
Καθαρό έσοδο από αμοιβές και προμήθειες	92.774	115.278	70.944	72.169
Έσοδα από μερίσματα	731	247	7	3.027
Αποτελέσματα χρηματοοικονομικών πράξεων	29.810	17.068	(3.031)	29.987
Λοιπά έσοδα	15.440	16.316	3.051	3.708
	45.981	33.631	27	36.722
Σύνολο εσόδων	**541.357**	**590.893**	**360.736**	**439.749**
Αμοιβές και έξοδα προσωπικού	(138.925)	(139.285)	(101.482)	(99.243)
Γενικά διοικητικά έξοδα	(116.252)	(103.188)	(85.772)	(79.000)
Αποσβέσεις	(22.772)	(20.282)	(14.314)	(13.616)
Λοιπά έξοδα	(872)	(783)	(766)	(677)
Σύνολο εξόδων	**(278.821)**	**(263.538)**	**(202.334)**	**(192.536)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	(157.262)	(67.584)	(131.144)	(57.722)
Αναλογία κερδών / (ζημιών) από συγγενείς εταιρίες	(1)	106		
	(157.263)	(67.478)	(131.144)	(57.722)
Κέρδη πριν το φόρο εισοδήματος	**105.273**	**259.877**	**27.258**	**189.491**
Φόρος εισοδήματος	(20.002)	(54.748)	(3.989)	(45.015)
Καθαρά κέρδη, μετά το φόρο εισοδήματος	**85.271**	**205.129**	**23.269**	**144.476**
Λοιπά αποτελέσματα που καταχωρήθηκαν απευθείας στην Καθαρή Θέση:				
Μεταβολή του αποθεματικού των διαθέσιμων προς πώληση αξιογράφων	(11.967)	(47.041)	9.716	(58.029)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	(8.089)	(14.962)	(34)	1
Φόρος εισοδήματος	101	11.932	(3.715)	15.145
Σύνολο αποτελεσμάτων που καταχωρήθηκαν απευθείας στην Καθαρή Θέση, μετά το φόρο εισοδήματος	**(19.955)**	**(50.071)**	**5.967**	**(42.883)**
Συνολικό αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος	**65.316**	**155.058**	**29.236**	**101.593**
Καθαρά κέρδη που αναλογούν σε:				
Μετόχους της Τραπέζης	**85.738**	**205.031**	**23.269**	**144.476**
Τρίτους	(467)	98		
Συνολικό αποτέλεσμα περιόδου που αναλογεί σε:				
Μετόχους της Τραπέζης	**65.516**	**154.972**	**29.236**	**101.593**
Τρίτους	(200)	86		
Καθαρά κέρδη ανά μετοχή:				
Βασικά και προσαρμοσμένα (€ ανά μετοχή)	0,2117	0,5035	0,0575	0,3548

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΤΑΜΕΙΑΚΩΝ ΡΟΩΝ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Σύνολο εισροών / (εκροών) από λειτουργικές δραστηριότητες (α)	2.325.350	193.860	(1.366.025)	473.426
Σύνολο εισροών / (εκροών) από επενδυτικές δραστηριότητες (β)	(3.711.346)	(259.860)	(27.569)	(535.942)
Σύνολο εισροών / (εκροών) από χρηματοδοτικές δραστηριότητες (γ)	268.092	(253.752)	238.219	(343.090)
Καθαρή αύξηση / (μείωση) στα ταμειακά διαθέσιμα και ισοδύναμα της περιόδου (α) + (β) + (γ)	**(1.117.904)**	**(319.752)**	**(1.155.375)**	**(405.606)**
Επίδραση συναλλαγματικών διαφορών στα ταμειακά διαθέσιμα και ισοδύναμα	(8.089)	(14.962)	936	80
Σύνολο εισροών / (εκροών) περιόδου	**(1.125.993)**	**(334.714)**	**(1.154.439)**	**(405.526)**
Ταμειακά διαθέσιμα και ισοδύναμα ενάρξεως περιόδου	**3.013.636**	**3.792.031**	**4.539.124**	**4.356.928**
Ταμειακά διαθέσιμα και ισοδύναμα λήξεως περιόδου	**1.887.643**	**3.457.317**	**3.384.685**	**3.951.402**

ΣΤΟΙΧΕΙΑ ΚΑΤΑΣΤΑΣΕΩΣ ΜΕΤΑΒΟΛΩΝ ΚΑΘΑΡΗΣ ΘΕΣΕΩΣ

	Ενοποιημένα Στοιχεία		Στοιχεία Τραπέζης	
	Από 1 Ιανουαρίου έως		Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Καθαρή θέση ενάρξεως περιόδου (1.1.2009 και 1.1.2008 αντίστοιχα)	3.940.697	4.291.264	2.369.349	2.740.217
Συνολικό αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος	65.316	155.058	29.236	101.593
Μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες	(831)	(3.918)		
Διανεμηθέντα μερίσματα	(381)	(532)		
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων	(38.445)	(41.640)		
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	(74.347)	(167.724)	(2.665)	(167.551)
Λοιπά	(8.310)	(1.321)		
Καθαρή θέση λήξεως περιόδου (31.3.2009 και 31.3.2008 αντίστοιχα)	**3.883.699**	**4.231.187**	**2.395.920**	**2.674.259**

ΠΡΟΣΘΕΤΑ ΣΤΟΙΧΕΙΑ ΚΑΙ ΠΛΗΡΟΦΟΡΙΕΣ

1. Οι εταιρίες που περιλαμβάνονται στις ενοποιημένες οικονομικές καταστάσεις, πέραν της «ALPHA BANK» (μητρική εταιρία), το ποσοστό συμμετοχής του Ομίλου σε αυτές κατά την 31.3.2009, καθώς και η μέθοδος ενσωμάτωσης που εφαρμόστηκε, παρατίθενται αναλυτικά στη σημείωση 14 επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων της 31.3.2009.

2. Κατά το χρονικό διάστημα 1.4.2008 έως 31.3.2009 επήλθαν οι παρακάτω μεταβολές στις εταιρίες που περιλαμβάνονται στις Ενδιάμεσες Ενοποιημένες Οικονομικές Καταστάσεις:

α. Στις εταιρίες που ενοποιούνται με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως:

- Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Astra Bank OJSC που αποκτήθηκε από την Τράπεζα και Alpha Ανώνυμη Εταιρεία Διαχείρισης Αμοιβαίων Κεφαλαίων Επιχειρηματικών Συμμετοχών - ΑΚΕΣ και διακριτικό τίτλο Alpha Ventures Capital Management που ιδρύθηκε από την Alpha A.E. Επενδυτικών Συμμετοχών. Την 30.9.2008 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Alpha Covered Bonds Plc, η οποία ιδρύθηκε από την Τράπεζα και ABL Holdings Jersey Ltd, με έδρα το Jersey, η οποία ιδρύθηκε από την Alpha Bank London Ltd. Την 31.12.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Katanalotika Plc. Την 31.3.2009 ενοποιήθηκαν για πρώτη φορά οι εταιρίες Real Car Rental A.E.και Talanto Plc.
- Μεταβιβάσεις εντός του Ομίλου: Την 29.9.2008 μεταβιβάστηκε από την Alpha Bank London Ltd στην ABL Holdings Jersey Ltd, η Alpha Asset Finance C.I. Ltd. Την 19.12.2008 η Τράπεζα μεταβίβασε το σύνολο των μετοχών που κατείχε στις θυγατρικές εταιρείες Alpha Αστικά Ακίνητα A.E. και Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E. στην κατά 100% θυγατρική της εταιρία Alpha Group Investments Ltd.
- Αλλαγή ονομασίας: Την 20.2.2009 η Alpha Immovables Bulgaria E.O.O.D., θυγατρική της Alpha Αστικά Ακίνητα A.E., μετονομάστηκε σε Alpha Real Estate Bulgaria E.O.O.D.

β. Στις εταιρίες που ενοποιούνται με την αναλογική μέθοδο:

- Νέες εταιρίες: Την 30.6.2008 ενοποιήθηκε για πρώτη φορά η εταιρία Alpha - ΤΑΝΕΟ Α.Κ.Ε.Σ., στην οποία η Τράπεζα συμμετέχει με ποσοστό 51%.
- Πωλήσεις: Την 15.8.2008 η Τράπεζα πώλησε τη συμμετοχή της στην εταιρία συμμετοχών «Anadolu Alpha Gayrimenkul Ticaret A.S.», ήτοι ποσοστό 50% επί του μετοχικού κεφαλαίου, στον έτερο μέτοχο Anadolu Group.

γ. Στις εταιρίες που αποτιμώνται με τη μέθοδο της καθαρής θέσεως:

- Νέες εταιρίες: Την 21.5.2008 ο Όμιλος αναγνώρισε συμμετοχή στη συγγενή εταιρία ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε.

3. Στις ενοποιημένες οικονομικές καταστάσεις δεν περιλαμβάνεται η εταιρία Commercial Bank of London Ltd, η οποία δεν έχει δραστηριότητα και Singular Hospitality Solutions (SHS AE), HSO Europe BV και Prismatech Hellas A.E., οι οποίες έχουν πλήρως απομειωθεί και βρίσκονται υπό εκκαθάριση.

4. Οι ανέλεγκτες φορολογικά χρήσεις της Τραπέζης και των εταιριών του Ομίλου αναφέρονται στην σημείωση 13β επί των Ενδιάμεσων Οικονομικών Καταστάσεων της 31.3.2009 του Ομίλου και της Τραπέζης.

5. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία του Ομίλου και της Τραπέζης. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη έναντι αυτών ύψους €4,1 εκατ. Ο Όμιλος και η Τράπεζα έχουν σχηματίσει επίσης λοιπές προβλέψεις ύψους €50,3 εκατ. και €9,1 εκατ. αντίστοιχα.

6. Η Τράπεζα, την 31.3.2009, κατείχε 6.140.959 ίδιες μετοχές, αξίας κτήσεως €71.650 χιλ. Οι λοιπές εταιρίες του Ομίλου δεν κατείχαν ίδιες μετοχές.

7. Ο αριθμός του απασχολούμενου προσωπικού στον Όμιλο, κατά την 31.03.2009, ήταν 15.703 άτομα (31.3.2008: άτομα 13.292) και στην Τράπεζα 8.927 άτομα (31.3.2008: άτομα 7.914).

8. Από τις συναλλαγές με τα συνδεδεμένα μέρη, για το χρονικό διάστημα από 1.1.2009 έως 31.3.2009, προέκυψαν τα εξής αποτελέσματα:

- Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: **α)** Ομίλου: έσοδα €2.264 χιλ., έξοδα €5.433 χιλ. **β)** Τραπέζης: έσοδα €2.223 χιλ., έξοδα €3.729 χιλ.
- Με λοιπά συνδεδεμένα μέρη: **α)** Ομίλου: έσοδα €3 χιλ., έξοδα €555 χιλ. **β)** Τραπέζης: έσοδα €90.780 χιλ., έξοδα €146.370 χιλ.

Τα υπόλοιπα, κατά την 31.3.2009, των απαιτήσεων και υποχρεώσεων από τις εν λόγω συναλλαγές έχουν ως εξής:

- Με μέλη της Διοικήσεως και Διευθυντικά Στελέχη: **α)** Ομίλου: απαιτήσεις €142.177 χιλ., υποχρεώσεις €110.183 χιλ., εγγυητικές επιστολές €15.006 χιλ. **β)** Τραπέζης: απαιτήσεις €140.230 χιλ., υποχρεώσεις €93.654 χιλ., εγγυητικές επιστολές €15.006 χιλ.
- Με λοιπά συνδεδεμένα μέρη: **α)** Ομίλου: απαιτήσεις €133 χιλ., υποχρεώσεις €1.787 χιλ. **β)** Τραπέζης: απαιτήσεις €9.786.266 χιλ., υποχρεώσεις €14.374.503 χιλ., εγγυητικές επιστολές και λοιπές εγγυήσεις €912.026 χιλ.

9. Την 14.5.2009 υπεγράφη σύμβαση μεταξύ του Ελληνικού Δημοσίου και της Τραπέζης, με την οποία το Δημόσιο προβαίνει στην κάλυψη του συνόλου της αύξησης του μετοχικού κεφαλαίου της Τραπέζης (€940 εκατ.) που είχε αποφασιστεί από την Έκτακτη Γενική Συνέλευση της 12.1.2009 και στην ανάληψη του συνόλου των προνομιούχων μετοχών.

Αθήναι, 26 Μαΐου 2009

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ
Α.Δ.Τ. Χ 661480	Α.Δ.Τ. Ι 166670	Α.Δ.Τ. ΑΗ 064139	Α.Δ.Τ. ΑΒ 522299

S.A. REGISTRATION NUMBER:
6066/06/B/86/05
40 STADIOU STREET, GR - 102 52 ATHENS

FINANCIAL STATEMENTS AND INFORMATION OF ALPHA BANK A.E. AND THE GROUP

for the period from January 1, 2009 to March 31, 2009
(In accordance with decision 4/507/28.4.2009 of the Board of Directors of the Capital Market Commission)
(Amounts in thousands of €)

The financial information set out below provides a general presentation of the financial position and results of Alpha Bank A.E. and the Group. Therefore, we recommend to the reader, before any investment decision or transaction is performed with the Bank, to visit the web site of the Bank (www.alpha.gr), where the interim financial statements prepared in accordance with International Financial Reporting Standards (I.F.R.S.) are available together with the auditor's review report if required. The interim financial statements as at 31.3.2009 were approved by the Board of Directors on 26th May 2009.

BALANCE SHEET

	Consolidated		Alpha Bank	
	31.3.2009	31.12.2008	31.3.2009	31.12.2008
ASSETS				
Cash and balances with Central Banks	3,073,671	3,450,947	1,442,867	1,724,081
Due from banks	1,736,986	2,829,970	7,158,557	8,420,793
Securities held for trading	84,695	81,135	108,184	86,880
Derivative financial assets	357,351	485,026	360,574	494,386
Loans and advances to customers	50,802,082	50,704,702	42,748,402	42,189,278
Investment securities				
- Available for sale	4,325,281	752,526	6,159,700	6,033,897
- Held to maturity	4,484,990	4,488,709	4,384,125	4,488,709
Investments in subsidiaries, associates and joint ventures			1,750,500	1,750,902
Investments in associates	57,993	59,260		
Investment property	72,817	66,875	48,043	42,195
Property, plant and equipment	1,260,601	1,254,240	645,677	649,452
Goodwill and other intangible assets	161,287	159,961	69,057	68,723
Deferred tax assets	338,035	333,499	321,288	316,069
Other assets	568,994	549,299	452,708	419,526
	67,324,783	65,216,149	65,649,682	66,684,891
Non-current assets held for sale	84,612	53,805	59,346	53,283
Total Assets	**67,409,395**	**65,269,954**	**65,709,028**	**66,738,174**
LIABILITIES				
Due to banks	13,421,235	8,963,796	15,441,650	10,883,969
Derivative financial liabilities	708,883	805,346	711,437	804,172
Due to customers			33,576,511	33,816,094
(including debt securities in issue)	41,018,941	42,546,777		
Debt securities in issue held by institutional investors and other borrowed funds	6,725,250	7,241,185	12,257,493	17,395,646
Liabilities for current income tax and other taxes	117,858	128,062	88,324	97,855
Deferred tax liabilities	228,912	197,779	171,105	158,212
Employee defined benefit obligations	43,620	42,762		
Other liabilities	1,206,567	1,350,287	1,057,466	1,204,462
Provisions	54,430	53,263	9,122	8,415
Total Liabilities (a)	**63,525,696**	**61,329,257**	**63,313,108**	**64,368,825**
EQUITY				
Share Capital	1,931,590	1,931,590	1,931,590	1,931,590
Reserves	168,696	188,404	171,849	165,848
Retained earnings	1,008,122	969,815	364,131	340,896
Treasury shares	(71,650)	(68,985)	(71,650)	(68,985)
Equity attributable to Equity owners of the Bank	3,036,758	3,020,824	2,395,920	2,369,349
Minority interest	31,317	32,567		
Hybrid securities	815,624	887,306		
Total Equity (b)	**3,883,699**	**3,940,697**	**2,395,920**	**2,369,349**
Total Liabilities and Equity (a) + (b)	**67,409,395**	**65,269,954**	**65,709,028**	**66,738,174**

STATEMENT OF TOTAL COMPREHENSIVE INCOME

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Interest and similar income	1,047,327	1,004,841	921,922	930,769
Interest expense and similar charges	(644,725)	(562,857)	(632,157)	(599,911)
Net interest income	402,602	441,984	289,765	330,858
Fee and commission income	102,585	124,441	79,371	78,065
Commission expense	(9,811)	(9,163)	(8,427)	(5,896)
Net fee and commission income	92,774	115,278	70,944	72,169
Dividend income	731	247	7	3,027
Gains less losses on financial transactions	29,810	17,068	(3,031)	29,987
Other income	15,440	16,316	3,051	3,708
	45,981	33,631	27	36,722
Total income	**541,357**	**590,893**	**360,736**	**439,749**
Staff costs	(138,925)	(139,285)	(101,482)	(99,243)
General administrative expenses	(116,252)	(103,188)	(85,772)	(79,000)
Depreciation and amortization expenses	(22,772)	(20,282)	(14,314)	(13,616)
Other expenses	(872)	(783)	(766)	(677)
Total expenses	**(278,821)**	**(263,538)**	**(202,334)**	**(192,536)**
Impairment losses and provisions to cover credit risk	(157,262)	(67,584)	(131,144)	(57,722)
Share of profit / (loss) of associates	(1)	106		
	(157,263)	(67,478)	(131,144)	(57,722)
Profit before income tax	**105,273**	**259,877**	**27,258**	**189,491**
Income tax	(20,002)	(54,748)	(3,989)	(45,015)
Profit after income tax	**85,271**	**205,129**	**23,269**	**144,476**
Other comprehensive income recognized directly in Equity:				
Change in available for sale securities reserve	(11,967)	(47,041)	9,716	(58,029)
Exchange differences on translating foreign operations	(8,089)	(14,962)	(34)	1
Income tax	101	11,932	(3,715)	15,145
Total of other comprehensive income recognized directly in Equity after income tax	**(19,955)**	**(50,071)**	**5,967**	**(42,883)**
Total comprehensive income for the period, after income tax	**65,316**	**155,058**	**29,236**	**101,593**
Profit attributable to:				
Equity owners of the Bank	**85,738**	**205,031**	**23,269**	**144,476**
Minority interest	(467)	98		
Total comprehensive income for the period attributable to:				
Equity owners of the Bank	**65,516**	**154,972**	**29,236**	**101,593**
Minority interest	(200)	86		
Earnings per share:				
Basic & Diluted (€ per share)	0.2117	0.5035	0.0575	0.3548

STATEMENT OF CASH FLOWS

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Net cash flows from operating activities (a)	2,325,350	193,860	(1,366,025)	473,426
Net cash flows from investing activities (b)	(3,711,346)	(259,860)	(27,569)	(535,942)
Net cash flows from financing activities (c)	268,092	(253,752)	238,219	(343,090)
Net increase / (decrease) in cash and cash equivalents of the period (a) + (b) + (c)	**(1,117,904)**	**(319,752)**	**(1,155,375)**	**(405,606)**
Effect of exchange rate fluctuations on cash and cash equivalents	(8,089)	(14,962)	936	80
Total cash flows for the period	**(1,125,993)**	**(334,714)**	**(1,154,439)**	**(405,526)**
Cash and cash equivalents at the beginning of the period	**3,013,636**	**3,792,031**	**4,539,124**	**4,356,928**
Cash and cash equivalents at the end of the period	**1,887,643**	**3,457,317**	**3,384,685**	**3,951,402**

STATEMENT OF CHANGES IN EQUITY

	Consolidated		Alpha Bank	
	From 1 January to		From 1 January to	
	31.3.2009	31.3.2008	31.3.2009	31.3.2008
Equity at the beginning of the period (1.1.2009 and 1.1.2008 respectively)	3,940,697	4,291,264	2,369,349	2,740,217
Total comprehensive income for the period, after income tax	65,316	155,058	29,236	101,593
Change of ownership interests in subsidiaries	(831)	(3,918)		
Dividends distributed	(381)	(532)		
Dividends paid to hybrid securities owners	(38,445)	(41,640)		
Purchases / sales of treasury shares and hybrid securities	(74,347)	(167,724)	(2,665)	(167,551)
Other	(8,310)	(1,321)		
Equity at the end of the period (31.3.2009 and 31.3.2008 respectively)	**3,883,699**	**4,231,187**	**2,395,920**	**2,674,259**

ADDITIONAL DATA AND INFORMATION

1. Companies included in the consolidated financial statements, other than "Alpha Bank" (parent company), the Group's participation in them as at 31.3.2009, as well as the method of consolidation applied, is presented in note 14 of the Interim Consolidated Financial Statements as at 31.3.2009.

2. During the period 1.4.2008 until 31.3.2009 the following changes took place in the companies included in the Interim Consolidated Financial Statements:

a. Concerning companies which are fully consolidated:

- New companies: The company Astra Bank OJSC which was acquired by the Bank and the subsidiary Alpha Ventures Capital Management, established by Alpha Ventures A.E., were consolidated for the first time on 30.6.2008. The company Alpha Covered Bonds Plc, founded by the Bank and ABL Holdings Jersey Ltd, established in Jersey by Alpha Bank London Ltd, were consolidated for the first time on 30.9.2008. The company Katanalotika Plc, was consolidated for the first time on 31.12.2008. The companies Real Car Rental A.E. and Talanto Plc were consolidated for the first time on 31.3.2009.
- Transfers within the Group: On 29.9.2008, Alpha Bank London Ltd transferred its participation in Alpha Asset Finance C.I. Ltd to ABL Holdings Jersey Ltd. On 19.12.2008 Alpha Bank transferred its participation in Alpha Astika Akinita A.E. and in Ionian Hotel Enterprises A.E. to its 100% subsidiary Alpha Group Investments Ltd.
- Renamed companies: Alpha Immovables Bulgaria E.O.O.D., subsidiary of Alpha Astika Akinita S.A., was renamed to Alpha Real Estate Bulgaria E.O.O.D. on 20.2.2009.

b. Concerning companies consolidated under the proportionate method:

- New companies: The company Alpha-TANEO A.K.E.S., in which the Bank holds a 51% ownership interest, was consolidated for the first time on 30.6.2008.
- Sales: On 15.8.2008, the Bank sold its participation in "Anadolu Alpha Gayrimenkul Ticaret A.S.", or 50% of the share capital, to the other shareholder of Anadolu Group.

c. Concerning companies accounted for under the equity method:

- New companies: On 21.5.2008, the Group recognized its participation in the associate EL.P.ET. Balkaniki S.A.

3. In the interim consolidated financial statements is not included the company Commercial Bank of London Ltd, which does not have any activity, as well as the companies Singular Hospitality Solutions (SHS AE), HSO Europe BV and Prismatech Hellas A.E., which are fully impaired and are under liquidation.

4. The unaudited tax years of the Bank and the companies of the Group are mentioned in note 13b of the Interim Financial Statements of the Group and the Bank as at 31.3.2009.

5. There are no pending legal cases or issues in progress, which may have a material impact on the financial statements of the Group and the Bank. The Group has raised a provision for them which amounts to € 4.1 million. Other provisions raised by the Group and the Bank amount to € 50.3 million and € 9.1 million respectively.

6. The number of treasury shares held by the Bank as at 31.3.2009 was 6,140,959 at a cost of € 71,650 thousand. The other companies of the Group do not hold any treasury shares.

7. The total number of employees of the Group as at 31.3.2009 was 15,703 (31.3.2008: 13,292) and of the Bank was 8,927 (31.3.2008: 7,914).

8. The results arising from the related party transactions during the period 1.1.2009 until 31.3.2009 are as follows:

- With members of the Board of Directors and other key management personnel: **a)** of the Group: income € 2,264 thousand, expenses € 5,433 thousand **b)** of the Bank: income € 2,223 thousand, expenses € 3,729 thousand.
- With other related parties: **a)** of the Group: income € 3 thousand, expenses € 555 thousand **b)** of the Bank: income € 90,780 thousand, expenses € 146,370 thousand.

The balances as at 31.3.2009 of the receivables and liabilities arising from the above transactions are as follows:

- With members of the Board of Directors and other key management personnel: **a)** of the Group: receivables € 142,177 thousand, liabilities € 110,183 thousand, letters of guarantee € 15,006 thousand **b)** of the Bank: receivables € 140,230 thousand, liabilities € 93,654 thousand, letters of guarantee € 15,006 thousand.
- With other related parties: **a)** of the Group: receivables € 133 thousand, liabilities € 1,787 thousand **b)** of the Bank: receivables € 9,786,266 thousand, liabilities € 14,374,503 thousand, letters of guarantee € 912,026 thousand.

9. On 14.5.2009, the Bank signed a contract with the Greek State, according to which the Greek State has fully subscribed the total share capital increase of the Bank (€ 940 million) as decided in the extraordinary General Meeting of Shareholders held on 12.1.2009, through the issuance of preference shares in favour of the Greek State.

Athens, May 26, 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS	DEMETRIOS P. MANTZOUNIS	MARINOS S. YANNOPOULOS	GEORGE N. KONTOS
I.D. No. X 661480	I.D. No. I 166670	I.D. No. AH 064139	I.D. No. AB 522299

ALPHA BANK

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS AT 31.3.2009

(In accordance with the International Accounting Standard 34)

Athens,
May 26, 2009

TABLE OF CONTENTS

Interim Consolidated Income Statement

(Thousands of Euro)

	Note	From 1 January to 31.3.2009	31.3.2008
Interest and similar income		1,047,327	1,004,841
Interest expense and similar charges		(644,725)	(562,857)
Net interest income		402,602	441,984
Fee and commission income		102,585	124,441
Commission expense		(9,811)	(9,163)
Net fee and commission income		92,774	115,278
Dividend income		731	247
Gains less losses from financial transactions		29,810	17,068
Other income		15,440	16,316
		45,981	33,631
Total income		**541,357**	**590,893**
Staff costs		(138,925)	(139,285)
General administrative expenses		(116,252)	(103,188)
Depreciation and amortization expenses	7, 8, 9	(22,772)	(20,282)
Other expenses		(872)	(783)
Total expenses		**(278,821)**	**(263,538)**
Impairment losses and provisions to cover credit risk	2	(157,262)	(67,584)
Share of profit/(loss) of associates		(1)	106
Profit before income tax		**105,273**	**259,877**
Income tax	3	(20,002)	(54,748)
Profit after income tax		**85,271**	**205,129**
Profit attributable to:			
Equity owners of the Bank		**85,738**	**205,031**
Minority interest		(467)	98
Earnings per share:			
Basic and diluted (€ per share)	4	0.21	0.50

The attached notes (pages 9 to 31) form an integral part of these interim consolidated financial statements.

Interim Consolidated Balance Sheet

(Thousands of Euro)

	Note	31.3.2009	31.12.2008
ASSETS			
Cash and balances with Central Banks		3,073,671	3,450,947
Due from banks		1,736,986	2,829,970
Securities held for trading		84,695	81,135
Derivative financial assets		357,351	485,026
Loans and advances to customers	5	50,802,082	50,704,702
Investment securities			
- Available for sale	6	4,325,281	752,526
- Held to maturity	6	4,484,990	4,488,709
Investments in associates		57,993	59,260
Investment property	7	72,817	66,875
Property, plant and equipment	8	1,260,601	1,254,240
Goodwill and other intangible assets	9	161,287	159,961
Deferred tax assets		338,035	333,499
Other assets		568,994	549,299
		67,324,783	65,216,149
Non-current assets held for sale		84,612	53,805
Total Assets		**67,409,395**	**65,269,954**
LIABILITIES			
Due to banks		13,421,235	8,963,796
Derivative financial liabilities		708,883	805,346
Due to customers (including debt securities in issue)		41,018,941	42,546,777
Debt securities in issue held by institutional investors and other borrowed funds	10	6,725,250	7,241,185
Liabilities for current income tax and other taxes		117,858	128,062
Deferred tax liabilities		228,912	197,779
Employee defined benefit obligations		43,620	42,762
Other liabilities		1,206,567	1,350,287
Provisions	11	54,430	53,263
Total Liabilities		**63,525,696**	**61,329,257**
EQUITY			
Equity attributable to equity owners of the Bank			
Share capital	12	1,931,590	1,931,590
Reserves		168,696	188,404
Retained earnings	12	1,008,122	969,815
Treasury shares	12	(71,650)	(68,985)
		3,036,758	3,020,824
Minority interest		**31,317**	**32,567**
Hybrid securities		**815,624**	**887,306**
Total Equity		**3,883,699**	**3,940,697**
Total Liabilities and Equity		**67,409,395**	**65,269,954**

The attached notes (pages 9 to 31) form an integral part of these interim consolidated financial statements.

Interim Consolidated Statement of Comprehensive Income

(Thousands of Euro)

	Note	From 1 January to 31.3.2009	From 1 January to 31.3.2008
Profit after income tax recognized in the income statement		**85,271**	**205,129**
Other comprehensive income recognized directly in Equity:			
Change in available for sale securities reserve	3	(11,967)	(47,041)
Exchange differences on translating foreign operations	3	(8,089)	(14,962)
Income tax	3	101	11,932
Total of other comprehensive income recognized directly in equity after income tax	3	**(19,955)**	**(50,071)**
Total comprehensive income for the period, after income tax		**65,316**	**155,058**
Total comprehensive income for the period attributable to:			
Equity owners of the Bank		**65,516**	**154,972**
Minority interest		(200)	86

The attached notes (pages 9 to 31) form an integral part of these interim consolidated financial statements.

Interim Consolidated Statement of Changes in Equity

(Thousands of Euro)

	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2008	**1,602,809**	**184,033**	**445,662**	**1,138,195**	**(188)**	**3,370,511**	**32,859**	**887,894**	**4,291,264**
Changes in equity for the period 1.1 - 31.3.2008									
Total comprehensive income for the period after income tax			(50,059)	205,031		154,972	86		155,058
Purchases/sales and change of ownership interests in subsidiaries			(12)	(2,736)		(2,748)	(1,170)		(3,918)
Purchases/sales of treasury shares and hybrid securities				(29)	(167,363)	(167,392)		(332)	(167,724)
Dividends distributed to equity owners of the Bank and minority interest							(532)		(532)
Dividends paid to hybrid securities owners				(41,640)		(41,640)			(41,640)
Appropriation to reserve			598	(598)					
Other				(1,321)		(1,321)			(1,321)
Balance 31.3.2008	**1,602,809**	**184,033**	**396,189**	**1,296,902**	**(167,551)**	**3,312,382**	**31,243**	**887,562**	**4,231,187**
Changes in equity for the period 1.4 - 31.12.2008									
Total comprehensive income for the period after income tax			(251,479)	307,036		55,557	(2,090)		53,467
Share capital increase by capitalization of share premium and retained earnings	328,781	(184,033)		(144,748)					
Expenses relating to the share capital increase				(2,204)		(2,204)			(2,204)
Purchases/sales and change of ownership interests in subsidiaries			(3,372)	(2,534)		(5,906)	3,414		(2,492)
Purchases/sales of treasury shares and hybrid securities				(57,760)	98,566	40,806		(256)	40,550
Dividends distributed to equity owners of the Bank and minority interest				(362,199)		(362,199)			(362,199)
Dividends paid to hybrid securities owners				(16,935)		(16,935)			(16,935)
Appropriation to reserve			47,066	(47,066)					
Other				(677)		(677)			(677)
Balance 31.12.2008	**1,931,590**		**188,404**	**969,815**	**(68,985)**	**3,020,824**	**32,567**	**887,306**	**3,940,697**

(Thousands of Euro)

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total	Minority interests	Hybrid securities	Total equity
Balance 1.1.2009		1,931,590		188,404	969,815	(68,985)	3,020,824	32,567	887,306	3,940,697
Changes in equity for the period 1.1 - 31.3.2009										
Total comprehensive income for the period after income tax				(20,222)	85,738		65,516	(200)		65,316
Purchases/sales and change of ownership interests in subsidiaries					(162)		(162)	(669)		(831)
Purchases/sales of treasury shares and hybrid securities	12c					(2,665)	(2,665)		(71,682)	(74,347)
Dividends distributed to equity owners of the Bank and minority interest								(381)		(381)
Dividends paid to hybrid securities owners					(38,445)		(38,445)			(38,445)
Appropriation to reserve				514	(514)					
Other					(8,310)		(8,310)			(8,310)
Balance 31.3.2009		1,931,590		168,696	1,008,122	(71,650)	3,036,758	31,317	815,624	3,883,699

The attached notes (pages 9 to 31) form an integral part of these interim consolidated financial statements.

Interim Consolidated Statement of Cash Flows

	Note	(Thousands of Euro) From 1 January to 31.3.2009	31.3.2008
Cash flows from operating activities			
Profit before income tax		105,273	259,877
Adjustments for:			
Depreciation of property, plant and equipment	7, 8	16,543	13,763
Amortization of intangible assets	9	6,229	6,519
Impairment losses from loans and provisions		178,140	63,696
Other adjustments		3,187	(5,574)
(Gains)/losses from investing activities		(13,590)	(2,737)
(Gains)/losses from financing activities		249	10,084
Share of (profit)/loss of associates		1	(106)
		296,032	**345,522**
Net (increase)/decrease in assets relating to operating activities:			
Due from banks		353,254	282,513
Securities held for trading and derivative financial assets		124,116	175,822
Loans and advances to customers		(307,484)	(2,396,139)
Other assets		(19,696)	(67,929)
Net increase/(decrease) in liabilities relating to operating activities:			
Due to banks		4,457,439	843,507
Derivative financial liabilities		(96,462)	87,197
Due to customers		(2,368,923)	943,651
Other liabilities		(111,697)	(596)
Net cash flows from operating activities before taxes		**2,326,579**	**213,548**
Income taxes and other taxes paid		(1,229)	(19,688)
Net cash flows from operating activities		**2,325,350**	**193,860**
Cash flows from investing activities			
Acquisitions of subsidiaries and associates			(2,615)
Proceeds from sale of investments in subsidiaries and associates			1,694
Dividends received		731	247
Purchase of property, plant and equipment		(36,962)	(42,550)
Disposal of property, plant and equipment		1,258	2,636
Net (increase)/decrease in investment securities		(3,676,373)	(219,272)
Net cash flows from investing activities		**(3,711,346)**	**(259,860)**
Cash flows from financing activities			
Dividends paid		(621)	(395)
(Purchase)/sale of treasury shares		(2,665)	(173,254)
Debt issued		498,750	
Repayment of debt securities		(161,589)	(38,102)
(Purchases)/sales of hybrid securities		(27,338)	(361)
Dividends paid to hybrid securities owners		(38,445)	(41,640)
Net cash flows from financing activities		**268,092**	**(253,752)**
Effect of exchange rate fluctuations on cash and cash equivalents		**(8,089)**	**(14,962)**
Net increase/(decrease) in cash and cash equivalents		**(1,125,993)**	**(334,714)**
Cash and cash equivalents at the beginning of the period		**3,013,636**	**3,792,031**
Cash and cash equivalents at the end of the period		**1,887,643**	**3,457,317**

The attached notes (pages 9 to 31) form an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

GENERAL INFORMATION

The Alpha Bank Group, which includes companies in Greece and abroad, offers services such as: banking, corporate and retail banking, financial services, investment banking and brokerage services, insurance services, real estate management, hotel activities.

The parent company of the Group is ALPHA BANK A.E. which operates under the brand name of ALPHA BANK. The Bank's registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme with registration number 6066/06/ B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's objective is to engage, on its own account or on behalf of third parties, in Greece and abroad, independently or collectively, including joint ventures with third parties, in any and all (main and secondary) operations, activities, transactions and services allowed to credit institutions, in conformity with whatever rules and regulations (domestic, Community, foreign) may be in force each time. In order to serve this objective, the Bank may perform any kind of action, operation or transaction which, directly or indirectly, is pertinent, complementary or auxiliary to the purposes mentioned above.

In the context of the Bank's participation to the requirements of Law 3723/2008, referring to the enhancement of economy's liquidity, the extraordinary General Meeting of Shareholders held on 12.1.2009 approved the following:

- The alteration of the number of members of the Bank's Board of Directors and the modification of Article 7 of the Articles of Incorporation.
- The election of a representative of the Greek State, as a new member of the Board of Directors in accordance with the above Law and conditional upon the participation of the Greek State in the Bank's share capital.

Following to the above, the decision of the Minister of Economy and Finance has appointed Mr. George I. Mergos as a Greek State representative to Bank's Board of Directors.

Therefore the Board of Directors as at 31 March 2009 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non-Executive Independent Member)
Minas G. Tanes ***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO) ***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas*
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

** Member of the Audit Committee*

*** Member of the Remuneration Committee*

**** Member of the Risk Management Committee*

NON-EXECUTIVE INDEPENDENT MEMBERS

George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */***
Ioannis K. Lyras **

NON-EXECUTIVE MEMBER (in accordance with Law 3723/2008)

George I. Mergos

SECRETARY

Hector P. Verykios

The term of the Board of Directors ends in 2010 apart from the Greek State's representative whose term ends as stated in Law 3723/2008.

The Board of Directors will propose the following to the Ordinary General Meeting of Shareholders as certified auditors of the semi-annual and year end financial statements:

Principal Auditors:	Nick E. Vouniseas
	Charalambos G. Sirounis
Substitute Auditors:	Nikolaos Ch. Tsiboukas
	John A. Achilas

of KPMG Certified Auditors A.E.

The Bank's shares have been listed in the Athens Stock Exchange since 1925. As at 31 March 2009 Alpha Bank was ranked eighth in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 March 2009 the Bank has 410,976,652 shares in issue.

During the first quarter of 2009 the shares' liquidity amounted to an average of 1,503,414 shares per day.

The credit rating of the Bank is evaluated by three international credit rating agencies:

- Fitch Ratings: A-
- Moody's: A2
- Standard & Poor's: BBB+

The financial statements have been approved by the Board of Directors on 26 May 2009.

---

* *Member of the Audit Committee*

** *Member of the Remuneration Committee*

*** *Member of the Risk Management Committee*

ACCOUNTING POLICIES APPLIED

1. Basis of presentation

The Group has prepared the condensed interim financial statements as at 31.3.2009 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The financial statements are presented in Euro rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied by the Group companies in preparing the financial statements are based on historical information and assumptions which at present are considered appropriate.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions and the effect of any revisions is recognized in the period in which the estimate is revised.

The accounting policies applied by the Group in preparing the condensed interim financial statements are consistent with those stated in the published financial statements for the year ended 31 December 2008, after taking into account the following:

- **Amendment of International Accounting Standard 1** «Presentation of financial statements» (Regulation 1274/17.12.2008)

  On 6.9.2007, the International Accounting Standard Board (IASB) published the revised version of IAS 1 which induces changes in the presentation of the financial statements. The adoption of this amendment by the Group had as a result the following changes in the financial statements:

  i. Preparation of an additional statement which includes the items of income and expense which are recognised both in the income statement and in equity (statement of comprehensive income).

  ii. The statement of changes in equity includes only the changes resulting from transactions with owners.

  iii. Disclosures are provided in the statement of comprehensive income as well as in the notes concerning the reclassification adjustments relating to components of other comprehensive income as well as the amount of income tax relating to each component of other comprehensive income.

- **International Financial Reporting Standard 8** «Operating Segments» (Regulation 1358/21.11.2007)

  This standard replaces IAS 14 «Segment Reporting» and induces changes in the definition of the operating segments, in the measurement of their financial data as well as in their presentation in the financial statements.

  The adoption of the standard did not have any impact on the presentation of the segment reporting in the Group's financial statements.

- **Amendment of International Accounting Standard 27** «Consolidated and Separate Financial Statements» and of **International Financial Reporting Standard 1** «First Time Adoption of International Financial Reporting Standards» regarding «the cost of an investment in a subsidiary, associate and jointly controlled entity» (Regulation 69/23.1.2009)

  With this amendment, issued by the IASB on 22.5.2008, it is defined that the distribution of profits relating to periods prior to acquisition will be accounted in the income statement as dividend income. With regards to the first time adopters of IFRS, options are given on the cost measurement of an investment in a subsidiary, associate and jointly controlled entity.

  The adoption of the standard did not have any impact on the Group's financial statements.

  In addition, the Group applied from 1.1.2009 the following amendments and interpretations which were issued by IASB, adopted by the European Union but had no significant impact on its financial statements.

- **Amendment of International Accounting Standard 23** «Borrowing costs» (Regulation 1260/10.12.2008)

- **Amendment of International Financial Reporting Standard 2** «Share based payments» (Regulation 1261/16.12.2008)
- **Amendment of International Accounting Standards 32** «Financial Instruments: Presentation and 1 «Presentation of Financial Statements» (Regulation 53/21.1.2009)
- **Interpretation 12** «Service concession arrangements» (Regulation 254/25.3.2009)
- **Interpretation 13** «Customer loyalty programs» (Regulation 1262/16.12.2008)
- **Improvements to International Accounting Standards** (Regulation 70/23.1.2009)

The adoption by the European Union, by 31.12.2009, of new standards, interpretations or amendments, which have been issued or may be issued during the year by the IASB, and their mandatory or optional adoption for periods beginning on or after 1.1.2009 may retrospectively affect the periods presented in these interim financial statements.

INCOME STATEMENT

2. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.3.2009	31.3.2008
Impairment losses on loans and advances to customers	161,687	56,309
Reversal of impairment losses from due from banks	(4)	(14)
Provisions to cover credit risk relating to off balance sheet items	(37)	11,569
Recoveries	(4,384)	(280)
Total	**157,262**	**67,584**

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25%. According to Law 3697/2008 the tax rate is reduced by one percent each year starting from 2010 until the rate reaches 20% in 2014 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed for the fiscal year 2007, at the current tax rate (25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Dividend income is not subject to tax since it has already been taxed at the corporate level. The same applies to profit arising from transfer of receivables for securitization purposes according to article 14 of Law 3156/2003.

Dividends distributed by entities established in Greece and approved by the General Meetings of Shareholders held after 1.1.2009 are subject to a withholding tax of 10% with no further tax obligation for the beneficiary (Law 3697/2008).

The tax rates of years 2008 and 2009 of the subsidiaries and the Bank's branches operating abroad, are as follows:

	Fiscal year 2008	Fiscal year 2009
	%	%
Cyprus	10	10
Bulgaria	10	10
Serbia	10	10
Romania	16	16
FYROM	10	10
Albania	10	10
Ukraine	25	25
Jersey	20	10
United Kingdom	28	28
Luxembourg	29.63	28.59

The income tax expense is analysed as follows:

	From 1 January to	
	31.3.2009	31.3.2008
Current	6,870	23,956
Deferred	13,132	30,792
Total	**20,002**	**54,748**

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.3.2009	31.3.2008
Depreciation and fixed asset write-offs	674	1,171
Valuation of loans	6,540	14,221
Suspension of interest accruals	5,058	9,125
Loans impairment	(7,706)	5,498
Liabilities to E.T.A.T. (Common Insurance Fund of Bank Employees)	15,680	15,551
Valuation of derivatives	7,662	(15,953)
Effective interest rate	(2,086)	2,277
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(3,849)	(1,473)
Valuation of bonds	7,489	2,038
Valuation of other securities	(1,702)	(4,779)
Tax losses carried forward	(362)	(196)
Other temporary differences	(14,266)	3,312
Total	**13,132**	**30,792**

Reconciliation of effective and nominal tax rate:

	From 1 January to			
	31.3.2009		31.3.2008	
	%		%	
Profit before income tax		**105,273**		**259,877**
Income tax (nominal tax rate)	**24.35**	**25,638**	**23.48**	**61,025**
Increase/(decrease) due to:				
Additional tax on income of fixed assets	0.03	30	0.04	102
Non taxable income	(5.84)	(6,148)	(0.46)	(1,199)
Non deductible expenses	1.27	1,337	1.07	2,763
Other temporary differences	(0.81)	(855)	(3.06)	(7,943)
Income tax (effective tax rate)	**19.00**	**20,002**	**21.07**	**54,748**

The applicable income tax rate of 24.35% for the year 2009 and 23.48% for the year 2008 is the weighted average nominal tax rate based on the nominal income tax rate and the profit before tax of the Group's subsidiaries.

Income tax of other comprehensive income recognized directly in equity

	From 1 January to					
	31.3.2009			31.3.2008		
	Before income tax	Income tax	After income tax	Before income tax	Income tax	After income tax
Change in available for sale securities reserve	(11,967)	101	(11,866)	(47,041)	11,932	(35,109)
Exchange differences on translating foreign operations	(8,089)		(8,089)	(14,962)		(14,962)
Total	**(20,056)**	**101**	**(19,955)**	**(62,003)**	**11,932**	**(50,071)**

4. Earnings per share

a. Basic

Basic earnings per share are calculated by dividing the profit after income tax for the period, attributable to equity owners of the Bank, by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held by Group companies, during the period.

b. Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Group does not have diluted potential ordinary shares and subsequently the basic earnings per share coincide with the diluted earnings per share and are as follows:

	From 1 January to	
	31.3.2009	**31.3.2008**
Profit attributable to equity owners of the Bank	85,738	205,031
Weighted average number of outstanding ordinary shares	404,969,416	407,200,259
Basic and diluted earnings per share (in €)	0.21	0.50

ASSETS

5. Loans and advances to customers

	31.3.2009	31.12.2008
Individuals:		
Mortgages		
- Non-Securitized	10,835,429	10,822,806
- Securitized	2,707,434	2,715,262
Consumer		
- Non-Securitized	3,223,042	3,183,581
- Securitized	1,462,080	1,485,843
Credit cards	1,289,609	1,285,118
Other	108,369	119,399
Total	19,625,963	19,612,009
Companies:		
Corporate loans	30,156,246	29,779,390
Leasing	1,401,510	1,448,224
Factoring	476,013	599,888
Total	32,033,769	31,827,502
Receivables from insurance and re-insurance activities	9,871	9,950
Other receivables	482,565	531,235
	52,152,168	51,980,696
Less:		
Allowance for impairment losses [1]	(1,350,086)	(1,275,994)
Total	**50,802,082**	**50,704,702**

The finance lease receivables are analyzed by duration as follows:

	31.3.2009	31.12.2008
Up to 1 year	416,561	456,651
From 1 year up to 5 years	655,683	716,826
More than 5 years	683,733	785,959
	1,755,977	1,959,436
Unearned finance income	(354,467)	(511,212)
Total	**1,401,510**	**1,448,224**

The net amount of finance leases is analyzed by duration as follows:

	31.3.2009	31.12.2008
Up to 1 year	357,742	374,042
From 1 year up to 5 years	506,561	502,288
More than 5 years	537,207	571,894
Total	**1,401,510**	**1,448,224**

(1) In addition to the allowance for impairment losses, an additional provision of € 4,823 (31.12.2008: € 3,627) has been recorded to cover credit risk relating to off-balance sheet items (note 11b). The total provision recorded to cover credit risk amounts to €1,354,909 (31.12.2008: € 1,279,621).

6. Investment securities

a) Available for sale

	31.3.2009	31.12.2008
Government bonds	3,496,300	366,804
Other debt securities:		
- Listed	686,940	89,994
- Non-listed	21,911	169,328
Shares:		
- Listed	32,637	40,465
- Non-listed	40,447	36,597
Other variable yield securities	47,046	49,338
Total	**4,325,281**	**752,526**

b) Held to maturity

	31.3.2009	31.12.2008
Government bonds	1,929,045	1,805,579
Other debt securities		
- Listed	2,501,880	2,558,601
- Non listed	54,065	124,529
Total	**4,484,990**	**4,488,709**

The Bank has securitized part of the "Held to maturity" portfolio amounting to €1.2 billion through a special purpose entity controlled by the Bank.

7. Investment property

	Land and Buildings
Balance 1.1.2008	
Cost	78,526
Accumulated depreciation	(4,966)
1.1.2008 - 31.3.2008	
Net book value 1.1.2008	73,560
Foreign exchange differences	(246)
Additions	124
Reclassification to "Property, plant and equipment"	(444)
Depreciation charge for the period	(164)
Net book value 31.3.2008	72,830
Balance 31.3.2008	
Cost	77,775
Accumulated depreciation	(4,945)
1.4.2008 - 31.12.2008	
Net book value 1.4.2008	72,830
Foreign exchange differences	156
Additions	342
Reclassification to "Property, plant and equipment"	(6,006)
Depreciation charge for the period	(447)
Net book value 31.12.2008	66,875
Balance 31.12.2008	
Cost	72,244
Accumulated depreciation	(5,369)
1.1.2009 - 31.3.2009	
Net book value 1.1.2009	66,875
Foreign exchange differences	(55)
Additions	602
Reclassification from "Property, plant and equipment"	5,555
Depreciation charge for the period	(160)
Net book value 31.3.2009	72,817
Balance 31.3.2009	
Cost	79,124
Accumulated depreciation	(6,307)

The reclassification of amount € 5,555 during the first quarter of 2009 from property, plant and equipment, concerns a building that has been leased.

8. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2008				
Cost	1,283,906	5,414	414,199	1,703,519
Accumulated depreciation	(230,544)	(2,342)	(297,358)	(530,244)
1.1.2008 - 31.3.2008				
Net book value 1.1.2008	1,053,362	3,072	116,841	1,173,275
Foreign exchange differences	(2,508)	(95)	(848)	(3,451)
Additions	20,311		13,143	33,454
Disposals	(10)	(939)	(331)	(1,280)
Reclassification from «Investment property»	444			444
Other reclassification		(77)	77	
Depreciation charge for the period	(6,030)	(69)	(7,500)	(13,599)
Net book value 31.3.2008	1,065,569	1,892	121,382	1,188,843
Balance 31.3.2008				
Cost	1,300,911	3,177	425,407	1,729,495
Accumulated depreciation	(235,342)	(1,285)	(304,025)	(540,652)
1.4.2008 - 31.12.2008				
Net book value 1.4.2008	1,065,569	1,892	121,382	1,188,843
Foreign exchange differences	(7,666)	(305)	(2,446)	(10,417)
Additions	72,881		40,965	113,846
Disposals	(832)	9	(814)	(1,637)
Additions from companies consolidated for the first time in 2008	1,465		1,115	2,580
Reclassification from «Investment property»	6,006			6,006
Other reclassification	4,038	422	(4,460)	
Depreciation charge for the period	(20,810)	(211)	(23,960)	(44,981)
Net book value 31.12.2008	1,120,651	1,807	131,782	1,254,240
Balance 31.12.2008				
Cost	1,373,990	2,814	454,795	1,831,599
Accumulated depreciation	(253,339)	(1,007)	(323,013)	(577,359)
1.1.2009 - 31.3.2009				
Net book value 1.1.2009	1,120,651	1,807	131,782	1,254,240
Foreign exchange differences	(4,247)	(5)	633	(3,619)
Additions	11,975	4	19,423	31,402
Disposals	(36)	(576)	1,128	516
Reclassification to «Investment property»	(5,555)			(5,555)
Depreciation charge for the period	(7,092)	(615)	(8,676)	(16,383)
Net book value 31.3.2009	1,115,696	615	144,290	1,260,601
Balance 31.3.2009				
Cost	1,373,769	2,107	471,809	1,847,685
Accumulated depreciation	(258,073)	(1,492)	(327,519)	(587,084)

9. Goodwill and other intangible assets

	Goodwill	Other intangible	Software	Total
Balance 1.1.2008				
Cost	58,008	25,785	181,273	265,066
Accumulated amortization		(10,042)	(120,527)	(130,569)
1.1.2008 - 31.3.2008				
Net book value 1.1.2008	58,008	15,743	60,746	134,497
Foreign exchange differences	(1,989)	(310)	(212)	(2,511)
Additions	5		6,352	6,357
Disposals		(3,358)	3,358	
Amortization charge for the period		(831)	(5,688)	(6,519)
Net book value 31.3.2008	56,024	11,244	64,556	131,824
Balance 31.3.2008				
Cost	56,024	21,582	190,431	268,037
Accumulated amortization		(10,338)	(125,875)	(136,213)
1.4.2008 - 31.12.2008				
Net book value 1.4.2008	56,024	11,244	64,556	131,824
Foreign exchange differences	(5,283)	(169)	(428)	(5,880)
Additions		17,947	38,147	56,094
Disposals			(183)	(183)
Additions from companies consolidated for the first time in 2008	1,546	1	49	1,596
Reclassifications		(95)	95	
Impairment losses	(251)			(251)
Amortization charge for the period		(3,838)	(19,401)	(23,239)
Net book value 31.12.2008	52,036	25,090	82,835	159,961
Balance 31.12.2008				
Cost	52,036	37,983	227,612	317,631
Accumulated amortization		(12,893)	(144,777)	(157,670)
1.1.2009 - 31.3.2009				
Net book value 1.1.2009	52,036	25,090	82,835	159,961
Foreign exchange differences	(2,346)	(243)	(314)	(2,903)
Additions		2,041	8,417	10,458
Amortization charge for the period		(1,102)	(5,127)	(6,229)
Net book value 31.3.2009	49,690	25,786	85,811	161,287
Balance 31.3.2009				
Cost	49,690	39,239	235,411	324,340
Accumulated amortization		(13,453)	(149,600)	(163,053)

LIABILITIES

10. Debt securities in issue and other borrowed funds

a. Short term

i. Securities (ECP)

Balance 1.1.2009	**130,030**
Changes for the period 1.1 – 31.3.2009	
New issues [(1)]	489,497
Maturities/Redemptions	(218,700)
Accrued interest	2,538
Foreign exchange differences	(60)
Balance 31.3.2009	**403,305**

ii. Issues guaranteed by the Greek State (Law 3723/2008) [(2)]

Balance 1.1.2009	
Changes for the period 1.1 – 31.3.2009	
New issues	498,750
Accrued interest	2,464
Balance 31.3.2009	**501,214**

b. Long term

i. Senior debt securities

Balance 1.1.2009	**9,287,581**
Changes for the period 1.1 – 31.3.2009	
(Purchases)/sales by Group companies	(526,438)
Maturities/Redemptions	(1,679,241)
Fair value change due to hedging	9,550
Accrued interest	(29,909)
Foreign exchange differences	(12,463)
Balance 31.3.2009	**7,049,080**

ii. Subordinated debt

Balance 1.1.2009	**975,090**
Changes for the period 1.1 – 31.3.2009	
(Purchases)/sales by Group companies	(12,511)
Maturities/Redemptions [(3)]	(154,792)
Fair value change due to hedging	5,715
Accrued interest	(5,261)
Foreign exchange differences	(9,211)
Balance 31.3.2009	**799,030**
Total	**8,752,629**

Of the above debt securities in issue an amount of € 2,027,379 (31.12.2008: € 3,151,516) held by Bank customers has been reclassified to "Due from customers". Therefore the balance of "Debt securities in issue held by institutional investors and other borrowed funds", as at 31 March 2009, amounts to € 6,725,250 (31.12.2008: € 7,241,185).

Bond issues of € 4.8 billion from the securitization of mortgage, consumer loans and bonds are not presented in "Debt securities in issue and other borrowed funds" since these securities, issued by Group companies, are held by the Bank.

The issuance of two bonds, through the special purpose entity Talanto Plc and covered by bonds portfolio, was completed during the first quarter of 2009 (17.2.2009). The debt securities issued from the securitization of bonds portfolio are

(1) *The new issues in Euro pay an average spread of 15 to 40 basis points over Euribor of the respective period.*

(2) *According to article 2 of Law 3723/2008 for the enhancement of economy's liquidity, the Bank issued on 12.2.2009 a senior debt security, guaranteed by the Greek State, amounting to € 500 million with nine month duration that bears a 2.85% interest rate.*

(3) *On 23.1.2009, 5 years after issuance, the Bank redeemed 10 year subordinated debt amounting to € 200 million.*

held by the Bank and the first tranche, which has received a A1 rating from the Moody's credit rating agency, has been accepted as collateral by the Bank of Greece for monetary policy purposes.

11. Provisions

	31.3.2009	31.12.2008
Insurance provisions	40,380	39,770
Provisions to cover credit risk	4,823	3,627
Other	9,227	9,866
Total	**54,430**	**53,263**

a. Insurance provisions

	31.3.2009	31.12.2008
Non-life insurance		
Unearned premiums	5,180	5,163
Outstanding claim reserves	4,052	4,109
Total	9,232	9,272
Life insurance		
Mathematical reserves	8,660	7,635
Outstanding claim reserves	1,477	1,377
Total	10,137	9,012
Reserves for investments held on behalf and at risk of life insurance policy holders	**21,011**	**21,486**
Total	**40,380**	**39,770**

b. Provisions to cover credit risk

Balance 31.12.2008	**3,627**
Changes for the period 1.1. – 31.3.2009	
Reversal of provisions to cover credit risk relating to off-balance sheet items	(38)
Foreign exchange differences	1,234
Balance 31.3.2009	**4,823**

c. Other provisions

Balance 31.12.2008	**9,866**
Changes for the period 1.1. – 31.3.2009	
Provisions charged to profit and loss	825
Provisions used during the period	(112)
Foreign exchange differences	(1,352)
Balance 31.3.2009	**9,227**

The amount of other provisions charged to profit and loss account is included in "Other expenses" of the income statement .

EQUITY

12. Share capital, Retained earnings and Treasury shares

a) Share capital

In the context of the Bank's participation, to the requirements of Law 3723/2008 referring to the enhancement of economy's liquidity, the Bank's extraordinary General Meeting of Shareholders held on 12 January 2009 approved:

- The Bank's share capital increase amounting to € 940 million in accordance with the above law requirements, with the cancellation of the preemptive rights of existing shareholders and by issuing and distributing new paper, non-voting, redeemable preference shares.
- The grant of authorization to the Board of Directors to define the terms of issuance of the preference shares.
- The modification of the Article 5 of the Bank's Articles of Incorporation for the purpose of increasing the share capital and for adapting to the requirements of Law 3723/2008.

The above mentioned share capital increase has not been completed as at 31.3.2009

b) Retained earnings

According to paragraph 3 of article 1 of Law 3723/2008 concerning the enhancement of economy's liquidity, the dividend distribution to the shareholders of credit institutions, participating in the above program, cannot exceed the percentage of 35% as stated in Law 148/1967.

The 20708/B.1175/23.4.2009 decision of Minister of Economy and Finance clarified that in the case of existence of distributable profits, the distribution of dividends is limited from zero up to a maximum of 35% of the profits. Additionally for the fiscal year 2008 and according to article 28 of Law 3576/2009, dividends may only be distributed in the form of shares.

The Ordinary General Meeting of Shareholders which will approve the financial statements of 2008 will decide on the dividend distribution or not and the capitalization of any dividend distributed.

The Bank's Board of Directors will propose the distribution or not of dividend before the forthcoming Ordinary General Meeting of the Shareholders.

c) Treasury shares

The Bank, pursuant to the decisions of the General Meeting of Shareholders held on 3.4.2008, purchased, during the period from 1.1 - 16.2.2009, 457,601 treasury shares at a cost of € 2,665 (€ 5.83 per share).

The number of treasury shares and their cost are analyzed as follows:

	Number of shares	Cost	Percentage
Balance 31.12.2008	5,683,358	68,985	1.38%
Purchases 1.1 - 16.2.2009	457,601	2,665	0.11%
Total 31.3.2009	**6,140,959**	**71,650**	**1.49%**

It is noted that according to article 28 of Law 3756/31.3.2009, credit institutions, participating in the enhancement of the Greek economy's liquidity program (Law 3723/2008), are not allowed to purchase treasury shares during their participation in the program.

ADDITIONAL INFORMATION

13. Contingent liabilities and commitments

a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

There are no pending legal cases or issues in progress which may have a material impact on the financial statements or operations of the other companies of the Group. However, the Group recorded a provision amounting to €4.1 million for pending legal cases or issues in progress.

b) Tax issues

The Bank and the companies, Alpha Astika Akinita A.E., Messana Holdings S.A., Ionian Hotel Enterprises A.E., ABC Factors A.E. and Kafe Alpha A.E. have been audited by the tax authorities for the years up to and including 2005. The Bank's branches in Bulgaria and in Albania have been audited by the tax authorities for the years up to and including 2007, while London branch has been audited by tax authorities for the years up to and including 2005. Alpha Bank Romania S.A. and Alpha Insurance Agents AE. have been audited by the tax authorities for the year up to and including 2006. Alpha Finance A.E.P.E.Y. and Alpha Leasing A.E. have been audited by the tax authorities for the years up to and including 2007. The companies Alpha Ventures A.E., Alpha Private Investment Services A.E.P.E.Y., Oceanos A.T.O.E.E., Ionian Holdings A.E., Evremethea A.E. and APE Commercial Property A.E. used the requirments of Law 3697/2008 and settled the unaudited tax years 2002-2006, 2002-2005, 2003-2006, 2005-2006, 2005-2006 and 2005-2006, respectively. The majority of the remaining companies of the Group have been audited by the tax authorities, for the years up to and including the year ended 31 December 2002.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) Operating leases

The Group's minimum future payments are:

	31.3.2009	31.12.2008
► less than one year	58,497	48,624
► between one and five years	191,442	162,958
► more than five years	180,918	134,604
Total	**430,857**	**346,186**

The minimum future revenues are:

	31.3.2009	31.12.2008
► less than one year	5,730	6,056
► between one and five years	18,875	19,267
► more than five years	6,635	6,901
Total	**31,240**	**32,224**

d) Off balance sheet liabilities

	31.3.2009	31.12.2008
Letters of credit	143,777	191,937
Letters of guarantee	6,498,298	5,652,060
Undrawn credit facilities	17,489,443	18,040,379
Total	**24,131,518**	**23,884,376**

e) Assets pledged

	31.3.2009	31.12.2008
Loans to customers	4,103,767	964,490
Securities from reverse repos	550,000	400,000
Securities held for trading	67,064	60,964
Investment securities	7,706,425	5,632,896
Total	**12,427,256**	**7,058,350**

- From loans to customers:
  i. An amount of €1,874.6 million has been collateralized to the Bank of Greece in accordance with the Monetary Policy Council Act No 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act 61/6.12.2006. With this act the Bank of Greece accepts as collateral, for monetary policy purposes and intraday credit, non marketable assets, which should meet the terms and conditions of the above act.
  ii. An amount of €2,229.2 million has been granted as collateral to the Greek State in order for the Bank to receive securities issued by the Greek State in accordance with Law 3723/2008.
- From the investment securities portfolio €5 million is pledged as a margin account insurance to clearing house of derivative transactions "ETESEP" A.E.
- The above mentioned securities derived from reserve repos, held for trading and investments securities are pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET) and in the European Central Bank's main refinancing operations.

  Securities amounting to €3.9 billion, included in investment securities and issued due to the securitization of bonds, mortgage and consumer loans of the Bank, have been accepted as collateral by the European Central Bank. The above securities along with other similar securities held by the Bank are not presented in the account "Investment Securities" but are presented net from the debt issued by the special purpose entities.

f) Other pledges:

- On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. The issuer will be Alpha Group Jersey Limited a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange. The program is not yet active.
- In accordance with article 3 of Law 3723/2008, securities amounting to Euro 1,138 million, issued by the Greek State, have been offered to the Bank through a bilateral agreement. These securities have been pledged to the European Central Bank to enhance the Bank's liquidity.

14. Group consolidated companies

The consolidated financial statements apart from the parent company ALPHA BANK include the following entities:

A. SUBSIDIARIES

Name	Country of Incorporation	Group's ownership interest % 31.3.2009	31.12.2008
Banks			
1. Alpha Bank London Ltd	United Kingdom	100.00	100.00
2. Alpha Bank Cyprus Ltd	Cyprus	100.00	100.00
3. Alpha Bank Romania S.A.	Romania	99.91	99.91
4. Alpha Bank A.D. Skopje	FYROM	100.00	100.00
5. Alpha Bank Jersey Ltd	Jersey	100.00	100.00
6. Alpha Bank Srbija A.D.	Serbia	100.00	100.00
7. Astra Bank OJSC	Ukraine	93.33	93.33
Leasing companies			
1. Alpha Leasing A.E.	Greece	100.00	100.00
2. Alpha Leasing Romania S.A.	Romania	99.99	99.99
3. ABC Factors A.E.	Greece	100.00	100.00
4. Alpha Asset Finance C.I. Ltd	Jersey	100.00	100.00
Investment Banking			
1. Alpha Finance A.E.Π.E.Y.	Greece	100.00	100.00
2. Alpha Finance US Corporation	USA	100.00	100.00
3. Alpha Finance Romania S.A.	Romania	99.98	99.98
4. Alpha Ventures A.E.	Greece	100.00	100.00
5. Alpha Ventures Capital Management	Greece	100.00	100.00
Asset Management			
1. Alpha Asset Management A.E.D.A.K.	Greece	100.00	100.00
2. Alpha Private Investment Services A.E.P.E.Y.	Greece	100.00	100.00
3. ABL Independent Financial Advisers Ltd	United Kingdom	100.00	100.00
Insurance			
1. Alpha Insurance Agents A.E.	Greece	100.00	100.00
2. Alpha Insurance LTD Cyprus	Cyprus	100.00	100.00
3. Alpha Insurance Brokers S.R.L.	Romania	99.91	99.91
4. Alphalife A.A.E.Z.	Greece	100.00	100.00
Real estate and hotel			
1. Alpha Astika Akinita A.E.	Greece	89.23	88.59
2. Ionian Hotel Enterprises A.E.	Greece	96.79	96.64
3. Oceanos A.T.O.E.E.	Greece	100.00	100.00
4. Alpha Real Estate D.O.O. Beograd	Serbia	89.23	88.59
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	89.23	88.59
6. Alpha Real Estate Bulgaria E.O.O.D. (note 18c)	Bulgaria	89.23	88.59
Special purpose and holding entities			
1. Alpha Credit Group Plc	United Kingdom	100.00	100.00
2. Alpha Group Jersey Ltd	Jersey	100.00	100.00
3. Alpha Group Investment Ltd	Cyprus	100.00	100.00
4. Ionian Holdings A.E.	Greece	100.00	100.00
5. Messana Holdings S.A.	Luxembourg	100.00	100.00
6. Ionian Equity Participations Ltd	Cyprus	100.00	100.00
7. ABL Holdings Jersey Ltd	Jersey	100.00	100.00
8. Alpha Covered Bonds Plc	United Kingdom	100.00	100.00
9. Katanalotika Plc	United Kingdom		
10.Talanto Plc (note 18b)	United Kingdom		
Other companies			
1. Alpha Bank London Nominees Ltd	United Kingdom	100.00	100.00
2. Alpha Trustees Ltd	Cyprus	100.00	100.00
3. Flagbright Ltd	United Kingdom	100.00	100.00
4. Alpha Advisory Romania S.R.L.	Romania	99.98	99.98
5. Evremathea A.E.	Greece	100.00	100.00
6. Kafe Alpha A.E.	Greece	100.00	100.00
7. Ionian Supporting Services A.E.	Greece	100.00	100.00
8. Real Car Rental A.E. (note 18a)	Greece	100.00	

B. JOINT VENTURES

Name	Country of Incorporation	Group's ownership interest % 31.3.2009	31.12.2008
1. Cardlink A.E.	Greece	50.00	50.00
2. APE Fixed Assets A.E.	Greece	60.10	60.10
3. APE Commercial Property A.E.	Greece	72.20	72.20
4. APE Investment Property S.A.	Greece	67.42	67.42
5. Alpha TANEO A.K.E.S.	Greece	51.00	51.00

The subsidiaries were fully consolidated and the joint ventures were consolidated under the proportionate method.

The Group hedges the foreign exchange risk arising from the net investment in Alpha Bank London Ltd., Alpha Bank Romania S.A. and Alpha Finance US Corporation through the use of the FX swaps and interbank deposits in the functional currency of the above subsidiaries.

C. ASSOCIATES

Name	Country of Incorporation	Group's ownership interest % 31.3.2009	31.12.2008
1. Evisak A.E.	Greece	27.00	27.00
2. AEDEP Thessalias and Stereas Ellados A.E.	Greece	50.00	50.00
3. A.L.C. Novelle Investments Ltd	Cyprus	33.33	33.33
4. EL.P.E.T. Valkaniki A.E.	Greece	26.71	26.71

The associates included in consolidated financial statements are measured under the equity method.

15. Operating segment

(Amounts in millions of Euro)

	1.1 - 31.3.2009						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	402.6	186.9	83.9	3.0	29.4	98.9	0.5
Net fee and commission income	92.8	42.4	20.2	8.7	7.0	14.7	(0.2)
Other income	46.0	1.8	2.3	0.5	17.3	10.1	14.0
Total income	**541.4**	**231.1**	**106.4**	**12.2**	**53.7**	**123.7**	**14.3**
Total expenses	**(278.8)**	**(140.6)**	**(31.5)**	**(9.3)**	**(9.6)**	**(72.5)**	**(15.3)**
Impairment losses	(157.3)	(72.2)	(61.4)	(0.1)		(23.6)	
Profit before income tax	**105.3**	**18.3**	**13.5**	**2.8**	**44.1**	**27.6**	**(1.0)**
Income tax	(20.0)						
Profit after income tax	**85.3**						

(Amounts in millions of Euro)

	1.1 - 31.3.2008						
	Group	Retail	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	442.0	271.4	82.8	4.3	7.8	73.9	1.8
Net fee and commission income	115.3	41.1	20.6	19.1	12.7	22.2	(0.4)
Other income	33.7	3.0	1.6	0.4	7.2	15.0	6.5
Total income	**591.0**	**315.5**	**105.0**	**23.8**	**27.7**	**111.1**	**7.9**
Total expenses	**(263.5)**	**(141.3)**	**(29.2)**	**(13.0)**	**(10.0)**	**(59.2)**	**(10.8)**
Impairment losses	(67.6)	(48.8)	(9.8)			(9.0)	
Profit before income tax	**259.9**	**125.4**	**66.0**	**10.8**	**17.7**	**42.9**	**(2.9)**
Income tax	(54.8)						
Profit after income tax	**205.1**						

i. Retail Banking

Includes all individuals (retail banking customers), professionals, small and very small companies operating in Greece and abroad except from South-Eastern Europe countries.

The Group through its extended branch network offers all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letter of guarantees) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations operating in Greece and abroad except from South Eastern Europe countries.

The Group offers working capital facilities, corporate loans, and letters of guarantees.

This sector also includes the leasing products which are offered through Alpha Leasing A.E. and factoring services to third parties through ABC Factors A.E.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through Group's private banking units and Alpha Asset Management AEDAK. In addition, commissions are included due to the wide range of insurance products to individuals and companies through AXA insurance, which is the corporate successor of the subsidiary Alpha Insurance A.E.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered either by the Bank or specialized Group companies (Alpha Finance A.E.P.E.Y., Alpha Ventures A.E.). It also includes the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South-Eastern Europe

Consists of the Bank's branches and subsidiaries of the Group operating in South Eastern Europe.

vi. Other

This segment consists of the non-financial subsidiaries of the Group and Bank's income and expenses that are not related to its operating activities.

16. Capital adequacy

The Group's capital adequacy is monitored by the Bank of Greece to which the Group reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Group must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which have been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Group's regulatory own funds with the risks that the Group undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves, minority interest), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Group in all areas for the next years.

	31.3.2009 (estimate)	**31.12.2008**
Tier I ratio	7.9%	8.0%
Capital adequacy ratio (Tier I + Tier II)	**9.4%**	**9.8%**

17. Related-party transactions

The Bank and the Group companies entered into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by the Group's relevant committees.

a. The outstanding balances of the transactions with members of the Board of Directors and their close family members are as follows:

	31.3.2009	**31.12.2008**
Assets		
Loans and advances to customers	142,177	172,472
Liabilities		
Due to customers	94,829	73,991
Debt securities in issue	15,354	20,096
Total	110,183	94,087
Letters of guarantee	15,006	21,392

	From 1 January to	
	31.3.2009	**31.3.2008**
Income		
Interest and similar income	2,264	392
Expenses		
Interest expense and similar charges	2,526	580

b. The outstanding balances with associates and the related results of these transactions are as follows:

	31.3.2009	**31.12.2008**
Assets		
Loans and advances to customers	133	
Liabilities		
Due to customers	1,787	406

	From 1 January to	
	31.3.2009	**31.3.2008**
Income		
Interest and similar income	3	5
Expenses		
Other expenses	543	639
Interest expense and similar charges	12	
Total	555	639

c. The Group Companies' Board of Directors and Executive General Managers' fees recorded in the income statement for the first quarter of 2009 amounted to €2,907 (A' quarter of 2008: €2,692).

18. Corporate events

a. Real Car Rental A.E., established by the subsidiary Alpha Leasing A.E. is included in the consolidated financial statements of 31.3.2009 for the first time.

b. On 7.1.2009 Talanto Plc was established in the United Kingdom with primary activity the issuance of covered bonds. The Company is a special purpose entity and is fully consolidated by the Bank as it serves specific Bank's needs.

c. On 20.2.2009 Alpha Immovables Bulgaria E.O.O.D., 100% subsidiary of Alpha Astika Akinita A.E., was renamed to Alpha Real Estate Bulgaria E.O.O.D.

d. On 16.3.2009 the Bank participated in the share capital increase of the 100% subsidiary Ionian Equity Participations Ltd by €4.1 million.

19. Events after the balance sheet date

a. On 13.4.2009 the Bank participated in the share capital increase of its 100% subsidiary ABC Factors AE, by €14 million.

b. On 24.4.2009 the Bank according to the requirements of Law 3723/2008 referring to the enhancement of economy's liquidity, issued a new bond loan amounting to €1 billion with three years duration, guaranteed by the Greek State which bears a 3m Euribor +2% interest rate.

c. On 14.5.2009 the Bank signed a contract with the Greek State, according to which the Greek State has fully subscribed the total share capital increase of the Bank (€940 million) as decided in the extraordinary General Meeting of Shareholders held on 12.1.2009 through the issuance of preference shares in favour of the Greek State.

d. On 20.5.2009 the issuance of two bonds amounting to €3.29 billion, through the special purpose entity Epihiro Plc and covered with corporate loans, was completed. The bonds issued due to the securitization of corporate loans are held by the bank and the first tranche, which has received an Aaa rating from the Moody's credit rating agency, is accepted as collateral by the Bank of Greece for monetary policy purposes.

Athens, May 26, 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No. I 166670	MARINOS S. YANNOPOULOS I.D. No. AH 064139	GEORGE N.KONTOS I.D. No. AB 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΟΜΙΛΟΥ ΤΗΣ 31.3.2009

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

Αθήναι,
26 Μαΐου 2009

ΠΕΡΙΕΧΟΜΕΝΑ

Ενδιάμεσες Οικονομικές Καταστάσεις Ομίλου της 31.3.2009

Ενδιάμεση Ενοποιημένη Κατάσταση Αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2009	31.3.2008
Τόκοι και εξομοιούμενα έσοδα		1.047.327	1.004.841
Τόκοι και εξομοιούμενα έξοδα		(644.725)	(562.857)
Καθαρό έσοδο από τόκους		402.602	441.984
Έσοδα από αμοιβές και προμήθειες		102.585	124.441
Προμήθειες έξοδα		(9.811)	(9.163)
Καθαρό έσοδο από αμοιβές και προμήθειες		92.774	115.278
Έσοδα από μερίσματα		731	247
Αποτελέσματα χρηματοοικονομικών πράξεων		29.810	17.068
Λοιπά έσοδα		15.440	16.316
		45.981	33.631
Σύνολο εσόδων		**541.357**	**590.893**
Αμοιβές και έξοδα προσωπικού		(138.925)	(139.285)
Γενικά διοικητικά έξοδα		(116.252)	(103.188)
Αποσβέσεις	7, 8, 9	(22.772)	(20.282)
Λοιπά έξοδα		(872)	(783)
Σύνολο εξόδων		**(278.821)**	**(263.538)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(157.262)	(67.584)
Αναλογία κερδών/(ζημιών) από συγγενείς εταιρίες		(1)	106
Κέρδη πριν το φόρο εισοδήματος		**105.273**	**259.877**
Φόρος εισοδήματος	3	(20.002)	(54.748)
Καθαρά κέρδη, μετά το φόρο εισοδήματος		**85.271**	**205.129**
Καθαρά κέρδη που αναλογούν σε:			
Μετόχους της Τραπέζης		**85.738**	**205.031**
Τρίτους		(467)	98
Καθαρά κέρδη ανά μετοχή:			
Βασικά και προσαρμοσμένα (€ ανά μετοχή)	4	0,21	0,50

Οι επισυναπτόμενες σημειώσεις (σελ. 9 - 31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Ενδιάμεσος Ενοποιημένος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.3.2009	31.12.2008
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		3.073.671	3.450.947
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		1.736.986	2.829.970
Αξιόγραφα εμπορικού χαρτοφυλακίου		84.695	81.135
Παράγωγα χρηματοοικονομικά μέσα		357.351	485.026
Δάνεια και απαιτήσεις κατά πελατών	5	50.802.082	50.704.702
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
- Διαθέσιμα προς πώληση	6	4.325.281	752.526
- Διακρατούμενα μέχρι τη λήξη	6	4.484.990	4.488.709
Επενδύσεις σε συγγενείς εταιρίες		57.993	59.260
Επενδύσεις σε ακίνητα	7	72.817	66.875
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	1.260.601	1.254.240
Υπεραξία και λοιπά άυλα πάγια	9	161.287	159.961
Αναβαλλόμενες φορολογικές απαιτήσεις		338.035	333.499
Λοιπά στοιχεία Ενεργητικού		568.994	549.299
		67.324.783	65.216.149
Στοιχεία Ενεργητικού προς πώληση		84.612	53.805
Σύνολο Ενεργητικού		**67.409.395**	**65.269.954**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		13.421.235	8.963.796
Παράγωγα χρηματοοικονομικά μέσα		708.883	805.346
Υποχρεώσεις προς πελάτες (συμπεριλαμβανομένων ομολογιών εκδόσεώς μας)		41.018.941	42.546.777
Ομολογίες εκδόσεώς μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις	10	6.725.250	7.241.185
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		117.858	128.062
Αναβαλλόμενες φορολογικές υποχρεώσεις		228.912	197.779
Υποχρεώσεις καθορισμένων παροχών στους εργαζόμενους		43.620	42.762
Λοιπές υποχρεώσεις		1.206.567	1.350.287
Προβλέψεις	11	54.430	53.263
Σύνολο Υποχρεώσεων		**63.525.696**	**61.329.257**
ΚΑΘΑΡΗ ΘΕΣΗ			
Κεφάλαια και αποθεματικά που αναλογούν στους Μετόχους της Τραπέζης			
Μετοχικό Κεφάλαιο	12	1.931.590	1.931.590
Αποθεματικά		168.696	188.404
Αποτελέσματα εις νέον	12	1.008.122	969.815
Ίδιες μετοχές	12	(71.650)	(68.985)
		3.036.758	3.020.824
Δικαιώματα τρίτων		**31.317**	**32.567**
Υβριδικά κεφάλαια		**815.624**	**887.306**
Σύνολο Καθαρής Θέσεως		**3.883.699**	**3.940.697**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**67.409.395**	**65.269.954**

Οι επισυναπτόμενες σημειώσεις (σελ. 9 - 31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Ενδιάμεση Ενοποιημένη Κατάσταση Συνολικού Αποτελέσματος

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2009	31.3.2008
Καθαρά κέρδη μετά το φόρο εισοδήματος, που αναγνωρίσθηκαν στην Κατάσταση Αποτελεσμάτων		**85.271**	**205.129**
Λοιπά αποτελέσματα που καταχωρήθηκαν απευθείας στην Καθαρή Θέση:			
Μεταβολή του αποθεματικού των διαθεσίμων προς πώληση αξιογράφων	3	(11.967)	(47.041)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	3	(8.089)	(14.962)
Φόρος εισοδήματος	3	101	11.932
Σύνολο αποτελεσμάτων που καταχωρήθηκαν απευθείας στην Καθαρή Θέση, μετά το φόρο εισοδήματος	3	**(19.955)**	**(50.071)**
Συνολικό αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος		**65.316**	**155.058**
Συνολικό αποτέλεσμα περιόδου που αναλογεί σε:			
Μετόχους της Τραπέζης		**65.516**	**154.972**
Τρίτους		(200)	86

Οι επισυναπτόμενες σημειώσεις (σελ. 9 - 31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Ενδιάμεση Ενοποιημένη Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2008	**1.602.809**	**184.033**	**445.662**	**1.138.195**	**(188)**	**3.370.511**	**32.859**	**887.894**	**4.291.264**
Μεταβολές περιόδου 1.1 - 31.3.2008									
Συνολικό αποτέλεσμα περιόδου μετά το φόρο εισοδήματος			(50.059)	205.031		154.972	86		155.058
Αγορές / πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες			(12)	(2.736)		(2.748)	(1.170)		(3.918)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(29)	(167.363)	(167.392)		(332)	(167.724)
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας							(532)		(532)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(41.640)		(41.640)			(41.640)
Σχηματισμός αποθεματικών			598	(598)					
Λοιπά				(1.321)		(1.321)			(1.321)
Υπόλοιπο 31.3.2008	**1.602.809**	**184.033**	**396.189**	**1.296.902**	**(167.551)**	**3.312.382**	**31.243**	**887.562**	**4.231.187**
Μεταβολές περιόδου 1.4 - 31.12.2008									
Συνολικό αποτέλεσμα περιόδου μετά το φόρο εισοδήματος			(251.479)	307.036		55.557	(2.090)		53.467
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση διαφοράς υπέρ το άρτιο και αποτελεσμάτων εις νέον	328.781	(184.033)		(144.748)					
Εξοδα αυξήσεως μετοχικού κεφαλαίου				(2.204)		(2.204)			(2.204)
Αγορές / πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες			(3.372)	(2.534)		(5.906)	3.414		(2.492)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων				(57.760)	98.566	40.806		(256)	40.550
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας				(362.199)		(362.199)			(362.199)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων				(16.935)		(16.935)			(16.935)
Σχηματισμός αποθεματικών			47.066	(47.066)					
Λοιπά				(677)		(677)			(677)
Υπόλοιπο 31.12.2008	**1.931.590**		**188.404**	**969.815**	**(68.985)**	**3.020.824**	**32.567**	**887.306**	**3.940.697**

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό Κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο	Δικαιώματα τρίτων	Υβριδικά κεφάλαια	Σύνολο Καθαρής Θέσεως
Υπόλοιπο 1.1.2009		1.931.590		188.404	969.815	(68.985)	3.020.824	32.567	887.306	3.940.697
Μεταβολές περιόδου 1.1 - 31.3.2009										
Συνολικό αποτέλεσμα περιόδου μετά το φόρο εισοδήματος				(20.222)	85.738		65.516	(200)		65.316
Αγορές / πωλήσεις και μεταβολή ποσοστών συμμετοχής σε θυγατρικές εταιρίες					(162)		(162)	(669)		(831)
Αγορές / πωλήσεις ιδίων μετοχών και υβριδικών τίτλων	12γ					(2.665)	(2.665)		(71.682)	(74.347)
Διανομή μερισμάτων στους κοινούς μετόχους και στους μετόχους μειοψηφίας								(381)		(381)
Πληρωμή μερισμάτων στους κατόχους υβριδικών τίτλων					(38.445)		(38.445)			(38.445)
Σχηματισμός αποθεματικών				514	(514)					
Λοιπά					(8.310)		(8.310)			(8.310)
Υπόλοιπο 31.3.2009		1.931.590		168.696	1.008.122	(71.650)	3.036.758	31.317	815.624	3.883.699

Οι επισυναπτόμενες σημειώσεις (σελ. 9 - 31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Ενδιάμεση Ενοποιημένη Κατάσταση Ταμειακών Ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2009	31.3.2008
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		105.273	259.877
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων	7, 8	16.543	13.763
Αποσβέσεις αΰλων παγίων	9	6.229	6.519
Απομειώσεις δανείων και προβλέψεις		178.140	63.696
Λοιπές προσαρμογές		3.187	(5.574)
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(13.590)	(2.737)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		249	10.084
Αναλογία (κερδών)/ζημιών από συγγενείς επιχειρήσεις		1	(106)
		296.032	**345.522**
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		353.254	282.513
Αξιογράφων εμπορικού χαρτοφυλακίου και παραγώγων Ενεργητικού		124.116	175.822
Δανείων και απαιτήσεων κατά πελατών		(307.484)	(2.396.139)
Λοιπών στοιχείων Ενεργητικού		(19.696)	(67.929)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		4.457.439	843.507
Υποχρεώσεων από παράγωγα		(96.462)	87.197
Υποχρεώσεων προς πελάτες		(2.368.923)	943.651
Λοιπών Υποχρεώσεων		(111.697)	(596)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		**2.326.579**	**213.548**
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(1.229)	(19.688)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**2.325.350**	**193.860**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε θυγατρικές και συγγενείς επιχειρήσεις			(2.615)
Διάθεση συμμετοχών θυγατρικών και συγγενών επιχειρήσεων			1.694
Εισπραχθέντα μερίσματα		731	247
Αγορές παγίων		(36.962)	(42.550)
Πωλήσεις παγίων		1.258	2.636
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		(3.676.373)	(219.272)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(3.711.346)**	**(259.860)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
Πληρωθέντα μερίσματα		(621)	(395)
(Αγορές)/πωλήσεις ιδίων μετοχών		(2.665)	(173.254)
Έκδοση ομολογιακών δανείων		498.750	
Αποπληρωμή ομολογιακών δανείων		(161.589)	(38.102)
(Αγορές)/πωλήσεις υβριδικών τίτλων		(27.338)	(361)
Πληρωθέντα μερίσματα υβριδικών τίτλων		(38.445)	(41.640)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**268.092**	**(253.752)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		**(8.089)**	**(14.962)**
Καθαρή αύξηση/(μείωση) ταμειακών ροών		**(1.125.993)**	**(334.714)**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**3.013.636**	**3.792.031**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**1.887.643**	**3.457.317**

Οι επισυναπτόμενες σημειώσεις (σελ. 9 - 31) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων του Ομίλου.

Σημειώσεις επί των Ενδιάμεσων Ενοποιημένων Οικονομικών Καταστάσεων

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Ο Όμιλος της ALPHA BANK περιλαμβάνει εταιρίες, τόσο στην Ελλάδα όσο και στο εξωτερικό, οι οποίες παρέχουν υπηρεσίες όπως: Τραπεζικές, Χρηματοδοτικές, Χρηματοοικονομικών υπηρεσιών, Επενδύσεων, Ασφαλίσεων, Κτηματικές, Ξενοδοχειακές.

Ιθύνουσα, ή μητρική εταιρία του Ομίλου είναι η ALPHA ΤΡΑΠΕΖΑ Α.Ε., η οποία λειτουργεί με τον διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης, όπως περιγράφεται στο άρθρο 4 του Καταστατικού της, είναι η διενέργεια, για ίδιο λογαριασμό ή για λογαριασμό τρίτων, στην Ελλάδα και στην αλλοδαπή, αυτοτελώς ή σε συνεργασία, συμπεριλαμβανομένης της κοινοπραξίας, μετά τρίτων, του συνόλου, άνευ περιορισμού ή ετέρας διακρίσεως, των (κυρίων και παρεπομένων) εργασιών, δραστηριοτήτων, συναλλαγών και υπηρεσιών, που η εκάστοτε κείμενη (ημεδαπή, κοινοτική, αλλοδαπή) νομοθεσία επιτρέπει σε πιστωτικά ιδρύματα. Για την εκπλήρωσή του η Τράπεζα δύναται να διενεργεί οποιαδήποτε πράξη, εργασία ή συναλλαγή που, αμέσως ή εμμέσως, είναι συναφής, συμπληρωματική ή επιβοηθητική των προαναφερομένων.

Στα πλαίσια της συμμετοχής της Τραπέζης, στο σύνολο των ρυθμίσεων του Ν.3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας, πραγματοποιήθηκε την 12.1.2009 Έκτακτη Γενική Συνέλευση των Μετόχων της, στην οποία, εκτός των άλλων, εγκρίθηκαν:

- η μεταβολή του αριθμού των μελών του Διοικητικού Συμβουλίου και η τροποποίηση του άρθρου 7 του καταστατικού της Τραπέζης.
- η εκλογή εκπροσώπου του Ελληνικού Δημοσίου, ως νέου μέλους του Διοικητικού Συμβουλίου σύμφωνα με τον προαναφερόμενο νόμο, υπό την αίρεση της συμμετοχής του Ελληνικού Δημοσίου στο μετοχικό κεφάλαιο της Τραπέζης.

Στη συνέχεια, με απόφαση του Υπουργού Οικονομίας και Οικονομικών, ορίσθηκε εκπρόσωπος του Ελληνικού Δημοσίου στο Διοικητικό Συμβούλιο της Τραπέζης ο κ. Γεώργιος Ι. Μέργος.

Κατόπιν των ανωτέρω, η σύνθεση του Διοικητικού Συμβουλίου την 31.3.2009 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες ***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO) ***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας *
Νικόλαος Ι. Μάνεσης **
Ιωάννα Ε. Παπαδοπούλου

---

* *Μέλος της Ελεγκτικής Επιτροπής*

** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*

*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης *
Παύλος Α. Αποστολίδης **
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας **

ΜΗ ΕΚΤΕΛΕΣΤΙΚΟ ΜΕΛΟΣ (κατ' εφαρμογή των διατάξεων του Ν.3723/2008)
Γεώργιος Ι. Μέργος

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

Η θητεία των μελών του Διοικητικού Συμβουλίου λήγει το 2010, εκτός του ορισθέντος από το Ελληνικό Δημόσιο εκπροσώπου, του οποίου η θητεία λήγει κατά τα οριζόμενα από το Ν.3723/2008.

Το Διοικητικό Συμβούλιο της Τραπέζης θα προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων της, ως ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων, τους κάτωθι:

Τακτικούς:	Νικόλαο Ε. Βουνισέα
	Χαράλαμπο Γ. Συρούνη
Αναπληρωματικούς:	Νικόλαο Χ. Τσιμπούκα
	Ιωάννη Α. Αχείλα

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31η Μαρτίου 2009 ήταν η όγδοη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες Ευρωπαϊκές εταιρίες. Συμμετέχει επίσης και σε άλλους διεθνείς δείκτες όπως ο S&P Europe 350, ο FTSE Med 100, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), και διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31η Μαρτίου 2009 ανήρχετο σε 410.976.652 τεμάχια.

Κατά το Α' τρίμηνο του 2009, η εμπορευσιμότητα της μετοχής ανήλθε σε 1.503.414 τεμάχια ανά συνεδρίαση, κατά μέσο όρο.

Η Τράπεζα έχει αξιολογηθεί πιστοληπτικά από τρείς οίκους του εξωτερικού ως εξής:

- Fitch Ratings: A-
- Moody's: A2
- Standard & Poor's: BBB+

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Μαΐου 2009.

* *Μέλος της Ελεγκτικής Επιτροπής*
** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*
*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

ΑΚΟΛΟΥΘΟΥΜΕΝΕΣ ΛΟΓΙΣΤΙΚΕΣ ΑΡΧΕΣ

1. Βάση παρουσίασης

Ο Όμιλος κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 31.3.2009 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα εμπορικού χαρτοφυλακίου
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από τις εταιρίες του Ομίλου για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων, στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε ο Όμιλος για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευθείσες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2008, αφού ληφθούν υπόψη τα εξής:

- **Τροποποίηση Διεθνούς Λογιστικού Προτύπου 1** «Παρουσίαση οικονομικών καταστάσεων» (Κανονισμός 1274/17.12.2008)

  Την 6.9.2007, το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, το οποίο επέφερε αλλαγές στον τρόπο παρουσίασης των οικονομικών καταστάσεων. Η υιοθέτηση της τροποποίησης αυτής από τον Όμιλο επέφερε τις ακόλουθες αλλαγές στις οικονομικές του καταστάσεις:

  i. Τη σύνταξη μίας επιπλέον κατάστασης στην οποία περιλαμβάνονται τα αποτελέσματα που αναγνωρίζονται είτε στην κατάσταση αποτελεσμάτων, είτε απευθείας στην καθαρή θέση (κατάσταση συνολικού αποτελέσματος).

  ii. Στην κατάσταση μεταβολών της καθαρής θέσεως περιλαμβάνονται αποκλειστικά οι μεταβολές που προέρχονται από συναλλαγές με τους μετόχους της επιχείρησης.

  iii. Στην κατάσταση συνολικού αποτελέσματος και στις σημειώσεις επί των οικονομικών καταστάσεων παρέχεται γνωστοποίηση για τις μεταβολές, καθώς και για το φόρο που αναλογεί στο κάθε επιμέρους στοιχείο της κατάστασης του συνολικού αποτελέσματος το οποίο καταχωρείται απευθείας στην καθαρή θέση.

- **Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφορήσεως 8** «Λειτουργικοί Τομείς» (Κανονισμός 1358/21.11.2007)

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 «Οικονομικές πληροφορίες κατά τομέα» και επιφέρει αλλαγές στον ορισμό των τομέων δραστηριότητας, στην αποτίμηση των οικονομικών τους στοιχείων καθώς και στον τρόπο παρουσίασης τους στις οικονομικές καταστάσεις.

  Η υιοθέτηση του προτύπου δεν επέφερε αλλαγές στον τρόπο παρουσίασης των λειτουργικών τομέων στις οικονομικές καταστάσεις του Ομίλου.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27** «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 1** «Πρώτη Εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης» όσον αφορά στο «Κόστος κτήσης συμμετοχών σε Θυγατρικές εταιρίες, Κοινοπραξίες ή Συγγενείς εταιρίες» (Κανονισμός 69/23.1.2009)

  Με την παρούσα τροποποίηση, που εκδόθηκε από το Συμβούλιο την 22.5.2008, ορίζεται ότι η διανομή κερδών που σχηματίστηκαν πριν την ημερομηνία απόκτησης των συμμετοχών θα καταχωρείται στα αποτελέσματα ως έσοδο από μερίσματα. Εναλλακτικοί τρόποι προσδιορισμού του κόστους κτήσεως συμμετοχών σε θυγατρικές και σε συγγενείς εταιρίες και σε κοινοπραξίες προβλέπονται για τις επιχειρήσεις που συντάσσουν για πρώτη φορά οικονομικές καταστάσεις σύμφωνα με τα Δ.Π.Χ.Π.

  Η υιοθέτηση του προτύπου δεν είχε επίπτωση στις οικονομικές καταστάσεις του Ομίλου.

Επίσης, ο Όμιλος εφήρμοσε από 1.1.2009 τις ακόλουθες τροποποιήσεις και διερμηνείες, οι οποίες εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και οι οποίες, όμως, δεν είχαν ουσιώδη επίπτωση στις οικονομικές του καταστάσεις:

- **Τροποποίηση Διεθνούς Λογιστικού Προτύπου 23** «Κόστος δανεισμού» (Κανονισμός 1260/10.12.2008)
- **Τροποποίηση Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφορήσεως 2** «Παροχές που εξαρτώνται από την αξία των μετοχών» (Κανονισμός 1261/16.12.2008)
- **Τροποποίηση των Διεθνών Λογιστικών Προτύπων 32** «Χρηματοοικονομικά μέσα: Παρουσίαση» και **1** «Παρουσίαση των Οικονομικών Καταστάσεων» (Κανονισμός 53/21.1.2009)
- **Διερμηνεία 12** «Συμφωνίες παροχής δικαιωμάτων εκμεταλλεύσεως των υπηρεσιών που απορρέουν από την κατασκευή δημοσίων υποδομών » (Κανονισμός 254/25.3.2009)
- **Διερμηνεία 13** «Προγράμματα επιβράβευσης πελατών» (Κανονισμός 1262/16.12.2008)
- **Βελτιώσεις Διεθνών Λογιστικών Προτύπων** (Κανονισμός 70/23.1.2009)

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2009, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που έχουν εκδοθεί ή πρόκειται να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) και που η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν από 1.1.2009, ενδέχεται να επηρεάσει αναδρομικά τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

ΑΠΟΤΕΛΕΣΜΑΤΑ

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	161.687	56.309
Μειώσεις ζημιών απομειώσεως από απαιτήσεις κατά πιστωτικών ιδρυμάτων	(4)	(14)
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία	(37)	11.569
Εισπράξεις από διαγραφείσες απαιτήσεις	(4.384)	(280)
Σύνολο	**157.262**	**67.584**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25%. Με το Ν.3697/2008 ο φορολογικός συντελεστής μειώνεται, κατά μία μονάδα κατ' έτος, από τη χρήση 2010 για να διαμορφωθεί σε 20% για τη χρήση 2014 και εφεξής.

Με το άρθρο 26 του Ν.3634/2008 επεβλήθη από τη χρήση 2007 φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%), και στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κ.λπ.). Τα εισοδήματα, πλέον, που δεν υπόκεινται σε φορολογία είναι τα έσοδα από μερίσματα, γιατί έχουν ήδη φορολογηθεί στο όνομα των εταιριών από τις οποίες προέκυψαν, καθώς και τα κέρδη από τη μεταβίβαση απαιτήσεων για σκοπούς τιτλοποίησης σύμφωνα με το άρθρο 14 του Ν.3156/2003.

Στα μερίσματα που διανέμονται από επιχειρήσεις με έδρα την Ελλάδα και εγκρίνονται από γενικές συνελεύσεις μετά την 1.1.2009, παρακρατείται φόρος με συντελεστή 10% και εξάντληση της φορολογικής υποχρέωσης του δικαιούχου (Ν.3697/2008).

Για τις θυγατρικές εταιρίες και τα καταστήματα της Τραπέζης, που δραστηριοποιούνται σε άλλες χώρες, οι ισχύοντες ονομαστικοί φορολογικοί συντελεστές, για τις χρήσεις 2008 και 2009, έχουν ως εξής:

	Χρήση 2008	Χρήση 2009
	%	%
Κύπρος	10	10
Βουλγαρία	10	10
Σερβία	10	10
Ρουμανία	16	16
FYROM	10	10
Αλβανία	10	10
Ουκρανία	25	25
Jersey	20	10
Ηνωμένο Βασίλειο	28	28
Λουξεμβούργο	29,63	28,59

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008
Τρέχων	6.870	23.956
Αναβαλλόμενος	13.132	30.792
Σύνολο	**20.002**	**54.748**

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.3.2009	**31.3.2008**
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	674	1.171
Αποτίμηση δανείων	6.540	14.221
Διακοπή εκτοκισμού δανείων	5.058	9.125
Απομείωση δανείων	(7.706)	5.498
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων	15.680	15.551
Αποτίμηση παραγώγων	7.662	(15.953)
Διαμόρφωση πραγματικού επιτοκίου	(2.086)	2.277
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων, λόγω αντιστάθμισης της εύλογης αξίας τους	(3.849)	(1.473)
Αποτίμηση ομολόγων	7.489	2.038
Αποτίμηση λοιπών χρεογράφων	(1.702)	(4.779)
Μεταφερόμενες φορολογικές ζημίες	(362)	(196)
Λοιπές προσωρινές διαφορές	(14.266)	3.312
Σύνολο	**13.132**	**30.792**

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως			
	31.3.2009		**31.3.2008**	
	%		%	
Κέρδη πριν το φόρο εισοδήματος		**105.273**		**259.877**
Φόρος εισοδήματος (φορολογικός συντελεστής)	**24,35**	**25.638**	**23,48**	**61.025**
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα	0,03	30	0,04	102
Εισόδημα μη υπαγόμενο στο φόρο	(5,84)	(6.148)	(0,46)	(1.199)
Έξοδα μη εκπεστέα	1,27	1.337	1,07	2.763
Λοιπές φορολογικές προσαρμογές	(0,81)	(855)	(3,06)	(7.943)
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**19,00**	**20.002**	**21,07**	**54.748**

Ο φορολογικός συντελεστής 24,35% για τη χρήση 2009 και 23,48% για τη χρήση 2008, είναι ο μέσος σταθμικός ονομαστικός συντελεστής φόρου, που προκύπτει από τη σχέση του φόρου εισοδήματος, βάσει του ονομαστικού συντελεστή φόρου και των κερδών προ φόρων για κάθε μία από τις θυγατρικές εταιρίες του Ομίλου.

Φόρος εισοδήματος λοιπών αποτελεσμάτων που καταχωρήθηκαν απευθείας στην Καθαρή Θέση

	Από 1 Ιανουαρίου έως					
	31.3.2009			**31.3.2008**		
	Πριν το φόρο εισοδήματος	**Φόρος εισοδήματος**	**Μετά το φόρο εισοδήματος**	**Πριν το φόρο εισοδήματος**	**Φόρος εισοδήματος**	**Μετά το φόρο εισοδήματος**
Μεταβολή του αποθεματικού των διαθεσίμων προς πώληση αξιογράφων	(11.967)	101	(11.866)	(47.041)	11.932	(35.109)
Συναλλαγματικές διαφορές μετατροπής οικονομικών καταστάσεων θυγατρικών εξωτερικού	(8.089)		(8.089)	(14.962)		(14.962)
Σύνολο	**(20.056)**	**101**	**(19.955)**	**(62.003)**	**11.932**	**(50.071)**

4. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών, μετά το φόρο εισοδήματος, που αναλογούν στους Μετόχους της Τραπέζης, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών της Τραπέζης κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από τις εταιρίες του Ομίλου, κοινών μετοχών της Τραπέζης, κατά την ίδια περίοδο.

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Ο Όμιλος δεν έχει μετοχές αυτής της κατηγορίας, κατά συνέπεια τα βασικά κέρδη συμπίπτουν με τα προσαρμοσμένα και έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2009	**31.3.2008**
Κέρδη αναλογούντα στους μετόχους της Τραπέζης	85.738	205.031
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	404.969.416	407.200.259
Βασικά και προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,21	0,50

ΕΝΕΡΓΗΤΙΚΟ

5. Δάνεια και απαιτήσεις κατά πελατών

	31.3.2009	31.12.2008
Ιδιώτες:		
Στεγαστικά:		
- Μη τιτλοποιημένα	10.835.429	10.822.806
- Τιτλοποιημένα	2.707.434	2.715.262
Καταναλωτικά:		
- Μη τιτλοποιημένα	3.223.042	3.183.581
- Τιτλοποιημένα	1.462.080	1.485.843
Πιστωτικές κάρτες	1.289.609	1.285.118
Λοιπά	108.369	119.399
Σύνολο	19.625.963	19.612.009
Εταιρίες:		
Επιχειρηματικά δάνεια	30.156.246	29.779.390
Χρηματοδοτικές μισθώσεις (Leasing)	1.401.510	1.448.224
Εισπράξεις επιχειρηματικών απαιτήσεων (Factoring)	476.013	599.888
Σύνολο	32.033.769	31.827.502
Απαιτήσεις από ασφαλιστικές και αντασφαλιστικές δραστηριότητες	9.871	9.950
Λοιπές απαιτήσεις	482.565	531.235
	52.152.168	51.980.696
Μείον:		
Συσσωρευμένες απομειώσεις [1]	(1.350.086)	(1.275.994)
Σύνολο	**50.802.082**	**50.704.702**

Οι απαιτήσεις από χρηματοδοτικές μισθώσεις αναλύονται, κατά διάρκεια, ως εξής:

	31.3.2009	31.12.2008
Έως ένα (1) έτος	416.561	456.651
Από ένα (1) έτος έως και πέντε (5) έτη	655.683	716.826
Πέραν των πέντε (5) ετών	683.733	785.959
	1.755.977	1.959.436
Μη δεδουλευμένα έσοδα από χρηματοδοτικές μισθώσεις	(354.467)	(511.212)
Σύνολο	**1.401.510**	**1.448.224**

Το καθαρό ποσό των απαιτήσεων από χρηματοδοτικές μισθώσεις αναλύεται, κατά διάρκεια, ως εξής:

	31.3.2009	31.12.2008
Έως ένα (1) έτος	357.742	374.042
Από ένα (1) έτος έως και πέντε (5) έτη	506.561	502.288
Πέραν των πέντε (5) ετών	537.207	571.894
Σύνολο	**1.401.510**	**1.448.224**

[1] Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη, για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία (σημείωση 11β) ύψους € 4.823 (31.12.2008: € 3.627). Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 1.354.909 (31.12.2008: € 1.279.621).

6. Αξιόγραφα επενδυτικού χαρτοφυλακίου

α) Διαθέσιμα προς πώληση

	31.3.2009	31.12.2008
Κρατικοί τίτλοι	3.496.300	366.804
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	686.940	89.994
- Μη εισηγμένοι	21.911	169.328
Μετοχές:		
- Εισηγμένες	32.637	40.465
- Μη εισηγμένες	40.447	36.597
Λοιποί τίτλοι μεταβλητής αποδόσεως	47.046	49.338
Σύνολο	**4.325.281**	**752.526**

β) Διακρατούμενα μέχρι τη λήξη

	31.3.2009	31.12.2008
Κρατικοί τίτλοι	1.929.045	1.805.579
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	2.501.880	2.558.601
- Μη εισηγμένοι	54.065	124.529
Σύνολο	**4.484.990**	**4.488.709**

Η Τράπεζα έχει προβεί σε τιτλοποίηση τμήματος του χαρτοφυλακίου "ομολόγων διακρατουμένων μέχρι τη λήξη", ύψους € 1,2 δισ., μέσω εταιρίας ειδικού σκοπού ελεγχομένης από αυτή.

7. Επενδύσεις σε ακίνητα

	Οικόπεδα-Κτήρια
Υπόλοιπο την 1.1.2008	
Αξία κτήσεως	78.526
Συσσωρευμένες αποσβέσεις	(4.966)
1.1.2008 - 31.3.2008	
Αναπόσβεστη αξία 1.1.2008	73.560
Συναλλαγματικές διαφορές	(246)
Προσθήκες	124
Μεταφορές στα "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(444)
Αποσβέσεις περιόδου	(164)
Αναπόσβεστη αξία την 31.3.2008	72.830
Υπόλοιπο την 31.3.2008	
Αξία κτήσεως	77.775
Συσσωρευμένες αποσβέσεις	(4.945)
1.4.2008 - 31.12.2008	
Αναπόσβεστη αξία 1.4.2008	72.830
Συναλλαγματικές διαφορές	156
Προσθήκες	342
Μεταφορές στα "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(6.006)
Αποσβέσεις περιόδου	(447)
Αναπόσβεστη αξία την 31.12.2008	66.875
Υπόλοιπο την 31.12.2008	
Αξία κτήσεως	72.244
Συσσωρευμένες αποσβέσεις	(5.369)
1.1.2009 - 31.3.2009	
Αναπόσβεστη αξία 1.1.2009	66.875
Συναλλαγματικές διαφορές	(55)
Προσθήκες	602
Μεταφορές από "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	5.555
Αποσβέσεις περιόδου	(160)
Αναπόσβεστη αξία την 31.3.2009	72.817
Υπόλοιπο την 31.3.2009	
Αξία κτήσεως	79.124
Συσσωρευμένες αποσβέσεις	(6.307)

Η μεταφορά ποσού €5.555, κατά το Α΄τρίμηνο 2009, από τα ιδιοχρησιμοποιούμενα ενσώματα πάγια, αφορά κτήριο που εκμισθώθηκε.

8. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπο την 1.1.2008				
Αξία κτήσεως	1.283.906	5.414	414.199	1.703.519
Συσσωρευμένες αποσβέσεις	(230.544)	(2.342)	(297.358)	(530.244)
1.1.2008 - 31.3.2008				
Αναπόσβεστη αξία 1.1.2008	1.053.362	3.072	116.841	1.173.275
Συναλλαγματικές διαφορές	(2.508)	(95)	(848)	(3.451)
Προσθήκες	20.311		13.143	33.454
Διαθέσεις	(10)	(939)	(331)	(1.280)
Μεταφορές από "Επενδύσεις σε ακίνητα"	444			444
Λοιπές μεταφορές		(77)	77	
Αποσβέσεις περιόδου	(6.030)	(69)	(7.500)	(13.599)
Αναπόσβεστη αξία 31.3.2008	1.065.569	1.892	121.382	1.188.843
Υπόλοιπο την 31.3.2008				
Αξία κτήσεως	1.300.911	3.177	425.407	1.729.495
Συσσωρευμένες αποσβέσεις	(235.342)	(1.285)	(304.025)	(540.652)
1.4.2008 - 31.12.2008				
Αναπόσβεστη αξία 1.4.2008	1.065.569	1.892	121.382	1.188.843
Συναλλαγματικές διαφορές	(7.666)	(305)	(2.446)	(10.417)
Προσθήκες	72.881		40.965	113.846
Διαθέσεις	(832)	9	(814)	(1.637)
Προσθήκες από εταιρείες που ενοποιήθηκαν για πρώτη φορά μέσα στο 2008	1.465		1.115	2.580
Μεταφορές από "Επενδύσεις σε ακίνητα"	6.006			6.006
Λοιπές μεταφορές	4.038	422	(4.460)	
Αποσβέσεις περιόδου	(20.810)	(211)	(23.960)	(44.981)
Αναπόσβεστη αξία 31.12.2008	1.120.651	1.807	131.782	1.254.240
Υπόλοιπο την 31.12.2008				
Αξία κτήσεως	1.373.990	2.814	454.795	1.831.599
Συσσωρευμένες αποσβέσεις	(253.339)	(1.007)	(323.013)	(577.359)
1.1.2009 - 31.3.2009				
Αναπόσβεστη αξία 1.1.2009	1.120.651	1.807	131.782	1.254.240
Συναλλαγματικές διαφορές	(4.247)	(5)	633	(3.619)
Προσθήκες	11.975	4	19.423	31.402
Διαθέσεις	(36)	(576)	1.128	516
Μεταφορές σε "Επενδύσεις σε ακίνητα"	(5.555)			(5.555)
Αποσβέσεις περιόδου	(7.092)	(615)	(8.676)	(16.383)
Αναπόσβεστη αξία 31.3.2009	1.115.696	615	144.290	1.260.601
Υπόλοιπο την 31.3.2009				
Αξία κτήσεως	1.373.769	2.107	471.809	1.847.685
Συσσωρευμένες αποσβέσεις	(258.073)	(1.492)	(327.519)	(587.084)

9. Υπεραξία και λοιπά άυλα πάγια

	Υπεραξία	Λοιπά άυλα	Έξοδα λογισμικού	Σύνολα
Υπόλοιπο την 1.1.2008				
Αξία κτήσεως	58.008	25.785	181.273	265.066
Συσσωρευμένες αποσβέσεις		(10.042)	(120.527)	(130.569)
1.1.2008 - 31.3.2008				
Αναπόσβεστη αξία 1.1.2008	58.008	15.743	60.746	134.497
Συναλλαγματικές διαφορές	(1.989)	(310)	(212)	(2.511)
Προσθήκες	5		6.352	6.357
Μεταφορές		(3.358)	3.358	
Αποσβέσεις περιόδου		(831)	(5.688)	(6.519)
Αναπόσβεστη αξία την 31.3.2008	56.024	11.244	64.556	131.824
Υπόλοιπο την 31.3.2008				
Αξία κτήσεως	56.024	21.582	190.431	268.037
Συσσωρευμένες αποσβέσεις		(10.338)	(125.875)	(136.213)
1.4.2008 - 31.12.2008				
Αναπόσβεστη αξία 1.4.2008	56.024	11.244	64.556	131.824
Συναλλαγματικές διαφορές	(5.283)	(169)	(428)	(5.880)
Προσθήκες		17.947	38.147	56.094
Διαθέσεις			(183)	(183)
Προσθήκες από εταιρίες που ενοποιήθηκαν για πρώτη φορά στη χρήση 2008	1.546	1	49	1.596
Μεταφορές		(95)	95	
Απομειώσεις	(251)			(251)
Αποσβέσεις περιόδου		(3.838)	(19.401)	(23.239)
Αναπόσβεστη αξία την 31.12.2008	52.036	25.090	82.835	159.961
Υπόλοιπο την 31.12.2008				
Αξία κτήσεως	52.036	37.983	227.612	317.631
Συσσωρευμένες αποσβέσεις		(12.893)	(144.777)	(157.670)
1.1.2009 - 31.3.2009				
Αναπόσβεστη αξία 1.1.2009	52.036	25.090	82.835	159.961
Συναλλαγματικές διαφορές	(2.346)	(243)	(314)	(2.903)
Προσθήκες		2.041	8.417	10.458
Αποσβέσεις περιόδου		(1.102)	(5.127)	(6.229)
Αναπόσβεστη αξία την 31.3.2009	49.690	25.786	85.811	161.287
Υπόλοιπο την 31.3.2009				
Αξία κτήσεως	49.690	39.239	235.411	324.340
Συσσωρευμένες αποσβέσεις		(13.453)	(149.600)	(163.053)

ΥΠΟΧΡΕΩΣΕΙΣ

10. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

α. Βραχυπρόθεσμες

i. Χρεόγραφα (ECP)

Υπόλοιπο 1.1.2009	**130.030**
Μεταβολές περιόδου 1.1 – 31.3.2009	
Νέες εκδόσεις [1]	489.497
Λήξεις/Ανακλήσεις	(218.700)
Δεδουλευμένοι τόκοι	2.538
Συναλλαγματικές διαφορές	(60)
Υπόλοιπο 31.3.2009	**403.305**

ii. Εκδόσεις με εγγύηση του Ελληνικού Δημοσίου (Ν.3723/2008) [2]

Υπόλοιπο 1.1.2009	
Μεταβολές περιόδου 1.1 – 31.3.2009	
Νέες εκδόσεις	498.750
Δεδουλευμένοι τόκοι	2.464
Υπόλοιπο 31.3.2009	**501.214**

β. Μακροπρόθεσμες

i. Κοινά ομολογιακά δάνεια

Υπόλοιπο 1.1.2009	**9.287.581**
Μεταβολές περιόδου 1.1 – 31.3.2009	
(Αγορές)/Πωλήσεις εταιριών Ομίλου	(526.438)
Λήξεις/Ανακλήσεις	(1.679.241)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	9.550
Δεδουλευμένοι τόκοι	(29.909)
Συναλλαγματικές διαφορές	(12.463)
Υπόλοιπο 31.3.2009	**7.049.080**

ii. Δάνεια μειωμένης εξασφαλίσεως

Υπόλοιπο 1.1.2009	**975.090**
Μεταβολές περιόδου 1.1 – 31.3.2009	
(Αγορές)/Πωλήσεις εταιριών Ομίλου	(12.511)
Λήξεις/Ανακλήσεις [3]	(154.792)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	5.715
Δεδουλευμένοι τόκοι	(5.261)
Συναλλαγματικές διαφορές	(9.211)
Υπόλοιπο 31.3.2009	**799.030**
Σύνολο	**8.752.629**

Από τις παραπάνω ομολογίες διατέθηκε σε πελάτες της Τραπέζης και μεταφέρθηκε στο λογαριασμό "Υποχρεώσεις προς πελάτες" ποσό € 2.027.379 (31.12.2008: € 3.151.516). Έτσι, το υπόλοιπο του λογαριασμού "Ομολογίες εκδόσεως μας διατεθείσες σε θεσμικούς επενδυτές και λοιπές δανειακές υποχρεώσεις", κατά την 31.3.2009, διαμορφώθηκε σε € 6.725.250 (31.12.2008: € 7.241.185).

Ομολογίες ποσού € 4,8 δισ., που έχουν προέλθει από τις τιτλοποιήσεις χαρτοφυλακίων στεγαστικών και καταναλωτικών δανείων καθώς και ομολόγων, δεν συμπεριλαμβάνονται στο λογαριασμό "Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις" διότι οι αντίστοιχοι τίτλοι, που έχουν εκδοθεί από θυγατρικές εταιρίες του Ομίλου, που δημιουργήθηκαν γι' αυτό το λόγο, ιδιοκατέχονται από την Τράπεζα.

---

[1] Το περιθώριο των νέων εκδόσεων σε ευρώ κυμάνθηκε κατά μέσο όρο από 15 έως 40 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.

[2] Στα πλαίσια του άρθρου 2 του Ν.3723/2008, για την ενίσχυση της ρευστότητας της οικονομίας, η Τράπεζα εξέδωσε την 12.2.2009 με την εγγύηση του Ελληνικού Δημοσίου δάνειο ύψους € 500 εκατ. διάρκειας 9 μηνών με επιτόκιο 2,85%.

[3] Την 23.1.2009, μετά παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 200 εκατ. και αρχικής διάρκειας 10 ετών.

Εντός του Α' τριμήνου 2009 (17.2.2009) ολοκληρώθηκε η έκδοση δύο ομολογιών, μέσω της εταιρίας ειδικού σκοπού Talanto Plc με κάλυμμα χαρτοφυλάκιο ομολόγων. Οι εκδοθείσες ομολογίες, που προέρχονται από τιτλοποίηση χαρτοφυλακίου ομολόγων, κατέχονται από την Τράπεζα και η πρώτη ομολογία, που έχει αξιολογηθεί ως A1 από τον οίκο πιστοληπτικής αξιολόγησης Moody's, έχει δοθεί ως εξασφάλιση, για πράξεις νομισματικής πολιτικής στην Τράπεζα της Ελλάδος.

11. Προβλέψεις

	31.3.2009	31.12.2008
Ασφαλιστικές	40.380	39.770
Για την κάλυψη του πιστωτικού κινδύνου	4.823	3.627
Λοιπές	9.227	9.866
Σύνολο	**54.430**	**53.263**

α. Ασφαλιστικές

	31.3.2009	31.12.2008
Γενικές ασφαλίσεις		
Προβλέψεις μη δεδουλευμένων ασφαλίστρων	5.180	5.163
Προβλέψεις για εκκρεμείς αποζημιώσεις	4.052	4.109
Σύνολο	9.232	9.272
Ασφαλίσεις ζωής		
Μαθηματικές προβλέψεις	8.660	7.635
Προβλέψεις για εκκρεμείς αποζημιώσεις	1.477	1.377
Σύνολο	10.137	9.012
Προβλέψεις για ασφαλίσεις ζωής όπου οι ασφαλισμένοι φέρουν τον επενδυτικό κίνδυνο	**21.011**	**21.486**
Σύνολο	**40.380**	**39.770**

β. Για την κάλυψη του πιστωτικού κινδύνου

Υπόλοιπο την 31.12.2008	**3.627**
Μεταβολές περιόδου 1.1. - 31.3.2009	
Μειώσεις προβλέψεων για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	(38)
Συναλλαγματικές διαφορές	1.234
Υπόλοιπο την 31.3.2009	**4.823**

γ. Λοιπές

Υπόλοιπο την 31.12.2008	**9.866**
Μεταβολές περιόδου 1.1. - 31.3.2009	
Προβλέψεις σε βάρος των αποτελεσμάτων	825
Χρησιμοποιηθείσες προβλέψεις	(112)
Συναλλαγματικές διαφορές	(1.352)
Υπόλοιπο την 31.3.2009	**9.227**

Το ποσό των λοιπών προβλέψεων σε βάρος των αποτελεσμάτων συμπεριλαμβάνεται στο λογαριασμό "Λοιπά έξοδα".

ΚΑΘΑΡΗ ΘΕΣΗ

12. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Μετοχικό κεφάλαιο

Στα πλαίσια του Ν.3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας, πραγματοποιήθηκε την 12.1.2009 Έκτακτη Γενική Συνέλευση των Μετόχων της Τραπέζης στην οποία, εκτός των άλλων, εγκρίθηκαν:

- η αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά το ποσό των €940 εκατ. σύμφωνα με τις διατάξεις του ανωτέρω νόμου, με κατάργηση του δικαιώματος προτιμήσεως των παλαιών Μετόχων, δια της εκδόσεως και διανομής νέων προνομιούχων, άνευ ψήφου, ενσώματων και εξαγοράσιμων μετοχών.
- η παροχή εξουσιοδοτήσεως προς το Διοικητικό Συμβούλιο της Τραπέζης για την εξειδίκευση των όρων εκδόσεως των προνομιούχων μετοχών.
- η τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης για τον σκοπό της αυξήσεως του μετοχικού κεφαλαίου και της προσαρμογής στις διατάξεις του Ν.3723/2008.

Μέχρι την 31.3.2009 η ανωτέρω αύξηση δεν είχε ολοκληρωθεί.

β) Αποτελέσματα εις νέον

Με την παράγραφο 3 του άρθρου 1 του Ν.3723/2008, το ποσό του μερίσματος που διανέμεται προς τους μετόχους των πιστωτικών ιδρυμάτων που συμμετέχουν στα προγράμματα ενίσχυσης, δεν δύναται να υπερβεί το ποσοστό 35% που προβλέπεται στον Α.Ν.148/1967.

Με την υπ'αριθ. 20708/Β.1175/23.4.2009 απόφαση του Υπουργού Οικονομίας και Οικονομικών διευκρινίστηκε ότι σε περίπτωση υπάρξεως κερδών, η διανομή τους με τη μορφή μερισμάτων περιορίζεται από μηδέν έως κατ' ανώτατο όριο το 35% των κερδών. Επιπρόσθετα για τη χρήση 2008, σύμφωνα με τις διατάξεις του άρθρου 28 του Ν.3576/2009, τα κέρδη δεν μπορούν να διατεθούν σε μετρητά αλλά με τη μορφή μετοχών.

Οι αποφάσεις για την διανομή ή μη μερίσματος και για την κεφαλαιοποίηση του τυχόν διανεμηθέντος μερίσματος θα ληφθούν από την Τακτική Γενική Συνέλευση των Μετόχων που θα εγκρίνει τα αποτελέσματα της χρήσεως 2008.

Το Διοικητικό Συμβούλιο της Τραπέζης θα διατυπώσει ακριβή πρόταση περί της διανομής ή μη μερίσματος, προ της επικείμενης Τακτικής Γενικής Συνελεύσεως.

γ) Ίδιες μετοχές

Η Τράπεζα, δυνάμει αποφάσεως της Τακτικής Γενικής Συνελεύσεως της 3.4.2008, προέβη κατά το χρονικό διάστημα 1.1 - 16.2.2009 σε αγορά 457.601 ιδίων μετοχών με αξία κτήσεως €2.665 (ήτοι €5,83 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο την 31.12.2008	5.683.358	68.985	1,38%
Αγορές 1.1 - 16.2.2009	457.601	2.665	0,11%
Υπόλοιπο 31.3.2009	**6.140.959**	**71.650**	**1,49%**

Σημειώνεται ότι, σύμφωνα με το άρθρο 28 του Ν.3756/31.3.2009, δεν επιτρέπεται στα πιστωτικά ιδρύματα, για το χρονικό διάστημα συμμετοχής τους στα προγράμματα ενίσχυσης της ρευστότητας (Ν.3723/2008), η αγορά ιδίων μετοχών.

ΠΡΟΣΘΕΤΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

13. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων, που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία των λοιπών εταιριών του Ομίλου. Ο Όμιλος πάντως έχει σχηματίσει πρόβλεψη € 4,1 εκατ. για επίδικες ή υπό διαιτησία διαφορές.

β) Φορολογικά θέματα

Η Τράπεζα και οι εταιρίες Alpha Αστικά Ακίνητα Α.Ε., Messana Holdings S.A., Ιονική Ξενοδοχειακαί Επιχειρήσεις Α.Ε., ABC Factors A.E. και Καφέ Alpha A.E. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2005. Τα καταστήματα της Τραπέζης στη Βουλγαρία και Αλβανία έχουν ελεγχθεί φορολογικά μέχρι και τη χρήση 2007 ενώ στο Λονδίνο μέχρι και τη χρήση 2005. Οι εταιρίες Alpha Bank Romania S.A. και Alpha Ασφαλιστικές Πρακτορεύσεις Α.Ε. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2006. Οι εταιρίες Alpha Finance Α.Ε.Π.Ε.Υ. και Alpha Leasing A.E. έχουν ελεγχθεί φορολογικά έως και τη χρήση 2007. Οι εταιρίες Alpha A.E. Επενδυτικών Συμμετοχών, Alpha Επενδυτικές Υπηρεσίες Α.Ε.Π.Ε.Υ., Ωκεανός Α.Τ.Ο.Ε.Ε., Ιονική Συμμετοχών Α.Ε., Ευρυμάθεια Α.Ε. και APE Commercial Property A.E. έκαναν χρήση των διατάξεων του Ν.3697/2008 και περαίωσαν τις ανέλεγκτες φορολογικά χρήσεις 2002-2006, 2002-2005, 2003-2006, 2005-2006, 2005-2006 και 2005-2006 αντίστοιχα. Οι υπόλοιπες εταιρίες του Ομίλου έχουν ελεγχθεί φορολογικά, σχεδόν στο σύνολό τους, έως και τη χρήση 2002.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι πρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων από τον Όμιλο έχουν ως εξής:

	31.3.2009	31.12.2008
► εντός του έτους	58.497	48.624
► πέραν του έτους και μέχρι πέντε έτη	191.442	162.958
► πέραν των πέντε ετών	180.918	134.604
Σύνολο	**430.857**	**346.186**

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων έχουν ως εξής:

	31.3.2009	31.12.2008
► εντός του έτους	5.730	6.056
► πέραν του έτους και μέχρι πέντε έτη	18.875	19.267
► πέραν των πέντε ετών	6.635	6.901
Σύνολο	**31.240**	**32.224**

δ) Εκτός Ισολογισμού υποχρεώσεις

	31.3.2009	31.12.2008
Ενέγγυες πιστώσεις	143.777	191.937
Εγγυητικές επιστολές	6.498.298	5.652.060
Μη αντληθέντα πιστωτικά όρια	17.489.443	18.040.379
Σύνολο	**24.131.518**	**23.884.376**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	31.3.2009	31.12.2008
Δάνεια και απαιτήσεις κατά πελατών	4.103.767	964.490
Αξιόγραφα προερχόμενα από Reverse Repos	550.000	400.000
Αξιόγραφα εμπορικού χαρτοφυλακίου	67.064	60.964
Αξιόγραφα επενδυτικού χαρτοφυλακίου	7.706.425	5.632.896
Σύνολο	**12.427.256**	**7.058.350**

- Από τα δάνεια και απαιτήσεις κατά πελατών:
  - **i.** ποσό €1.874,6 εκατ. έχει ενεχυριασθεί στην Τράπεζα της Ελλάδος, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθ.54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθ.61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, ως εξασφαλίσεις για τη διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.
  - **ii.** ποσό €2.229,2 εκατ. παραχωρήθηκε ως εξασφάλιση στο Ελληνικό Δημόσιο, προκειμένου να διατεθούν στην Τράπεζα ειδικοί τίτλοι εκδόσεως του στα πλαίσια του Ν.3723/2008.
- Από τα αξιόγραφα του επενδυτικού χαρτοφυλακίου ποσό €5 εκατ. αφορά τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.).
- Τα αξιόγραφα που αναφέρονται ανωτέρω ως προερχόμενα από reverse repos, ως εμπορικού χαρτοφυλακίου και ως επενδυτικού χαρτοφυλακίου, έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο) και τη συμμετοχή σε πράξεις κύριας αναχρηματοδοτήσεως από την Ευρωπαϊκή Κεντρική Τράπεζα.

  Στα "Αξιόγραφα επενδυτικού χαρτοφυλακίου" συμπεριλαμβάνεται ποσό €3,9 δισ. το οποίο έχει προέλθει από την τιτλοποίηση ομολόγων, στεγαστικών και καταναλωτικών δανείων της Τραπέζης και έχει γίνει αποδεκτό για εξασφάλιση από την Ευρωπαϊκή Κεντρική Τράπεζα. Το ποσό αυτό, μαζί με τα υπόλοιπα ιδιοκατεχόμενα ομόλογα, δεν εμφανίζεται στον αντίστοιχο λογαριασμό του Ισολογισμού "Αξιόγραφα επενδυτικού χαρτοφυλακίου", αλλά αφαιρετικά των χρεογράφων που εξεδόθησαν από τις εταιρίες ειδικού σκοπού.

στ) Λοιπές δεσμεύσεις:

- Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144A (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου. Το πρόγραμμα δεν έχει ακόμα ενεργοποιηθεί.
- Στα πλαίσια του άρθρου 3 του Ν.3723/2008, διατέθηκαν στην Τράπεζα, μέσω διμερούς συμβάσεως, ειδικοί τίτλοι εκδόσεως Ελληνικού Δημοσίου ύψους €1.138 εκατ. Οι τίτλοι αυτοί ενεχυριάσθηκαν στην Ευρωπαϊκή Κεντρική Τράπεζα, με σκοπό την άντληση ρευστότητας.

14. Εταιρίες που περιλαμβάνονται στις Ενοποιημένες Οικονομικές Καταστάσεις

Στις οικονομικές καταστάσεις του Ομίλου, εκτός της μητρικής ALPHA BANK, περιλαμβάνονται και οι κατωτέρω εταιρίες:

Α. ΘΥΓΑΤΡΙΚΕΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.3.2009	31.12.2008
Τράπεζες			
1. Alpha Bank London Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Bank Cyprus Ltd	Κύπρος	100,00	100,00
3. Alpha Bank Romania S.A.	Ρουμανία	99,91	99,91
4. Alpha Bank AD Skopje	FYROM	100,00	100,00
5. Alpha Bank Jersey Ltd	Jersey	100,00	100,00
6. Alpha Bank Srbija A.D.	Σερβία	100,00	100,00
7. Astra Bank OJSC	Ουκρανία	93,33	93,33
Χρηματοδοτικές εταιρίες			
1. Alpha Leasing A.E.	Ελλάδα	100,00	100,00
2. Alpha Leasing Romania S.A.	Ρουμανία	99,99	99,99
3. ABC Factors A.E.	Ελλάδα	100,00	100,00
4. Alpha Asset Finance C.I. Ltd	Jersey	100,00	100,00
Investment Banking			
1. Alpha Finance A.E.Π.E.Y.	Ελλάδα	100,00	100,00
2. Alpha Finance US Corporation	Η.Π.Α.	100,00	100,00
3. Alpha Finance Romania S.A.	Ρουμανία	99,98	99,98
4. Alpha A.E. Επενδυτικών Συμμετοχών	Ελλάδα	100,00	100,00
5. Alpha Ventures Capital Management	Ελλάδα	100,00	100,00
Asset Management			
1. Alpha Asset Management A.E.Δ.A.K.	Ελλάδα	100,00	100,00
2. Alpha Επενδυτικές Υπηρεσίες A.E.Π.E.Y.	Ελλάδα	100,00	100,00
3. ABL Independent Financial Advisers Ltd	Ηνωμένο Βασίλειο	100,00	100,00
Ασφαλιστικές			
1. Alpha Ασφαλιστικές Πρακτορεύσεις A.E.	Ελλάδα	100,00	100,00
2. Alpha Ασφαλιστική Κύπρου Ltd	Κύπρος	100,00	100,00
3. Alpha Insurance Brokers S.R.L.	Ρουμανία	99,91	99,91
4. Alphalife A.A.E.Z.	Ελλάδα	100,00	100,00
Κτηματικές και ξενοδοχειακές			
1. Alpha Αστικά Ακίνητα A.E.	Ελλάδα	89,23	88,59
2. Ιονική Ξενοδοχειακαί Επιχειρήσεις A.E.	Ελλάδα	96,79	96,64
3. Ωκεανός A.T.O.E.E.	Ελλάδα	100,00	100,00
4. Alpha Real Estate D.O.O. Beograd	Σερβία	89,23	88,59
5. Alpha Astika Akinita D.O.O.E.L. Skopje	FYROM	89,23	88,59
6. Alpha Real Estate Bulgaria E.O.O.D. (σημείωση 18γ)	Βουλγαρία	89,23	88,59
Εταιρίες ειδικού σκοπού και συμμετοχών			
1. Alpha Credit Group Plc	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Group Jersey Ltd	Jersey	100,00	100,00
3. Alpha Group Investment Ltd	Κύπρος	100,00	100,00
4. Ιονική Συμμετοχών A.E.	Ελλάδα	100,00	100,00
5. Messana Holdings S.A.	Λουξεμβούργο	100,00	100,00
6. Ionian Equity Participations Ltd	Κύπρος	100,00	100,00
7. ABL Holdings Jersey Ltd	Jersey	100,00	100,00
8. Alpha Covered Bonds Plc	Ηνωμένο Βασίλειο	100,00	100,00
9. Katanalotika Plc	Ηνωμένο Βασίλειο		
10.Talanto Plc (σημείωση 18β)	Ηνωμένο Βασίλειο		
Διάφορες εταιρίες			
1. Alpha Bank London Nominees Ltd	Ηνωμένο Βασίλειο	100,00	100,00
2. Alpha Trustees Ltd	Κύπρος	100,00	100,00
3. Flagbright Ltd	Ηνωμένο Βασίλειο	100,00	100,00
4. Alpha Advisory Romania S.R.L.	Ρουμανία	99,98	99,98
5. Ευρυμάθεια A.E.	Ελλάδα	100,00	100,00
6. Καφέ Alpha A.E.	Ελλάδα	100,00	100,00
7. Ιονική Υποστηρικτικών Εργασιών A.E.	Ελλάδα	100,00	100,00
8. Real Car Rental A.E. (σημείωση 18α)	Ελλάδα	100,00	

Β. ΚΟΙΝΟΠΡΑΞΙΕΣ (JOINT VENTURES)

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.3.2009	31.12.2008
1. Cardlink A.E.	Ελλάδα	50,00	50,00
2. APE Fixed Assets A.E.	Ελλάδα	60,10	60,10
3. APE Commercial Property A.E.	Ελλάδα	72,20	72,20
4. APE Investment Property S.A.	Ελλάδα	67,42	67,42
5. Alpha TANEO A.K.E.Σ.	Ελλάδα	51,00	51,00

Οι θυγατρικές εταιρίες ενοποιήθηκαν με τη μέθοδο της πλήρους (ολικής) ενοποιήσεως, ενώ οι κοινοπραξίες με τη μέθοδο της αναλογικής ενοποιήσεως.

Ο Όμιλος αντισταθμίζει τον κίνδυνο καθαρής επενδύσεως των θυγατρικών Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance US Corporation με πράξεις παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, στο λειτουργικό νόμισμα των θυγατρικών εταιριών.

Γ. ΣΥΓΓΕΝΕΙΣ

Επωνυμία εταιρίας	Έδρα	Ποσοστό συμμετοχής Ομίλου % 31.3.2009	31.12.2008
1. Εβισάκ Α.Ε..	Ελλάδα	27,00	27,00
2. ΑΕΔΕΠ Θεσσαλίας και Στερεάς Ελλάδος Α.Ε.	Ελλάδα	50,00	50,00
3. A.L.C. Novelle Investments Ltd	Κύπρος	33,33	33,33
4. ΕΛ.Π.ΕΤ. Βαλκανική Α.Ε.	Ελλάδα	26,71	26,71

Οι συγγενείς εταιρίες εμφανίζονται στις ενοποιημένες οικονομικές καταστάσεις αποτιμημένες με τη μέθοδο της καθαρής θέσεως.

15. Πληροφόρηση κατά λειτουργικό τομέα

(Ποσά σε εκατ. ευρώ)

	1.1 - 31.3.2009						
	Όμιλος	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	Ν.Α. Ευρώπη	Λοιπά
Καθαρό έσοδο από τόκους	402,6	186,9	83,9	3,0	29,4	98,9	0,5
Καθαρό έσοδο από προμήθειες	92,8	42,4	20,2	8,7	7,0	14,7	(0,2)
Λοιπά έσοδα	46,0	1,8	2,3	0,5	17,3	10,1	14,0
Σύνολο εσόδων	**541,4**	**231,1**	**106,4**	**12,2**	**53,7**	**123,7**	**14,3**
Σύνολο εξόδων	**(278,8)**	**(140,6)**	**(31,5)**	**(9,3)**	**(9,6)**	**(72,5)**	**(15,3)**
Ζημίες Απομειώσεως	(157,3)	(72,2)	(61,4)	(0,1)		(23,6)	
Κέρδη πριν το φόρο εισοδήματος	**105,3**	**18,3**	**13,5**	**2,8**	**44,1**	**27,6**	**(1,0)**
Φόρος εισοδήματος	(20,0)						
Κέρδη μετά το φόρο εισοδήματος	**85,3**						

(Ποσά σε εκατ. ευρώ)

	1.1 - 31.3.2008						
	Όμιλος	**Λιανική Τραπεζική**	**Corporate Banking**	**Asset Management/ Insurance**	**Investment Banking/ Treasury**	**N.A. Ευρώπη**	**Λοιπά**
Καθαρό έσοδο από τόκους	442,0	271,4	82,8	4,3	7,8	73,9	1,8
Καθαρό έσοδο από προμήθειες	115,3	41,1	20,6	19,1	12,7	22,2	(0,4)
Λοιπά έσοδα	33,7	3,0	1,6	0,4	7,2	15,0	6,5
Σύνολο εσόδων	**591,0**	**315,5**	**105,0**	**23,8**	**27,7**	**111,1**	**7,9**
Σύνολο εξόδων	**(263,5)**	**(141,3)**	**(29,2)**	**(13,0)**	**(10,0)**	**(59,2)**	**(10,8)**
Ζημίες Απομειώσεως	(67,6)	(48,8)	(9,8)			(9,0)	
Κέρδη πριν το φόρο εισοδήματος	**259,9**	**125,4**	**66,0**	**10,8**	**17,7**	**42,9**	**(2,9)**
Φόρος εισοδήματος	(54,8)						
Κέρδη μετά το φόρο εισοδήματος	**205,1**						

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής), οι ελεύθεροι επαγγελματίες, οι μικρές και πολύ μικρές επιχειρήσεις, που δραστηριοποιούνται στην Ελλάδα και το εξωτερικό εκτός των χωρών της N.A. Ευρώπης.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate) και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία και δραστηριοποιούνται στην Ελλάδα και το εξωτερικό εκτός των χωρών της N.A. Ευρώπης. Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων. Στον Τομέα αυτό ανήκουν ακόμα τα προϊόντα χρηματοδοτικής μίσθωσης των οποίων η διάθεση γίνεται μέσω της θυγατρικής εταιρίας Alpha Leasing A.E., καθώς και οι υπηρεσίες προεξόφλησης επιχειρηματικών απαιτήσεων μέσω της θυγατρικής εταιρίας ABC Factors A.E.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking του Ομίλου, και της θυγατρικής εταιρίας Alpha Asset Management Α.Ε.Δ.Α.Κ. Επίσης, περιλαμβάνονται τα έσοδα από την πώληση ευρέως φάσματος ασφαλιστικών προϊόντων, τα οποία παρέχονται, προς ιδιώτες και επιχειρήσεις, μέσω της AXA Ασφαλιστικής, η οποία είναι το διάδοχο σχήμα της πρώην θυγατρικής εταιρείας Alpha Ασφαλιστική A.E.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται είτε από την Τράπεζα, είτε από εξειδικευμένες θυγατρικές εταιρίες που δραστηριοποιούνται στο ανωτέρω αντικείμενο (Alpha Finance Α.Ε.Π.Ε.Υ., Alpha Επενδυτικών Συμμετοχών A.E.). Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS , Διατραπεζικές τοποθετήσεις – Δανεισμούς κ.λ.π.).

v. N.A. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης και οι Θυγατρικές Εταιρίες του Ομίλου που δραστηριοποιούνται στο χώρο της N.A. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι θυγατρικές εταιρίες του Ομίλου που το αντικείμενό τους δεν είναι χρηματοοικονομικού χαρακτήρα, καθώς και έσοδα και έξοδα της Τραπέζης, που δεν σχετίζονται με τη λειτουργική της δραστηριότητα.

16. Κεφαλαιακή επάρκεια

Η κεφαλαιακή επάρκεια του Ομίλου εποπτεύεται από την Τράπεζα της Ελλάδος προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει ο Όμιλος.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία ΙΙ) που ενσωματώθηκε στο Ελληνικό δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την τυποποιημένη μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια του Ομίλου με τους κινδύνους (σταθμισμένο Ενεργητικό) που αναλαμβάνει ο Όμιλος. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά, δικαιώματα μειοψηφίας), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο Ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4% και 8% αντιστοίχως) και δίδουν τη δυνατότητα στον Όμιλο να αναπτύξει τις δραστηριότητές του σε όλους τους τομείς τα επόμενα έτη.

	31.3.2009 (εκτίμηση)	**31.12.2008**
Δείκτης Βασικών Κεφαλαίων (Tier I)	7,9%	8,0%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	**9,4%**	**9,8%**

17. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα και οι υπόλοιπες εταιρίες του Ομίλου, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων τους, διενεργούν συναλλαγές και με συνδεδεμένα με αυτές μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα.

α. Τα υπόλοιπα των συναλλαγών του Ομίλου, με μέλη των Διοικητικών Συμβουλίων των εταιριών και των πλησιεστέρων συγγενικών τους προσώπων, έχουν ως εξής:

	31.3.2009	**31.12.2008**
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	142.177	172.472
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	94.829	73.991
Ομολογίες εκδόσεώς μας	15.354	20.096
Σύνολο	110.183	94.087
Εγγυητικές επιστολές	15.006	21.392

	Από 1 Ιανουαρίου έως	
	31.3.2009	**31.3.2008**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	2.264	392
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	2.526	580

β. Τα υπόλοιπα των συναλλαγών του Ομίλου, με συγγενείς εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

	31.3.2009	31.12.2008
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	133	
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	1.787	406

	Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	3	5
Έξοδα		
Λοιπά έξοδα	543	639
Τόκοι και εξομοιούμενα έξοδα	12	
Σύνολο	555	639

γ. Οι αμοιβές των μελών των Διοικητικών Συμβουλίων των εταιριών του Ομίλου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα του Α' τριμήνου 2009, ανέρχονται σε € 2.907 (Α'τρίμηνο 2008: € 2.692).

18. Εταιρικά γεγονότα

α. Στις Ενοποιημένες Οικονομικές Καταστάσεις της 31.3.2009 περιλαμβάνεται για πρώτη φορά η εταιρία Real Car Rental Α.Ε. Εμπορίας και Μισθώσεων Αυτοκινήτων, η οποία ιδρύθηκε από τη θυγατρική της Τραπέζης Alpha Leasing Α.Ε.

β. Την 7.1.2009 ιδρύθηκε η εταιρία Talanto Plc με έδρα το Ηνωμένο Βασίλειο και σκοπό την έκδοση χρεογράφων με εμπράγματη διασφάλιση. Η εταιρία είναι ειδικού σκοπού και ενοποιείται με τη μέθοδο της ολικής ενοποίησης, επειδή η δραστηριότητά της εξυπηρετεί αποκλειστικά συγκεκριμένες ανάγκες της Τραπέζης.

γ. Την 20.2.2009 η εταιρία Alpha Immovables Bulgaria E.O.O.D., κατά 100% θυγατρική της Alpha Αστικά Ακίνητα Α.Ε., μετονομάστηκε σε Alpha Real Estate Bulgaria E.O.O.D.

δ. Την 16.3.2009 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της, κατά 100% θυγατρικής της εταιρίας, Ionian Equity Participations Ltd. καταβάλλοντας συνολικό ποσό € 4,1 εκατ.

19. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

α. Την 13.4.2009 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της, κατά 100% θυγατρικής της εταιρίας, ABC Factors ΑΕ, καταβάλλοντας συνολικό ποσό € 14 εκατ.

β. Την 24.4.2009 η Τράπεζα εξέδωσε νέο ομολογιακό δάνειο ύψους € 1 δισ., τριετούς διάρκειας, με την εγγύηση του Ελληνικού Δημοσίου στα πλαίσια των διατάξεων του Ν.3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας με επιτόκιο τρίμηνο Euribor πλέον περιθωρίου 2%.

γ. Την 14.5.2009 υπεγράφη σύμβαση μεταξύ του Ελληνικού Δημοσίου και της Τραπέζης, με την οποία το Δημόσιο προβαίνει στην κάλυψη του συνόλου της αύξησης του μετοχικού κεφαλαίου της Τραπέζης (€940 εκατ.) που είχε αποφασιστεί από την Έκτακτη Γενική Συνέλευση της 12.1.2009 και στην ανάληψη του συνόλου των προνομιούχων μετοχών.

δ. Την 20.5.2009 ολοκληρώθηκε η έκδοση από την Τράπεζα δύο ομολογιών, ποσού €3,29 δισ., μέσω της εταιρίας ειδικού σκοπού Epihiro Plc., με κάλυμμα επιχειρηματικά δάνεια. Οι εκδοθείσες ομολογίες, που προέρχονται από τιτλοποίηση επιχειρηματικών δανείων, κατέχονται από την Τράπεζα, και η πρώτη ομολογία, που έχει αξιολογηθεί ως Aaa από τον οίκο πιστοληπτικής αξιολόγησης Moody's, θα χρησιμοποιηθεί ως εξασφάλιση για πράξεις νομισματικής πολιτικής στην Τράπεζα της Ελλάδος.

Αθήναι, 26 Μαΐου 2009

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ	Ο ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΩΝ ΥΠΗΡΕΣΙΩΝ ΟΜΙΛΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ Α.Δ.Τ. Χ 661480	ΔΗΜΗΤΡΙΟΣ Π. ΜΑΝΤΖΟΥΝΗΣ Α.Δ.Τ. Ι 166670	ΜΑΡΙΝΟΣ Σ. ΓΙΑΝΝΟΠΟΥΛΟΣ Α.Δ.Τ. ΑΗ 064139	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ Α.Δ.Τ. ΑΒ 522299

ALPHA BANK

INTERIM FINANCIAL STATEMENTS AS AT 31.3.2009

(In accordance with the International Accounting Standard 34)

Athens,
May 26, 2009

TABLE OF CONTENTS

Interim Income Statement

(Thousands of Euro)

	Note	From 1 January to 31.3.2009	31.3.2008
Interest and similar income		921,922	930,769
Interest expense and similar charges		(632,157)	(599,911)
Net interest income		289,765	330,858
Fee and commission income		79,371	78,065
Commission expense		(8,427)	(5,896)
Net fee and commission income		70,944	72,169
Dividend income		7	3,027
Gains less losses from financial transactions		(3,031)	29,987
Other income		3,051	3,708
		27	36,722
Total income		**360,736**	**439,749**
Staff costs		(101,482)	(99,243)
General administrative expenses		(85,772)	(79,000)
Depreciation and amortization expenses	7, 8, 9	(14,314)	(13,616)
Other expenses		(766)	(677)
Total expenses		**(202,334)**	**(192,536)**
Impairment losses and provisions to cover credit risk	2	(131,144)	(57,722)
Profit before income tax		**27,258**	**189,491**
Income tax	3	(3,989)	(45,015)
Profit after income tax		**23,269**	**144,476**
Earnings per share:			
Basic and Diluted (€ per share)	4	0.06	0.35

The attached notes (pages 8 to 27) form an integral part of these interim financial statements.

Interim Balance Sheet

(Thousands of Euro)

	Note	31.3.2009	31.12.2008
ASSETS			
Cash and balances with Central Banks		1,442,867	1,724,081
Due from Banks		7,158,557	8,420,793
Securities held for trading		108,184	86,880
Derivative financial assets		360,574	494,386
Loans and advances to customers	5	42,748,402	42,189,278
Investment securities			
- Available for sale	6	6,159,700	6,033,897
- Held to maturity	6	4,384,125	4,488,709
Investments in subsidiaries, associates and joint ventures	17	1,750,500	1,750,902
Investment property	7	48,043	42,195
Property, plant and equipment	8	645,677	649,452
Goodwill and other intangible assets	9	69,057	68,723
Deferred tax assets		321,288	316,069
Other assets		452,708	419,526
		65,649,682	66,684,891
Non-current assets held for sale		59,346	53,283
Total Assets		**65,709,028**	**66,738,174**
LIABILITIES			
Due to banks		15,441,650	10,883,969
Derivative financial liabilities		711,437	804,172
Due to customers		33,576,511	33,816,094
Debt securities in issue and other borrowed funds	10	12,257,493	17,395,646
Liabilities for current income tax and other taxes		88,324	97,855
Deferred tax liabilities		171,105	158,212
Other liabilities		1,057,466	1,204,462
Provisions	11	9,122	8,415
Total Liabilities		**63,313,108**	**64,368,825**
EQUITY			
Share capital	12	1,931,590	1,931,590
Reserves		171,849	165,848
Retained earnings	12	364,131	340,896
Treasury shares	12	(71,650)	(68,985)
Total Equity		**2,395,920**	**2,369,349**
Total Liabilities and Equity		**65,709,028**	**66,738,174**

The attached notes (pages 8 to 27) form an integral part of these interim financial statements.

Interim Statement of Comprehensive Income

		(Thousands of Euro)	
		From 1 January to	
	Note	31.3.2009	31.3.2008
Profit after income tax, recognized in the income statement		**23,269**	**144,476**
Other comprehensive income recognized directly in Equity :			
Change in available for sale securities reserve	3	9,716	(58,029)
Exchange differences on translating foreign operations	3	(34)	1
Income tax	3	(3,715)	15,145
Total of other comprehensive income recognized directly in Equity, after income tax	3	**5,967**	**(42,883)**
Total comprehensive income for the period, after income tax		**29,236**	**101,593**

The attached notes (pages 8 to 27) form an integral part of these interim financial statements.

Interim Statement of Changes in Equity

(Thousands of Euro)

	Note	Share capital	Share premium	Reserves	Retained earnings	Treasury shares	Total
Balance 1.1.2008		**1,602,809**	**184,033**	**333,892**	**619,483**		**2,740,217**
Changes for the period 1.1 - 31.3.2008							
Total comprehensive income for the period, after income tax				(42,884)	144,477		101,593
Purchase of treasury shares						(167,551)	(167,551)
Balance 31.3.2008		**1,602,809**	**184,033**	**291,008**	**763,960**	**(167,551)**	**2,674,259**
Changes for the period 1.4 - 31.12.2008							
Total comprehensive income for the period, after income tax				(171,260)	189,631		18,371
Purchase of treasury shares						(242,839)	(242,839)
Sale of treasury shares					(54,291)	341,405	287,114
Share capital increase by capitalization of share premium and retained earnings		328,781	(184,033)		(144,748)		
Expenses relating to share capital increase					(2,204)		(2,204)
Dividends distributed					(362,199)		(362,199)
Appropriation to reserves				46,100	(46,100)		
Other					(3,153)		(3,153)
Balance 31.12.2008		**1,931,590**	**-**	**165,848**	**340,896**	**(68,985)**	**2,369,349**
Changes for the period 1.1 - 31.3.2009							
Total comprehensive income for the period, after income tax				6,001	23,235		29,236
Purchase of treasury shares	12c					(2,665)	(2,665)
Balance 31.3.2009		**1,931,590**	**-**	**171,849**	**364,131**	**(71,650)**	**2,395,920**

The attached notes (pages 8 to 27) form an integral part of these interim financial statements.

Interim Statement of Cash Flows

(Thousands of Euro)

	Note	From 1 January to 31.3.2009	31.3.2008
Cash flows from operating activities			
Profit before income tax		27,258	189,491
Adjustments for:			
Depreciation of property, plant and equipment	7, 8	9,864	8,381
Amortization of intangible assets	9	4,450	5,235
Impairment losses from loans and provisions		135,317	58,399
(Gains) / losses from investing activities		(7,090)	(12,876)
(Gains) / losses from financing activities		21,693	44,360
		191,492	**292,990**
Net (increase) / decrease in assets relating to operating activities:			
Due from banks		389,010	(219,648)
Securities held for trading and derivative financial assets		112,508	173,340
Loans and advances to customers		(693,477)	(1,839,422)
Other assets		(33,182)	(71,743)
Net increase / (decrease) in liabilities relating to operating activities:			
Due to banks		4,557,681	824,477
Derivative financial liabilities		(92,735)	88,027
Due to customers		(5,640,934)	1,214,477
Other liabilities		(146,858)	23,683
Net cash flows from operating activities before taxes		(1,356,495)	486,181
Income taxes and other taxes paid		(9,530)	(12,755)
Net cash flows from operating activities		**(1,366,025)**	**473,426**
Cash flows from investing activities			
Acquisitions of subsidiaries, associates and joint ventures		(4,090)	(2,615)
Dividends received		7	60
Purchase of property, plant and equipment		(24,335)	(21,447)
Disposal of property, plant and equipment		937	1,448
Net (increase) / decrease in investment securities		(88)	(513,388)
Net cash flows from investing activities		**(27,569)**	**(535,942)**
Cash flows from financing activities			
(Purchases) / sales of treasury shares		(2,665)	(173,442)
Dividends paid		(621)	(394)
Debt issued		498,750	
Repayment of debt securities and other borrowed funds		(257,245)	(169,254)
Net cash flows from financing activities		**238,219**	**(343,090)**
Effect of exchange rate fluctuations on cash and cash equivalents		**936**	**80**
Net increase / (decrease) in cash and cash equivalents		**(1,154,439)**	**(405,526)**
Cash and cash equivalents at the beginning of the period		**4,539,124**	**4,356,928**
Cash and cash equivalents at the end of the period		**3,384,685**	**3,951,402**

The attached notes (pages 8 to 27) form an integral part of these interim financial statements.

Notes to the Interim Financial Statements

GENERAL INFORMATION

At present, the Bank operates under the brand name of ALPHA BANK A.E. and with the sign of ALPHA BANK. The Bank's registered office is 40 Stadiou Street, Athens and it is listed as a societe anonyme with registration number 6066/06/B/86/05. The Bank's duration is until 2100 which can be extended by the General Meeting of Shareholders.

In accordance with article 4 of the Articles of Incorporation, the Bank's objective is to engage, on its own account or on behalf of third parties, in Greece and abroad, independently or collectively, including joint ventures with third parties, in any and all (main and secondary) operations, activities, transactions and services allowed to credit institutions, in conformity with whatever rules and regulations (domestic, Community, foreign) may be in force each time. In order to serve this objective, the Bank may perform any kind of action, operation or transaction which, directly or indirectly, is pertinent, complementary or auxiliary to the purposes mentioned above.

In the context of Bank's participation to the requirements of Law 3723/2008, referring to the enhancement of economy's liquidity, the extraordinary General Meeting of Shareholders held on 12.1.2009 approved the following:

- The alteration of the number of members of the Bank's Board of Directors and the modification of Article 7 of the Articles of Incorporation.
- The election of a representative of the Greek State, as a new member of the Board of Directors in accordance with the above Law and conditional upon the participation of the Greek State in Bank's share capital.

Following to the above, the decision of the Minister of Economy and Finance has appointed Mr. George I. Mergos as a Greek State representative to Bank's Board of Directors.

Therefore the Board of Directors as at 31 March 2009 consists of:

CHAIRMAN (Executive Member)
Yannis S. Costopoulos

VICE CHAIRMAN (Non-Executive Independent Member)
Minas G. Tanes ***

EXECUTIVE MEMBERS

MANAGING DIRECTOR
Demetrios P. Mantzounis

EXECUTIVE DIRECTORS AND GENERAL MANAGERS
Marinos S. Yannopoulos (CFO) ***
Spyros N. Filaretos
Artemis Ch. Theodoridis

NON-EXECUTIVE MEMBERS
Sophia G. Eleftheroudaki
Paul G. Karakostas*
Nicholaos I. Manessis **
Ioanna E. Papadopoulou

NON-EXECUTIVE INDEPENDENT MEMBERS
George E. Agouridis *
Pavlos A. Apostolides **
Thanos M. Veremis
Evangelos J. Kaloussis */***
Ioannis K. Lyras **

---

* *Member of the Audit Committee*
** *Member of the Remuneration Committee*
*** *Member of the Risk Management Committee*

NON-EXECUTIVE MEMBER (in accordance with the requirements of Law 3723/2008)
George I. Mergos

SECRETARY
Hector P. Verykios

The term of the Board of Directors ends in 2010 apart from the Greek State representative whose term ends as stated in Law 3723/2008.

The Board of Directors will propose the following to the Ordinary General Meeting of Shareholders as certified auditors of the semi-annual and year end financial statements:

Principal Auditors: Nick E. Vouniseas

Charalambos G. Sirounis

Substitute Auditors: Nikolaos Ch. Tsiboukas

John A. Achilas

of KPMG Certified Auditors A.E.

The Bank's shares have been listed in the Athens Stock Exchange since 1925. As at 31 March 2009 Alpha Bank was ranked eighth in terms of market capitalization. Since February 2004 the Bank has been included in the FTSE Eurofirst 300 Index, an index which consists of the 300 largest European companies. Additionally, the Bank is included in a series of other indices, such as S&P Europe 350, FTSE Med 100, DJ Euro Stoxx and FTSE4 Good.

Apart from the Greek listing, the shares of the Bank are listed in the London Stock Exchange in the form of international certificates (GDR's) and they are traded over the counter in New York (ADR's).

As at 31 March 2009 the Bank has 410,976,652 shares in issue.

During the first quarter of 2009 the shares' liquidity amounted to an average of 1,503,414 shares per day.

The credit rating of the Bank is evaluated by three international credit rating agencies:

- Fitch Ratings: A-
- Moody's: A2
- Standard & Poor's: BBB+

The financial statements have been approved by the Board of Directors on 26 May 2009.

ACCOUNTING POLICIES APPLIED

1. Basis of presentation

The Bank has prepared the condensed interim financial statements as at 31.3.2009 in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities which are measured at fair value:

- Securities held for trading
- Derivative financial instruments
- Available for sale securities

The financial statements are presented in Euro rounded to the nearest thousand unless otherwise indicated.

The estimates and judgments applied by the Bank in preparing the financial statements are based on historical information and assumptions which at present are considered appropriate.

The estimates and assumptions are reviewed on an ongoing basis to take into account current conditions and the effect of any revisions is recognized in the period in which the estimate is revised.

The accounting policies applied by the Bank in preparing the condensed interim financial statements are consistent with those stated in the published financial statements for the year ended 31 December 2008, after taking into account the following:

- **Amendment of International Accounting Standard 1** «Presentation of financial statements» (Regulation 1274/17.12.2008)

On 6.9.2007, the International Accounting Standard Board (IASB) published the revised version of IAS 1 which induces changes in the presentation of the financial statements. The adoption of this amendment by the Bank had as a result the following changes in the financial statements:

i. Preparation of an additional statement which includes the items of income and expense which are recognised both in the income statement and in equity (statement of comprehensive income).

ii. The statement of changes in equity includes only the changes resulting from transactions with owners.

iii. Disclosures are provided in the statement of comprehensive income as well as in the notes concerning the reclassification adjustments relating to components of other comprehensive income as well as the amount of income tax relating to each component of other comprehensive income.

- **International Financial Reporting Standard 8** «Operating Segments» (Regulation 1358/21.11.2007)

  This standard replaces IAS 14 «Segment Reporting» and induces changes in the definition of the operating segments, in the measurement of their financial data as well as in their presentation in the financial statements.

  The adoption of the standard did not have any impact on the presentation of the segment reporting in the financial statements of the Bank.

- **Amendment of International Accounting Standard 27** «Consolidated and Separate Financial Statements» and of International Financial Reporting Standard 1 «First Time Adoption of International Financial Reporting Standards» regarding «the cost of an investment in a subsidiary, associate and jointly controlled entity» (Regulation 69/23.1.2009)

  With this amendment, issued by the IASB on 22.5.2008, it is defined that the distribution of profits relating to periods prior to acquisition will be accounted in the income statement as dividend income. With regards to the first time adopters of IFRS, options are given on the cost measurement of an investment in a subsidiary, associate and jointly controlled entity.

  The adoption of the standard did not have any impact on the financial statements of the Bank.

In addition, the Bank applied from 1.1.2009 the following amendments and interpretations which were issued by IASB, adopted by the European Union but had no significant impact on its financial statements.

- **Amendment of International Accounting Standard 23** «Borrowing costs» (Regulation 1260/10.12.2008)

- **Amendment of International Financial Reporting Standard 2** «Share based payments» (Regulation 1261/16.12.2008)
- **Amendment of International Accounting Standards 32** «Financial Instruments: Presentation and **1** «Presentation of Financial Statements» (Regulation 53/21.1.2009)
- **Interpretation 12** «Service concession arrangements» (Regulation 254/25.3.2009)
- **Interpretation 13** «Customer loyalty programs» (Regulation 1262/16.12.2008)
- **Improvements to International Accounting Standards** (Regulation 70/23.1.2009)

The adoption by the European Union, by 31.12.2009, of new standards, interpretations or amendments, which have been issued or may be issued during the year by the IASB, and their mandatory or optional adoption for periods beginning on or after 1.1.2009 may retrospectively affect the periods presented in these interim financial statements.

INCOME STATEMENT

2. Impairment losses and provisions to cover credit risk

	From 1 January to	
	31.3.2009	**31.3.2008**
Impairment losses on loans and advances to customers	134,551	46,153
Provisions to cover credit risk relating to off balance sheet items		11,569
Recoveries	(3,407)	
Total	**131,144**	**57,722**

3. Income tax

In accordance with Greek tax law the profits of entities in Greece are taxed at a rate of 25%. According to Law 3697/2008 the tax rate is reduced by one percent each year starting from 2010 until the rate reaches 20% in 2014 and thereafter.

In accordance with article 26 of Law 3634/2008 income tax is imposed for the fiscal year 2007, at the current tax rate (25%), on profits which previously were not subject to tax until distributed or capitalized (interest on Greek government bonds, gains from the sale of listed shares etc.). Dividend income is not subject to tax since it has already been taxed at the corporate level. The same applies to profit arising from transfer of receivables for securitization purposes according to article 14 of Law 3156/2003.

Dividends distributed by entities established in Greece and approved by the General Meetings of Shareholders held after 1.1.2009 are subject to a withholding tax of 10% with no further tax obligation for the beneficiary (Law 3697/2008).

The income tax expense is analysed as follows:

	From 1 January to	
	31.3.2009	**31.3.2008**
Current tax		11,519
Deferred tax	3,989	33,496
Total	**3,989**	**45,015**

Deferred tax recognized in the income statement is attributable to the following temporary differences:

	From 1 January to	
	31.3.2009	**31.3.2008**
Depreciation and fixed asset write-offs	592	1,055
Valuation of loans	4,271	13,227
Suspension of interest accruals	5,058	9,125
Loans impairment	(7,000)	5,352
Liabilities to Common Insurance Fund of Bank Employees	15,680	15,551
Valuation of derivatives	7,730	(6,686)
Effective interest rate	(2,293)	2,083
Valuation of liabilities to credit institutions and other borrowed funds due to fair value hedge	(3,849)	(1,473)
Valuation of investments in subsidiaries due to hedging	(898)	(2,147)
Valuation of bonds	(249)	2,038
Valuation of other securities	(177)	(4,780)
Other temporary differences	(14,876)	151
Total	**3,989**	**33,496**

Reconciliation of effective and nominal tax rate:

	From 1 January to			
	31.3.2009		31.3.2008	
	%		%	
Profit before income tax		**27,258**		**189,491**
Income tax (nominal tax rate)	25	6,814	25	47,373
Increase/(decrease) due to:				
Additional tax on income of fixed assets			0.04	74
Non taxable income	(19.24)	(5,245)	(0.50)	(952)
Non deductible expenses	3.40	926	1.11	2,095
Other temporary differences	5.48	1,494	(1.89)	(3,575)
Income tax (effective tax rate)	14.64	3,989	23.76	45,015

Income tax of other comprehensive income recognized directly in Equity

	From 1 January to					
	31.3.2009			31.3.2008		
	Before income tax	Income tax	After income tax	Before income tax	Income tax	After income tax
Change in available for sale securities reserve	9,716	(3,715)	6,001	(58,029)	15,145	(42,884)
Exchange differences on translating foreign operations	(34)		(34)	1		1
Total	9,682	(3,715)	5,967	(58,028)	15,145	(42,883)

4. Earnings per share

a. Basic

Basic earnings per share are calculated by dividing the profit after income tax for the period by the weighted average number of ordinary shares outstanding, after deducting the weighted average number of treasury shares held, during the period.

b. Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Bank does not have diluted potential ordinary shares, therefore the basic earnings per share coincide with diluted earnings per share and are as follows:

	From 1 January to	
	31.3.2009	31.3.2008
Profit attributable to shareholders	23,269	144,476
Weighted average number of outstanding ordinary shares	404,969,416	407,204,357
Basic and diluted earnings per share (in €)	0.06	0.35

ASSETS

5. Loans and advances to customers

	31.3.2009	31.12.2008
Individuals:		
Mortgages		
- Non-Securitized	8,441,186	8,461,267
- Securitized	2,707,434	2,715,262
Consumer		
- Non-Securitized	2,164,474	2,109,934
- Securitized	1,462,081	1,485,842
Credit cards	1,235,911	1,229,778
Other	88,985	96,770
Total	16,100,071	16,098,853
Companies:		
Corporate loans	27,246,812	26,615,726
Other receivables	432,333	488,845
	43,779,216	43,203,424
Less:		
Allowance for impairment losses [1]	(1,030,814)	(1,014,146)
Total	42,748,402	42,189,278

6. Investment securities

a. Available for sale

	31.3.2009	31.12.2008
Government bonds	3,260,226	239,757
Other debt securities:		
- Listed	2,726,059	5,530,410
- Non-listed	108,543	195,062
Shares:		
- Listed	30,510	37,920
- Non-listed	9,697	4,408
Other variable yield securities	24,665	26,340
Total	6,159,700	6,033,897

b. Held to maturity

	31.3.2009	31.12.2008
Government bonds	1,828,180	1,805,579
Other debt securities		
- Listed	2,501,880	2,558,601
- Non-listed	54,065	124,529
Total	4,384,125	4,488,709

The Bank has securitized part of the "Held to maturity" portfolio amounting to € 1.2 billion through a special purpose entity controlled by the Bank.

[1] In addition to the allowance for impairment losses, a provision of € 4,200 has been recorded to cover credit risk relating to off-balance sheet items. The total provision recorded to cover credit risk amounts to € 1,035,014 (31.12.2008: € 1,018,346)

7. Investment property

	Land and Buildings
Balance 1.1.2008	
Cost	49,219
Accumulated depreciation	(6,849)
1.1.2008 - 31.3.2008	
Net book value 1.1.2008	42,370
Additions	101
Reclassification to «Property, plant and equipment»	(274)
a) Cost	(425)
b) Accumulated depreciation	151
Depreciation charge for the period	(104)
Net book value 31.3.2008	42,093
Balance 31.3.2008	
Cost	48,895
Accumulated depreciation	(6,802)
1.4.2008 - 31.12.2008	
Net book value 1.4.2008	42,093
Additions	418
Depreciation charge for the period	(316)
Net book value 31.12.2008	42,195
Balance 31.12.2008	
Cost	49,313
Accumulated depreciation	(7,118)
1.1.2009 - 31.3.2009	
Net book value 1.1.2009	42,195
Additions	402
Reclassification from «Property, plant and equipment»	5,555
a) Cost	6,339
b) Accumulated depreciation	(784)
Depreciation charge for the period	(109)
Net book value 31.3.2009	48,043
Balance 31.3.2009	
Cost	56,054
Accumulated depreciation	(8,011)

The reclassification of € 5,555, during the first quarter of 2009, from property, plant and equipment concerns a building that has been leased.

8. Property, plant and equipment

	Land and Buildings	Leased equipment	Equipment	Total
Balance 1.1.2008				
Cost	732,256	1,142	289,715	1,023,113
Accumulated depreciation	(180,246)	(1,062)	(237,974)	(419,282)
1.1.2008 - 31.3.2008				
Net book value 1.1.2008	552,010	80	51,741	603,831
Additions	7,374		6,362	13,736
Foreign exchange differences	(49)		(30)	(79)
a) Cost	(69)		(58)	(127)
b) Accumulated depreciation	20		28	48
Disposals	(10)		(33)	(43)
a) Cost	(20)		(378)	(398)
b) Accumulated depreciation	10		345	355
Reclassification from «Investment property»	274			274
a) Cost	425			425
b) Accumulated depreciation	(151)			(151)
Reclassification		(60)	60	
a) Cost		(1,142)	1,142	
b) Accumulated depreciation		1,082	(1,082)	
Depreciation charge for the period	(3,666)	(20)	(4,591)	(8,277)
Net book value 31.3.2008	555,933	-	53,509	609,442
Balance 31.3.2008				
Cost	739,966		296,783	1,036,749
Accumulated depreciation	(184,033)		(243,274)	(427,307)
1.4.2008 - 31.12.2008				
Net book value 1.4.2008	555,933		53,509	609,442
Additions	42,303		24,977	67,280
Foreign exchange differences			7	7
a) Cost	(4)		(3)	(7)
b) Accumulated depreciation	4		10	14
Disposals	(210)		(368)	(578)
a) Cost	(750)		(2,904)	(3,654)
b) Accumulated depreciation	540		2,536	3,076
Reclassification from «Investment property»	7			7
a) Cost	8			8
b) Accumulated depreciation	(1)			(1)
Reclassification			(10)	(10)
a) Cost			(10)	(10)
b) Accumulated depreciation				
Depreciation charge for the period	(11,497)		(15,199)	(26,696)
Net book value 31.12.2008	586,536		62,916	649,452
Balance 31.12.2008				
Cost	781,523		318,843	1,100,366
Accumulated depreciation	(194,987)		(255,927)	(450,914)
1.1.2009 - 31.3.2009				
Net book value 1.1.2009	586,536		62,916	649,452
Additions	8,178		4,152	12,330
Foreign exchange differences	(411)		(303)	(714)
a) Cost	(501)		(433)	(934)
b) Accumulated depreciation	90		130	220
Disposals	(27)		(54)	(81)
a) Cost	(854)		(2,716)	(3,570)
b) Accumulated depreciation	827		2,662	3,489
Reclassification to «Investment property»	(5,555)			(5,555)
a) Cost	(6,339)			(6,339)
b) Accumulated depreciation	784			784
Depreciation charge for the period	(4,502)		(5,253)	(9,755)
Net book value 31.3.2009	584,219		61,458	645,677
Balance 31.3.2009				
Cost	782,007		319,846	1,101,853
Accumulated depreciation	(197,788)		(258,388)	(456,176)

The value of owned land and buildings included in the above balances amounts to € 511,998 as of 31.3.2009 (31.12.2008: € 514,276).

9. Goodwill and other intangible assets

	Software	Banking rights	Total
Balance 1.1.2008			
Cost	156,449	1,785	158,234
Accumulated amortization	(102,368)	(30)	(102,398)
1.1.2008 - 31.3.2008			
Net book value 1.1.2008	54,081	1,755	55,836
Additions	5,000		5,000
Foreign exchange differences	(41)		(41)
a) Cost	(61)		(61)
b) Accumulated amortization	20		20
Amortization charge for the period	(5,146)	(89)	(5,235)
Net book value 31.3.2008	53,894	1,666	55,560
Balance 31.3.2008			
Cost	161,388	1,785	163,173
Accumulated amortization	(107,494)	(119)	(107,613)
1.4.2008-31.12.2008			
Net book value 1.4.2008	53,894	1,666	55,560
Additions	30,172		30,172
Foreign exchange differences	28		28
a) Cost	40		40
b) Accumulated amortization	(12)		(12)
Disposals	(73)		(73)
a) Cost	(178)		(178)
b) Accumulated amortization	105		105
Amortization charge for the period	(16,696)	(268)	(16,964)
Net book value 31.12.2008	67,325	1,398	68,723
Balance 31.12.2008			
Cost	191,422	1,785	193,207
Accumulated amortization	(124,097)	(387)	(124,484)
1.1.2009 - 31.3.2009			
Net book value 1.1.2009	67,325	1,398	68,723
Additions	4,845		4,845
Foreign exchange differences	(61)		(61)
a) Cost	(98)		(98)
b) Accumulated amortization	37		37
Amortization charge for the period	(4,361)	(89)	(4,450)
Net book value 31.3.2009	67,748	1,309	69,057
Balance 31.3.2009			
Cost	196,169	1,785	197,954
Accumulated amortization	(128,421)	(476)	(128,897)

LIABILITIES

10. Debt securities in issue and other borrowed funds

a. Short term

i. Securities (ECP)	
Balance 1.1.2009	**248,372**
Changes for the period 1.1 – 31.3.2009	
New issues [1]	374,497
Maturities/Redemptions	(268,700)
Accrued interest	1,585
Foreign exchange differences	(60)
Balance 31.3.2009	**355,694**
ii. Issues guaranteed by the Greek State (Law 3723/2008) [2]	
Balance 1.1.2009	
Changes for the period 1.1 – 31.3.2009	
New issues	498,750
Accrued interest	2,464
Balance 31.3.2009	**501,214**

b. Long term

i. Senior debt securities	
Balance 1.1.2009	**15,097,042**
Changes for the period 1.1 – 31.3.2009	
Maturities/Redemptions	(5,469,509)
Fair value change due to hedging	9,680
Accrued interest	(36,381)
Foreign exchange differences	(12,462)
Balance 31.3.2009	**9,588,370**
ii. Subordinated debt	
Balance 1.1.2009	**1,128,292**
Changes for the period 1.1 – 31.3.2009	
Maturities/Redemptions [3]	(200,000)
Fair value change due to hedging	5,715
Accrued interest	(6,453)
Foreign exchange differences	(9,211)
Balance 31.3.2009	**918,343**
iii. Hybrid securities	
Balance 1.1.2009	**921,940**
Changes for the period 1.1 – 31.3.2009	
Accrued interest	(28,068)
Balance 31.3.2009	**893,872**
Total	**12,257,493**

The liability of € 4.8 billion from the securitization of mortgage, consumer loans and bonds is not presented in "Debt securities in issue and other borrowed funds" since these securities, issued by special purpose entities, are held by the Bank.

The issuance of two bonds, through the special purpose entity Talanto Plc and covered by bonds portfolio, was completed during the first quarter of 2009 (17.2.2009). The debt securities issued from the securitization of bonds portfolio are

(1) The new issues in Euro pay an average spread of 15 to 40 basis points over Euribor of the respective period.

(2) According to article 2 of Law 3723/2008 for the enhancement of economy's liquidity, the Bank issued on 12.2.2009 a senior debt security, guaranteed by the Greek State, amounting to € 500 million with nine month duration that bears a 2.85% interest rate.

(3) On 23.1.2009, 5 years after issuance, the Bank redeemed 10 year subordinated debt amounting to € 200 million.

held by the Bank and the first tranche, which has received a A1 rating from the Moody's credit rating agency, has been accepted as collateral by the Bank of Greece for monetary policy purposes.

11. Provisions

Balance 1.1.2008	**47,796**
Changes for the period 1.1 - 31.3.2008	
Provisions to cover credit risk relating to off-balance sheet items (note 2)	11,569
Other provisions charged to profit and loss	650
Provisions used during the period	(435)
Balance 31.3.2008	**59,580**
Changes for the period 1.4 - 31.12.2008	
Reversal of provisions to cover credit risk relating to off-balance sheet items	(53,298)
Other provisions charged to profit and loss	2,141
Provisions used during the period	(8)
Balance 31.12.2008	**8,415**
Changes for the period 1.1 - 31.3.2009	
Other provisions charged to profit and loss	720
Provisions used during the period	(13)
Balance 31.3.2009	**9,122**

The amount of other provisions charged to profit and loss account is included in "Other expenses" of the income statement.

EQUITY

12. Share capital, Retained earnings and Treasury shares

a) Share capital

In the context of the Bank's participation, to the requirements of Law 3723/2008 referring to the enhancement of economy's liquidity, the Bank's extraordinary General Meeting of Shareholders held on 12 January 2009 approved:

- The share capital increase of the Bank amounting to € 940 million in accordance with the above law requirements, with the cancellation of the preemptive rights of existing shareholders and by issuing and distributing new paper, non-voting, redeemable preference shares.
- The grant of authorization to the Board of Directors to define the terms of issuance of the preference shares.
- The modification of the Article 5 of the Bank's article of Incorporation for the purpose of increasing the share capital and for adapting to the requirements of Law 3723/2008.

The above mentioned share capital increase has not been completed as of 31.3.2009

b) Retained earnings

According to paragraph 3 of article 1 of Law 3723/2008 referring to the enhancement of economy's liquidity, the dividend distribution to the shareholders of credit institutions, participating in the above program, can not exceed 35% as stated in Law 148/1967.

The 20708/B.1175/23.4.2009 decision of Minister of Economy and Finance clarified that in the case of existence of distributable profits the distribution of dividends is limited from zero up to a maximum of 35% of the profits. Additionally for the fiscal year 2008 and according to article 28 of Law 3576/2009, dividends may only be distributed in the form of shares.

The Ordinary General Meeting of Shareholders which will approve the financial statements of 2008 will decide on the dividend distribution or not and the capitalization of any dividend distributed.

The Bank's Board of Directors will propose the distribution or not of dividend before the forthcoming Ordinary General Meeting of the Shareholders.

c) Treasury shares

The Bank, pursuant to the decisions of General Meeting of Shareholders held on 3.4.2008, purchased, during the period from 1.1 - 16.2.2009, 457,601 treasury shares at a cost of € 2,665 (€ 5.83 per share).

The number of treasury shares and their cost are analyzed as follows:

	Number of shares	Cost	Percentage
Balance 31.12.2008	5,683,358	68,985	1.38%
Purchases 1.1 - 16.2.2009	457,601	2,665	0.11%
Total 31.3.2009	**6,140,959**	**71,650**	**1.49%**

It is noted that according to article 28 of Law 3756/31.3.2009, credit institutions, participating in the enhancement of the Greek economy's liquidity program (Law 3723/2008), are not allowed to purchase treasury shares during their participation in the program.

ADDITIONAL INFORMATION

13. Contingent liabilities and commitments

a) Legal issues

The Bank, in the ordinary course of business, is a defendant in claims from customers and other legal proceedings. No provision has been recorded because, after consultation with legal department, the ultimate disposition of these matters is not expected to have a material effect on the financial position or operations of the Bank.

b) Tax issues

The Bank's books and records have been audited by the tax authorities up to and including the year ended 31 December 2005. The Bank's branches in Albania and in Bulgaria have been audited by the tax authorities for the years up to and including 2007, while the London branch has been audited for all years up to and included 2005.

Additional taxes and penalties may be imposed for the unaudited tax years.

c) Operating leases

Bank as a lessee

The Bank has various obligations with respect to leases of buildings which are used as branches or for administrative purposes.

The duration of the lease agreements is initially for 12 years with a renewal option or extension. In accordance with the lease agreements the rent is subject to annual indexation adjustment, usually according to official annual inflation rate.

The policy of the Bank is to renew these contracts.

The minimum future lease payments are:

	31.3.2009	31.12.2008
► Less than one year	39,297	28,498
► Between one and five years	119,928	88,492
► More than five years	123,343	78,732
Total	**282,568**	**195,722**

The total lease expense for the first quarter of 2009 relating to rental of buildings amounts to € 9,906 (first quarter of 2008: € 7,574) and are included in "General administrative expenses".

► **Bank as a lessor**

The Bank's receivables from leases relate to buildings leased either to group companies or third parties.

The minimum future revenues are:

	31.3.2009	31.12.2008
► Less than one year	3,865	3,788
► Between one and five years	8,675	8,767
► More than five years	6,089	6,054
Total	**18,629**	**18,609**

The lease revenues for the first quarter of 2009 amount to € 974 (first quarter of 2008: € 1,016) and are included in "Other income".

d) Off balance sheet liabilities

	31.3.2009	31.12.2008
Letters of guarantee	6,122,637	6,253,944
Letters of credit	50,166	104,567
Undrawn credit facilities	16,437,797	16,912,309
Guarantees relating to bonds issued by subsidiaries of the Bank	14,178,859	17,328,137
Total	**36,789,459**	**40,598,957**

e) Assets pledged

	31.3.2009	31.12.2008
Loans to customers	4,103,767	964,490
Securities from reverse repos	550,000	400,000
Securities held for trading	67,064	60,964
Investment secutities	7,706,425	5,632,896
Total	**12,427,256**	**7,058,350**

- From loans to customers:
  - i. An amount of € 1,874.6 million has been collateralized to the Bank of Greece in accordance with the Monetary Policy Council Act No 54/27.2.2004 as in force, and following its amendment by Monetary Policy Council Act 61/6.12.2006. With this act the Bank of Greece accepts as collateral, for monetary policy purposes and intraday credit, non marketable assets, which should meet the terms and conditions of the above act.
  - ii. An amount of € 2,229.2 million has been granted as collateral to the Greek State in order for the Bank to receive securities issued by the Greek State in accordance with Law 3723/2008.
- From the investment securities portfolio, an amount of €5 million is pledged as a margin account insurance to clearing house of derivative transactions "ETESEP" A.E.
- The above mentioned securities derived from reverse repos, held for trading and investments securities are pledged as collateral to Bank of Greece for the participation in the Intra-Europe clearing of payments system on an ongoing time (TARGET) and in the European Central Bank's main refinancing operations.

  Securities amounting to € 3.9 billion, included in investment securities and issued due to the securitization of bonds, mortgage and consumer loans of the Bank, have been accepted as collateral by the European Central Bank. The above securities along with other similar securities held by the Bank are not presented in the account "Investment Securities" but are presented net from the Banks' liabilities to special purpose entities that have issued these securities.

f) Other pledges:

- On 7 May 2008 the Bank completed a new Medium Term Notes Program amounting to USD 7.5 billion, according to Rule 144A of the American Law, which will be offered to institutional investors. The issuer will be Alpha Group Jersey Limited, a wholly owned subsidiary of the Bank. The Notes will be guaranteed by the Bank and will be traded in Luxembourg's stock exchange. The program is not yet active.
- In accordance with article 3 of Law 3723/2008, securities amounting to Euro 1,138 million, issued by the Greek State, have been offered to the Bank through a bilateral agreement. These securities have been pledged to the European Central Bank to enhance the Bank's liquidity.

14. Operating Segment

(Amounts in millions of Euro)

1.1 - 31.3.2009	Total	Retail Banking	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	289.8	172.8	78.6	0.6	28.6	9.2	
Net fee and commission income	70.9	41.6	19.1	3.9	4.8	1.5	
Other income		1.4	2.1	0.2	(11.8)	0.7	7.4
Total income	**360.7**	**215.8**	**99.8**	**4.7**	**21.6**	**11.4**	**7.4**
Total expenses	**(202.3)**	**(140.3)**	**(28.9)**	**(3.5)**	**(5.3)**	**(12.3)**	**(12.0)**
Impairment	(131.1)	(72.1)	(55.2)			(3.8)	
Profit before income tax	**27.3**	**3.4**	**15.7**	**1.2**	**16.3**	**(4.7)**	**(4.6)**
Income tax	(4.0)						
Profit after income tax	**23.3**						

(Amounts in millions of Euro)

1.1 - 31.3.2008	Total	Retail Banking	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	South-Eastern Europe	Other
Net interest income	330.9	247.5	66.3	0.8	7.7	8.6	
Net fee and commission income	72.1	35.7	19.0	10.8	4.7	1.9	
Other income	36.7	2.9	1.5	0.4	13.7	1.7	16.5
Total income	**439.7**	**286.1**	**86.8**	**12.0**	**26.1**	**12.2**	**16.5**
Total expenses	**(192.5)**	**(138.9)**	**(25.2)**	**(6.0)**	**(4.8)**	**(8.1)**	**(9.5)**
Impairment	(57.7)	(48.7)	(9.0)				
Profit before income tax	**189.5**	**98.5**	**52.6**	**6.0**	**21.3**	**4.1**	**7.0**
Income tax	(45.0)						
Profit after income tax	**144.5**						

i. Retail Banking

Includes all individuals (retail banking customers), professionals, small and very small companies.

The Bank offers through its extended branch network, all types of deposit products (deposits/ savings accounts, working capital/ current accounts, investment facilities/ term deposits, Repos, Swaps), loan facilities (mortgages, consumer, corporate loans, letters of guarantee) and debit and credit cards to the above customers.

ii. Corporate Banking

Includes all medium-sized and large companies, corporations with international activities, corporations managed by the Corporate Banking Division (Corporate) and shipping corporations.

The Bank offers working capital facilities, corporate loans, and letters of guarantee.

iii. Asset Management / Insurance

Consists of a wide range of asset management services through Bank's private banking units. In addition it offers a wide range of insurance products to individuals and companies.

iv. Investment Banking / Treasury

Includes stock exchange, advisory and brokerage services relating to capital markets, and also investment banking facilities, offered by the Bank. Includes also the activities of the Dealing Room in the interbank market (FX Swaps, Bonds, Futures, IRS, Interbank placements – Loans etc.).

v. South-Eastern Europe

Consists of the Bank's branches operating in South-Eastern Europe.

vi. Other

This segment consists of the Bank's administration section.

15. Capital adequacy

The Bank capital adequacy is monitored by the Bank of Greece to which the Bank reports on a quarterly basis.

The minimum capital adequacy ratios (Tier I and capital adequacy ratio) which the Bank must adhere to are established by decisions of the Governor of the Bank of Greece.

The calculation of capital adequacy from 1 January 2008 is determined under the new regulatory framework (Basel II), which have been transposed into Greek law by Law 3601/2007. The new regulatory framework significantly amends the measurement of credit risk and introduces capital requirements for operational risk. There are no significant changes in the measurement of market risk. Specifically, credit risk of the investment portfolio and operational risk are measured based on the Standardized Approach.

The capital adequacy ratio is determined by comparing the Bank's regulatory own funds with the risks that the Bank undertakes (risk weighted assets). Own funds include Tier I capital (share capital, reserves), additional Tier I capital (hybrid securities) and Tier II capital (subordinated debt and fixed asset revaluation reserves). The risk-weighted assets arise from the credit risk of the investment portfolio, the market risk of the trading portfolio and the operational risk.

The current capital ratios (Tier I ratio and capital adequacy ratio) are much higher than the regulatory limits set by the Bank of Greece directive (4% and 8%, respectively) and the capital base is capable to support the business growth of the Bank in all areas for the next years.

	31.3.2009 (estimate)	**31.12.2008**
Tier I ratio	7.3%	7.4%
Capital adequacy ratio (Tier I + Tier II)	**8.7%**	**9.3%**

16. Related party transactions

The Bank enters into a number of transactions with related parties in the normal course of business. These transactions are performed at arms length and are approved by relevant Bank committees.

a. The outstanding balances of the transactions with members of the Board of Directors, their close family members and the entities controlled by them are as follows:

	31.3.2009	**31.12.2008**
Assets		
Loans and advances to customers	140,230	166,137
Liabilities		
Due to customers	93,654	71,915
Letters of guarantee	15,006	21,392

	From 1 January to	
	31.3.2009	**31.3.2008**
Income		
Interest and similar income	2,223	370
Expenses		
Interest expense and similar charges	2,292	480

b. The outstanding balances with subsidiaries and associates and the related results of these transactions are as follows:

I. Subsidiaries

	31.3.2009	31.12.2008
Assets		
Due from banks	5,605,660	5,803,055
Securities held for trading	29,310	12,486
Derivative financial assets	2,989	10,330
Loans and advances to customers	1,942,303	1,933,878
Available for sale securities	2,204,683	5,555,443
Other assets	1,188	511
Total	**9,786,133**	**13,315,703**
Liabilities		
Due to banks	2,458,548	2,183,803
Due to customers	154,249	132,323
Derivative financial liabilities	2,657	778
Debt securities in issue and other borrowed funds	11,756,279	17,395,646
Other liabilities	983	2,260
Total	**14,372,716**	**19,714,810**
Letters of guarantee and other guarantees	**912,026**	**1,010,387**

	From 1 January to	
	31.3.2009	31.3.2008
Income		
Interest and similar income	85,641	102,930
Dividend income		2,968
Fee and commission income	4,470	10,655
Other income	666	640
Total	**90,777**	**117,193**
Expenses		
Interest expense and similar charges	143,093	263,117
Commission expense	424	233
General administrative expenses	2,841	2,773
Total	**146,358**	**266,123**

II. Associates

	31.3.2009	31.12.2008
Assets		
Loans and advances to customers	133	
Liabilities		
Due to customers	1,787	406

	From 1 January to	
	31.3.2009	31.3.2008
Income		
Interest and similar income	3	5
Expenses		
Interest expense and similar charges	12	

c. The Board of Directors and Executive General Managers' fees recorded in the income statement for the first quarter of 2009 amounted to € 1,437 (first quarter of 2008: € 1,141).

17. Investments in subsidiaries, associates and joint ventures

	1.1 - 31.3.2009	1.4 - 31.12.2008	1.1 - 31.3.2008
Subsidiaries			
Opening balance	1,740,117	1,619,261	1,625,309
Additions [1]	4,090	228,499	2,615
Disposals		(115,993)	(74)
Valuation of investments due to fair value hedge [2]	(4,492)	8,350	(8,589)
Closing balance	1,739,715	1,740,117	1,619,261
Associates			
Opening balance	74	74	74
Additions			
Disposals			
Closing balance	74	74	74
Joint Ventures			
Opening balance	10,711	717	717
Additions		10,008	
Disposals		(14)	
Closing balance	10,711	10,711	717
Total	1,750,500	1,750,902	1,620,052

Additions represent: Share purchases, participation in share capital increases and acquisitions of shares from mergers.

Disposals represent: Sales of shares, return of capital and proceeds arising from the liquidation of companies.

18. Events after the balance sheet date

a. On 13.4.2009 the Bank participated in the share capital increase of its 100% subsidiary ABC Factors AE, by € 14 million.

b. On 24.4.2009 the Bank according to the requirements of Law 3723/2008 referring to the enhancement of economy's liquidity, issued a new bond loan amounting to € 1 billion, with three years duration, guaranteed by the Greek State which bears a 3m Euribor +2% interest rate.

c. On 14.5.2009 the Bank signed a contract with the Greek State, according to which the Greek State has fully subscribed the total share capital increase of the Bank (€ 940 million) as decided in the extraordinary General Meeting of Shareholders held on 12.1.2009, through the issuance of preference shares in the name of the Greek State.

---

(1) The amount of € 4,090 concerns the Bank's participation in the share capital increase of the subsidiary Ionian Equity Participations Ltd.

(2) The Bank uses FX Swaps and money market loans to hedge the foreign exchange risk of its investments in Alpha Bank London Ltd, Alpha Bank Romania S.A. and Alpha Finance US Corporation

d. On 20.5.2009 the issuance of two bonds amounting to € 3.29 billion, through the special purpose entity Epihiro Plc and covered with corporate loans, was completed. The bonds issued due to the securitization of corporate loans are held by the bank and the first tranche, which has received an Aaa rating from the Moody's credit rating agency, is accepted as collateral by the Bank of Greece for monetary policy purposes.

Athens, May 26, 2009

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE EXECUTIVE DIRECTOR	GROUP FINANCIAL REPORTING OFFICER
YANNIS S. COSTOPOULOS I.D. No. X 661480	DEMETRIOS P. MANTZOUNIS I.D. No. I 166670	MARINOS S. YANNOPOULOS I.D. No. AH 064139	GEORGE N.KONTOS I.D. No. AB 522299

ALPHA BANK

ΕΝΔΙΑΜΕΣΕΣ ΟΙΚΟΝΟΜΙΚΕΣ ΚΑΤΑΣΤΑΣΕΙΣ ΤΗΣ 31.3.2009

(Σύμφωνα με το Διεθνές Λογιστικό Πρότυπο 34)

Αθήναι
26 Μαΐου 2009

ΠΕΡΙΕΧΟΜΕΝΑ

Ενδιάμεσες Οικονομικές Καταστάσεις Τραπέζης της 31.3.2009

Ενδιάμεση Κατάσταση Αποτελεσμάτων

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2009	31.3.2008
Τόκοι και εξομοιούμενα έσοδα		921.922	930.769
Τόκοι και εξομοιούμενα έξοδα		(632.157)	(599.911)
Καθαρό έσοδο από τόκους		289.765	330.858
Έσοδα από αμοιβές και προμήθειες		79.371	78.065
Προμήθειες έξοδα		(8.427)	(5.896)
Καθαρό έσοδο από αμοιβές και προμήθειες		70.944	72.169
Έσοδα από μερίσματα		7	3.027
Αποτελέσματα χρηματοοικονομικών πράξεων		(3.031)	29.987
Λοιπά έσοδα		3.051	3.708
		27	36.722
Σύνολο εσόδων		**360.736**	**439.749**
Αμοιβές και έξοδα προσωπικού		(101.482)	(99.243)
Γενικά διοικητικά έξοδα		(85.772)	(79.000)
Αποσβέσεις	7, 8, 9	(14.314)	(13.616)
Λοιπά έξοδα		(766)	(677)
Σύνολο εξόδων		**(202.334)**	**(192.536)**
Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου	2	(131.144)	(57.722)
Κέρδη πριν το φόρο εισοδήματος		**27.258**	**189.491**
Φόρος εισοδήματος	3	(3.989)	(45.015)
Καθαρά κέρδη, μετά το φόρο εισοδήματος		**23.269**	**144.476**
Καθαρά κέρδη ανά μετοχή:			
Βασικά και προσαρμοσμένα (€ ανά μετοχή)	4	0,06	0,35

Οι επισυναπτόμενες σημειώσεις (σελ. 8 - 27) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Ενδιάμεσος Ισολογισμός

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	31.3.2009	31.12.2008
ΕΝΕΡΓΗΤΙΚΟ			
Ταμείο και διαθέσιμα σε Κεντρικές Τράπεζες		1.442.867	1.724.081
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		7.158.557	8.420.793
Αξιόγραφα εμπορικού χαρτοφυλακίου		108.184	86.880
Παράγωγα χρηματοοικονομικά μέσα		360.574	494.386
Δάνεια και απαιτήσεις κατά πελατών	5	42.748.402	42.189.278
Αξιόγραφα επενδυτικού χαρτοφυλακίου			
- Διαθέσιμα προς πώληση	6	6.159.700	6.033.897
- Διακρατούμενα μέχρι τη λήξη	6	4.384.125	4.488.709
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες	17	1.750.500	1.750.902
Επενδύσεις σε ακίνητα	7	48.043	42.195
Ιδιοχρησιμοποιούμενα ενσώματα πάγια	8	645.677	649.452
Υπεραξία και λοιπά άυλα πάγια	9	69.057	68.723
Αναβαλλόμενες φορολογικές απαιτήσεις		321.288	316.069
Λοιπά στοιχεία Ενεργητικού		452.708	419.526
		65.649.682	66.684.891
Στοιχεία Ενεργητικού προς πώληση		59.346	53.283
Σύνολο Ενεργητικού		**65.709.028**	**66.738.174**
ΥΠΟΧΡΕΩΣΕΙΣ			
Υποχρεώσεις προς πιστωτικά ιδρύματα		15.441.650	10.883.969
Παράγωγα χρηματοοικονομικά μέσα		711.437	804.172
Υποχρεώσεις προς πελάτες		33.576.511	33.816.094
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	10	12.257.493	17.395.646
Υποχρεώσεις για τρέχοντα φόρο εισοδήματος και λοιπούς φόρους		88.324	97.855
Αναβαλλόμενες φορολογικές υποχρεώσεις		171.105	158.212
Λοιπές υποχρεώσεις		1.057.466	1.204.462
Προβλέψεις	11	9.122	8.415
Σύνολο Υποχρεώσεων		**63.313.108**	**64.368.825**
ΚΑΘΑΡΗ ΘΕΣΗ			
Μετοχικό Κεφάλαιο	12	1.931.590	1.931.590
Αποθεματικά		171.849	165.848
Αποτελέσματα εις νέον	12	364.131	340.896
Ίδιες μετοχές	12	(71.650)	(68.985)
Σύνολο Καθαρής Θέσεως		**2.395.920**	**2.369.349**
Σύνολο Υποχρεώσεων και Καθαρής Θέσεως		**65.709.028**	**66.738.174**

Οι επισυναπτόμενες σημειώσεις (σελ. 8 - 27) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Ενδιάμεση Κατάσταση Συνολικού Αποτελέσματος

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2009	31.3.2008
Καθαρά κέρδη μετά το φόρο εισοδήματος, που αναγνωρίσθηκαν στην κατάσταση αποτελεσμάτων		**23.269**	**144.476**
Λοιπά αποτελέσματα που καταχωρήθηκαν απευθείας στην Καθαρή Θέση :			
Μεταβολή του αποθεματικού των διαθεσίμων προς πώληση αξιογράφων	3	9.716	(58.029)
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού	3	(34)	1
Φόρος εισοδήματος	3	(3.715)	15.145
Σύνολο αποτελεσμάτων που καταχωρήθηκαν απευθείας στην Καθαρή Θέση, μετά το φόρο εισοδήματος	3	**5.967**	**(42.883)**
Συνολικό αποτέλεσμα περιόδου, μετά το φόρο εισοδήματος		**29.236**	**101.593**

Οι επισυναπτόμενες σημειώσεις (σελ. 8 - 27) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Ενδιάμεση Κατάσταση Μεταβολών της Καθαρής Θέσεως

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Μετοχικό κεφάλαιο	Διαφορά από έκδοση μετοχών υπέρ το άρτιο	Αποθεματικά	Αποτελέσματα εις νέον	Ίδιες μετοχές	Σύνολο
Υπόλοιπο 1.1.2008		**1.602.809**	**184.033**	**333.892**	**619.483**		**2.740.217**
Μεταβολές περιόδου 1.1 - 31.3.2008							
Συνολικό αποτέλεσμα περιόδου μετά το φόρο εισοδήματος				(42.884)	144.477		101.593
Αγορά ιδίων μετοχών						(167.551)	(167.551)
Υπόλοιπο 31.3.2008		**1.602.809**	**184.033**	**291.008**	**763.960**	**(167.551)**	**2.674.259**
Μεταβολές περιόδου 1.4 - 31.12.2008							
Συνολικό αποτέλεσμα περιόδου μετά το φόρο εισοδήματος				(171.260)	189.631		18.371
Αγορά ιδίων μετοχών						(242.839)	(242.839)
Πώληση ιδίων μετοχών					(54.291)	341.405	287.114
Αύξηση μετοχικού κεφαλαίου με κεφαλαιοποίηση διαφοράς υπέρ το άρτιο και αποτελεσμάτων εις νέον		328.781	(184.033)		(144.748)		
Έξοδα αυξήσεως μετοχικού κεφαλαίου					(2.204)		(2.204)
Διανεμηθέντα μερίσματα					(362.199)		(362.199)
Σχηματισμός τακτικού αποθεματικού				46.100	(46.100)		
Λοιπά					(3.153)		(3.153)
Υπόλοιπο 31.12.2008		**1.931.590**	**-**	**165.848**	**340.896**	**(68.985)**	**2.369.349**
Μεταβολές περιόδου 1.1 - 31.3.2009							
Συνολικό αποτέλεσμα περιόδου μετά το φόρο εισοδήματος				6.001	23.235		29.236
Αγορά ιδίων μετοχών	12γ					(2.665)	(2.665)
Υπόλοιπο 31.3.2009		**1.931.590**	**-**	**171.849**	**364.131**	**(71.650)**	**2.395.920**

Οι επισυναπτόμενες σημειώσεις (σελ. 8 - 27) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Ενδιάμεση Κατάσταση Ταμειακών Ροών

(Ποσά σε χιλιάδες ευρώ)

	Σημείωση	Από 1 Ιανουαρίου έως 31.3.2009	31.3.2008
Ταμειακές ροές από λειτουργικές δραστηριότητες			
Κέρδη πριν το φόρο εισοδήματος		27.258	189.491
Προσαρμογή κερδών προ φόρων για:			
Αποσβέσεις ενσωμάτων παγίων	7, 8	9.864	8.381
Αποσβέσεις αΰλων παγίων	9	4.450	5.235
Απομειώσεις δανείων και προβλέψεις		135.317	58.399
(Κέρδη)/ζημίες από επενδυτικές δραστηριότητες		(7.090)	(12.876)
(Κέρδη)/ζημίες από χρηματοδοτικές δραστηριότητες		21.693	44.360
		191.492	**292.990**
Καθαρή (αύξηση)/μείωση στοιχείων Ενεργητικού που σχετίζονται με λειτουργικές δραστηριότητες:			
Απαιτήσεων κατά πιστωτικών ιδρυμάτων		389.010	(219.648)
Αξιόγραφα εμπορικού χαρτοφυλακίου και παραγώγων Ενεργητικού		112.508	173.340
Δανείων και απαιτήσεων κατά πελατών		(693.477)	(1.839.422)
Λοιπών στοιχείων Ενεργητικού		(33.182)	(71.743)
Καθαρή αύξηση/(μείωση) Υποχρεώσεων που σχετίζονται με λειτουργικές δραστηριότητες:			
Υποχρεώσεων προς πιστωτικά ιδρύματα		4.557.681	824.477
Υποχρεώσεων από παράγωγα		(92.735)	88.027
Υποχρεώσεων προς πελάτες		(5.640.934)	1.214.477
Λοιπών Υποχρεώσεων		(146.858)	23.683
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες πριν από φόρους		(1.356.495)	486.181
Πληρωθέντες φόροι εισοδήματος και λοιποί φόροι		(9.530)	(12.755)
Καθαρές ταμειακές ροές από λειτουργικές δραστηριότητες		**(1.366.025)**	**473.426**
Ταμειακές ροές από επενδυτικές δραστηριότητες			
Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες		(4.090)	(2.615)
Εισπραχθέντα μερίσματα		7	60
Αγορές παγίων		(24.335)	(21.447)
Πωλήσεις παγίων		937	1.448
Καθαρή (αύξηση)/μείωση επενδύσεων σε χρεόγραφα		(88)	(513.388)
Καθαρές ταμειακές ροές από επενδυτικές δραστηριότητες		**(27.569)**	**(535.942)**
Ταμειακές ροές από χρηματοδοτικές δραστηριότητες			
(Αγορές)/πωλήσεις ιδίων μετοχών		(2.665)	(173.442)
Πληρωθέντα μερίσματα		(621)	(394)
Έκδοση ομολόγων		498.750	
Αποπληρωμές ομολογιών εκδόσεώς μας και λοιπών δανειακών υποχρεώσεων		(257.245)	(169.254)
Καθαρές ταμειακές ροές από χρηματοδοτικές δραστηριότητες		**238.219**	**(343.090)**
Επίδραση συναλλαγματικών διαφορών στο ταμείο και στα ταμειακά ισοδύναμα		**936**	**80**
Καθαρή αύξηση/(μείωση) ταμειακών ροών		**(1.154.439)**	**(405.526)**
Ταμείο και ταμειακά ισοδύναμα στην αρχή της περιόδου		**4.539.124**	**4.356.928**
Ταμείο και ταμειακά ισοδύναμα στο τέλος της περιόδου		**3.384.685**	**3.951.402**

Οι επισυναπτόμενες σημειώσεις (σελ. 8 - 27) αποτελούν αναπόσπαστο μέρος των ενδιάμεσων οικονομικών καταστάσεων της Τραπέζης.

Σημειώσεις επί των Ενδιάμεσων Οικονομικών Καταστάσεων

ΓΕΝΙΚΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

Η Τράπεζα λειτουργεί σήμερα με την επωνυμία ALPHA ΤΡΑΠΕΖΑ Α.Ε. και διακριτικό τίτλο ALPHA BANK, εδρεύει στην Αθήνα, οδός Σταδίου 40, και είναι καταχωρημένη στο Μητρώο Ανωνύμων Εταιριών με αριθμό 6066/06/Β/86/05. Η διάρκειά της έχει οριστεί έως το 2100, δύναται δε να παραταθεί με απόφαση της Γενικής Συνελεύσεως.

Σκοπός της Τραπέζης, όπως περιγράφεται στο άρθρο 4 του Καταστατικού της, είναι η διενέργεια, για ίδιο λογαριασμό ή για λογαριασμό τρίτων, στην Ελλάδα και στην αλλοδαπή, αυτοτελώς ή σε συνεργασία, συμπεριλαμβανομένης της κοινοπραξίας, μετά τρίτων, του συνόλου, άνευ περιορισμού ή ετέρας διακρίσεως, των (κυρίων και παρεπομένων) εργασιών, δραστηριοτήτων, συναλλαγών και υπηρεσιών, που η εκάστοτε κείμενη (ημεδαπή, κοινοτική, αλλοδαπή) νομοθεσία επιτρέπει σε πιστωτικά ιδρύματα. Για την εκπλήρωσή του η Τράπεζα δύναται να διενεργεί οποιαδήποτε πράξη, εργασία ή συναλλαγή που, αμέσως ή εμμέσως, είναι συναφής, συμπληρωματική ή επιβοηθητική των προαναφερομένων.

Στα πλαίσια της συμμετοχής της Τραπέζης, στο σύνολο των ρυθμίσεων του Ν.3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας, πραγματοποιήθηκε την 12.1.2009 Έκτακτη Γενική Συνέλευση των Μετόχων της, στην οποία, εκτός των άλλων, εγκρίθηκαν:

- η μεταβολή του αριθμού των μελών του Διοικητικού Συμβουλίου και η τροποποίηση του άρθρου 7 του καταστατικού της Τραπέζης.
- η εκλογή εκπροσώπου του Ελληνικού Δημοσίου, ως νέου μέλους του Διοικητικού Συμβουλίου σύμφωνα με τον προαναφερόμενο νόμο, υπό την αίρεση της συμμετοχής του Ελληνικού Δημοσίου στο μετοχικό κεφάλαιο της Τραπέζης.

Στη συνέχεια, με απόφαση του Υπουργού Οικονομίας και Οικονομικών, ορίσθηκε εκπρόσωπος του Ελληνικού Δημοσίου στο Διοικητικό Συμβούλιο της Τραπέζης ο κ. Γεώργιος Ι. Μέργος.

Κατόπιν των ανωτέρω, η σύνθεση του Διοικητικού Συμβουλίου την 31.3.2009 είχε ως εξής:

ΠΡΟΕΔΡΟΣ (Εκτελεστικό Μέλος)
Γιάννης Σ. Κωστόπουλος

ΑΝΤΙΠΡΟΕΔΡΟΣ (Μη Εκτελεστικό Ανεξάρτητο Μέλος)
Μηνάς Γ. Τάνες ***

ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ

ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ
Δημήτριος Π. Μαντζούνης

ΕΝΤΕΤΑΛΜΕΝΟΙ ΣΥΜΒΟΥΛΟΙ ΚΑΙ ΓΕΝΙΚΟΙ ΔΙΕΥΘΥΝΤΕΣ
Μαρίνος Σ. Γιαννόπουλος (CFO) ***
Σπύρος Ν. Φιλάρετος
Αρτέμης Χ. Θεοδωρίδης

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΜΕΛΗ
Σοφία Γ. Ελευθερουδάκη
Παύλος Γ. Καρακώστας *
Νικόλαος Ι. Μάνεσης **
Ιωάννα Ε. Παπαδοπούλου

ΜΗ ΕΚΤΕΛΕΣΤΙΚΑ ΑΝΕΞΑΡΤΗΤΑ ΜΕΛΗ
Γεώργιος Ε. Αγουρίδης *
Παύλος Α. Αποστολίδης **
Θάνος Μ. Βερέμης
Ευάγγελος Ι. Καλούσης */***
Ιωάννης Κ. Λύρας **

* *Μέλος της Ελεγκτικής Επιτροπής*

** *Μέλος της Επιτροπής Αποδοχών Διοικήσεως*

*** *Μέλος της Επιτροπής Διαχειρίσεως Κινδύνων*

ΜΗ ΕΚΤΕΛΕΣΤΙΚΟ ΜΕΛΟΣ (κατ' εφαρμογή των διατάξεων του Ν.3723/2008)
Γεώργιος Ι. Μέργος

ΓΡΑΜΜΑΤΕΥΣ
Έκτωρ Π. Βερύκιος

Η θητεία των μελών του Διοικητικού Συμβουλίου λήγει το 2010, εκτός του ορισθέντος από το Ελληνικό Δημόσιο εκπροσώπου, του οποίου η θητεία λήγει κατά τα οριζόμενα από το Ν.3723/2008.

Το Διοικητικό Συμβούλιο της Τραπέζης θα προτείνει στην Τακτική Γενική Συνέλευση των Μετόχων της, ως ελεγκτές των εξαμηνιαίων και ετησίων οικονομικών καταστάσεων, τους κάτωθι:

Τακτικούς: Νικόλαο Ε. Βουνισέα
Χαράλαμπο Γ. Συρούνη
Αναπληρωματικούς: Νικόλαο Χ. Τσιμπούκα
Ιωάννη Α. Αχείλα

της εταιρίας KPMG Ορκωτοί Ελεγκτές Α.Ε.

Η μετοχή της Τραπέζης είναι εισηγμένη στο Χρηματιστήριο Αθηνών από το 1925. Την 31η Μαρτίου 2009 ήταν η όγδοη μεγαλύτερη εισηγμένη εταιρία με βάση την κεφαλαιοποίησή της. Από τον Φεβρουάριο του 2004, η μετοχή συμμετέχει στο δείκτη FTSE Eurofirst 300, στον οποίο περιλαμβάνονται οι 300 μεγαλύτερες Ευρωπαϊκές εταιρίες. Συμμετέχει επίσης και σε άλλους διεθνείς δείκτες όπως ο S&P Europe 350, ο FTSE Med 100, ο DJ Euro Stoxx και ο FTSE4 Good.

Εκτός από την ελληνική κεφαλαιαγορά, η μετοχή είναι εισηγμένη στο Χρηματιστήριο του Λονδίνου με τη μορφή διεθνών πιστοποιητικών (GDRs), και διαπραγματεύεται εκτός χρηματιστηριακού κύκλου στην αγορά της Νέας Υόρκης (ADRs).

Το σύνολο των μετοχών σε κυκλοφορία, την 31η Μαρτίου 2009 ανήρχετο σε 410.976.652 τεμάχια.

Κατά το Α' τρίμηνο του 2009, η εμπορευσιμότητα της μετοχής ανήλθε σε 1.503.414 τεμάχια ανά συνεδρίαση, κατά μέσο όρο.

Η Τράπεζα έχει αξιολογηθεί πιστοληπτικά από τρείς οίκους του εξωτερικού ως εξής:

- Fitch Ratings: A-
- Moody's: A2
- Standard & Poor's: BBB+

Οι παρούσες οικονομικές καταστάσεις έχουν εγκριθεί από το Διοικητικό Συμβούλιο της 26ης Μαΐου 2009.

ΑΚΟΛΟΥΘΟΥΜΕΝΕΣ ΛΟΓΙΣΤΙΚΕΣ ΑΡΧΕΣ

1. Βάση παρουσίασης

Η Τράπεζα κατήρτισε τις συνοπτικές ενδιάμεσες οικονομικές καταστάσεις της 31.3.2009 σύμφωνα με το Διεθνές Λογιστικό Πρότυπο (ΔΛΠ) 34, περί ενδιάμεσων οικονομικών καταστάσεων.

Οι οικονομικές καταστάσεις έχουν συνταχθεί με βάση την αρχή του ιστορικού κόστους, με εξαίρεση τα ακόλουθα στοιχεία Ενεργητικού και Υποχρεώσεων που αποτιμήθηκαν στην εύλογη αξία τους:

- Αξιόγραφα εμπορικού χαρτοφυλακίου
- Παράγωγα χρηματοοικονομικά μέσα
- Αξιόγραφα διαθέσιμα προς πώληση

Τα ποσά που περιλαμβάνονται στις οικονομικές καταστάσεις παρουσιάζονται σε χιλιάδες ευρώ, εκτός αν αναφέρεται διαφορετικά στις επιμέρους σημειώσεις.

Οι εκτιμήσεις και τα κριτήρια που εφαρμόζονται από την Τράπεζα για τη λήψη αποφάσεων και τα οποία επηρεάζουν τη σύνταξη των οικονομικών καταστάσεων, στηρίζονται σε ιστορικά δεδομένα και σε υποθέσεις που, υπό τις παρούσες συνθήκες, κρίνονται λογικές.

Οι εκτιμήσεις και τα κριτήρια λήψης αποφάσεων επανεκτιμώνται για να λάβουν υπόψη τις τρέχουσες εξελίξεις και οι επιπτώσεις από τυχόν αλλαγές τους αναγνωρίζονται στις οικονομικές καταστάσεις κατά το χρόνο που πραγματοποιούνται.

Οι λογιστικές αρχές που ακολούθησε η Τράπεζα για τη σύνταξη των συνοπτικών ενδιάμεσων οικονομικών καταστάσεων είναι συνεπείς με αυτές που περιγράφονται στις δημοσιευθείσες οικονομικές καταστάσεις της χρήσεως που έληξε την 31.12.2008, αφού ληφθούν υπόψη τα εξής:

- **Τροποποίηση Διεθνούς Λογιστικού Προτύπου 1** «Παρουσίαση οικονομικών καταστάσεων» (Κανονισμός 1274/17.12.2008)

  Την 6.9.2007, το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) εξέδωσε το αναθεωρημένο κείμενο του ΔΛΠ 1, το οποίο επέφερε αλλαγές στον τρόπο παρουσίασης των οικονομικών καταστάσεων. Η υιοθέτηση της τροποποίησης αυτής από την Τράπεζα επέφερε τις ακόλουθες αλλαγές στις οικονομικές της καταστάσεις:

  i. Τη σύνταξη μίας επιπλέον κατάστασης στην οποία περιλαμβάνονται τα αποτελέσματα που αναγνωρίζονται είτε στην κατάσταση αποτελεσμάτων, είτε απευθείας στην καθαρή θέση (κατάσταση συνολικού αποτελέσματος).

  ii. Στην κατάσταση μεταβολών της καθαρής θέσεως περιλαμβάνονται αποκλειστικά οι μεταβολές που προέρχονται από συναλλαγές με τους μετόχους της επιχείρησης.

  iii. Στην κατάσταση συνολικού αποτελέσματος και στις σημειώσεις επί των οικονομικών καταστάσεων παρέχεται γνωστοποίηση για τις μεταβολές, καθώς και για το φόρο που αναλογεί στο κάθε επιμέρους στοιχείο της κατάστασης του συνολικού αποτελέσματος το οποίο καταχωρείται απευθείας στην καθαρή θέση.

- **Διεθνές Πρότυπο Χρηματοοικονομικής Πληροφορήσεως 8** «Λειτουργικοί Τομείς» (Κανονισμός 1358/21.11.2007)

  Το Πρότυπο αυτό αντικαθιστά το ΔΛΠ 14 «Οικονομικές πληροφορίες κατά τομέα» και επιφέρει αλλαγές στον ορισμό των τομέων δραστηριότητας, στην αποτίμηση των οικονομικών τους στοιχείων καθώς και στον τρόπο παρουσίασής τους στις οικονομικές καταστάσεις.

  Η υιοθέτηση του προτύπου δεν επέφερε αλλαγές στον τρόπο παρουσίασης των λειτουργικών τομέων στις οικονομικές καταστάσεις της Τραπέζης.

- **Τροποποίηση του Διεθνούς Λογιστικού Προτύπου 27** «Ενοποιημένες και Ιδιαίτερες Οικονομικές Καταστάσεις» και του **Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφόρησης 1** «Πρώτη Εφαρμογή των Διεθνών Προτύπων Χρηματοοικονομικής Πληροφόρησης» όσον αφορά στο «Κόστος κτήσης συμμετοχών σε Θυγατρικές εταιρίες, Κοινοπραξίες ή Συγγενείς εταιρίες» (Κανονισμός 69/23.1.2009)

  Με την παρούσα τροποποίηση, που εκδόθηκε από το Συμβούλιο την 22.5.2008, ορίζεται ότι η διανομή κερδών που σχηματίστηκαν πριν την ημερομηνία απόκτησης των συμμετοχών θα καταχωρείται στα αποτελέσματα ως έσοδο από μερίσματα. Εναλλακτικοί τρόποι προσδιορισμού του κόστους κτήσεως συμμετοχών σε θυγατρικές και σε συγγενείς εταιρίες και σε κοινοπραξίες προβλέπονται για τις επιχειρήσεις που συντάσσουν για πρώτη φορά οικονομικές καταστάσεις σύμφωνα με τα Δ.Π.Χ.Π.

  Η υιοθέτηση του προτύπου δεν είχε επίπτωση στις οικονομικές καταστάσεις της Τραπέζης.

Επίσης, η Τράπεζα εφήρμοσε από 1.1.2009 τις ακόλουθες τροποποιήσεις και διερμηνείες, οι οποίες εκδόθηκαν από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB), υιοθετήθηκαν από την Ευρωπαϊκή Ένωση και οι οποίες, όμως, δεν είχαν ουσιώδη επίπτωση στις οικονομικές της καταστάσεις:

- **Τροποποίηση Διεθνούς Λογιστικού Προτύπου 23** «Κόστος δανεισμού» (Κανονισμός 1260/10.12.2008)
- **Τροποποίηση Διεθνούς Προτύπου Χρηματοοικονομικής Πληροφορήσεως 2** «Παροχές που εξαρτώνται από την αξία των μετοχών» (Κανονισμός 1261/16.12.2008)
- **Τροποποίηση των Διεθνών Λογιστικών Προτύπων 32** «Χρηματοοικονομικά μέσα: Παρουσίαση» και **1** «Παρουσίαση των Οικονομικών Καταστάσεων» (Κανονισμός 53/21.1.2009)
- **Διερμηνεία 12** «Συμφωνίες παροχής δικαιωμάτων εκμεταλλεύσεως των υπηρεσιών που απορρέουν από την κατασκευή δημοσίων υποδομών » (Κανονισμός 254/25.3.2009)
- **Διερμηνεία 13** «Προγράμματα επιβράβευσης πελατών» (Κανονισμός 1262/16.12.2008)
- **Βελτιώσεις Διεθνών Λογιστικών Προτύπων** (Κανονισμός 70/23.1.2009)

Η υιοθέτηση από την Ευρωπαϊκή Ένωση, μέχρι την 31.12.2009, προτύπων και διερμηνειών ή τροποποιήσεων αυτών, που έχουν εκδοθεί ή πρόκειται να εκδοθούν εντός του έτους από το Συμβούλιο Διεθνών Λογιστικών Προτύπων (IASB) και που η εφαρμογή τους θα είναι υποχρεωτική ή προαιρετική για περιόδους που αρχίζουν από 1.1.2009, ενδέχεται να επηρεάσει αναδρομικά τις περιόδους που καλύπτονται από αυτές τις ενδιάμεσες οικονομικές καταστάσεις.

ΑΠΟΤΕΛΕΣΜΑΤΑ

2. Ζημίες απομειώσεως και προβλέψεις για την κάλυψη του πιστωτικού κινδύνου

	Από 1 Ιανουαρίου έως	
	31.3.2009	**31.3.2008**
Ζημίες απομειώσεως δανείων και απαιτήσεων κατά πελατών	134.551	46.153
Προβλέψεις για την κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία		11.569
Εισπράξεις από διαγραφείσες απαιτήσεις	(3.407)	
Σύνολο	**131.144**	**57.722**

3. Φόρος εισοδήματος

Σύμφωνα με το ισχύον φορολογικό δίκαιο στην Ελλάδα, οι ανώνυμες εταιρίες φορολογούνται στα συνολικά τους κέρδη με συντελεστή 25%. Με το Ν.3697/2008 ο φορολογικός συντελεστής μειώνεται, κατά μία μονάδα κατ' έτος, από τη χρήση 2010 για να διαμορφωθεί σε 20% για τη χρήση 2014 και εφεξής.

Με το άρθρο 26 του Ν.3634/2008 επεβλήθη από τη χρήση 2007 φορολογία, με τον εκάστοτε ισχύοντα φορολογικό συντελεστή (σήμερα 25%), και στα κέρδη των τραπεζών, τα οποία στο παρελθόν δεν υπόκειντο σε φορολογία μέχρι το χρόνο διανομής ή κεφαλαιοποιήσεώς τους (τόκοι ομολογιακών δανείων Ελληνικού Δημοσίου, κέρδη από πώληση μετοχών εισηγμένων στο χρηματιστήριο, κ.λπ.). Τα εισοδήματα, πλέον, που δεν υπόκεινται σε φορολογία είναι τα έσοδα από μερίσματα, γιατί έχουν ήδη φορολογηθεί στο όνομα των εταιριών από τις οποίες προέκυψαν, καθώς και τα κέρδη από τη μεταβίβαση απαιτήσεων για σκοπούς τιτλοποίησης σύμφωνα με το άρθρο 14 του Ν.3156/2003.

Στα μερίσματα που διανέμονται από επιχειρήσεις με έδρα την Ελλάδα και εγκρίνονται από γενικές συνελεύσεις μετά την 1.1.2009, παρακρατείται φόρος με συντελεστή 10% και εξάντληση της φορολογικής υποχρέωσης του δικαιούχου (Ν.3697/2008).

Ο φόρος εισοδήματος αναλύεται ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2009	**31.3.2008**
Τρέχων		11.519
Αναβαλλόμενος	3.989	33.496
Σύνολο	**3.989**	**45.015**

Ο αναβαλλόμενος φόρος στην κατάσταση αποτελεσμάτων προκύπτει από τις ακόλουθες προσωρινές διαφορές:

	Από 1 Ιανουαρίου έως	
	31.3.2009	**31.3.2008**
Διαγραφές και αποσβέσεις παγίων περιουσιακών στοιχείων	592	1.055
Αποτίμηση δανείων	4.271	13.227
Διακοπή εκτοκισμού δανείων	5.058	9.125
Απομείωση δανείων	(7.000)	5.352
Υποχρεώσεις στο Ενιαίο Ταμείο Ασφάλισης Τραπεζοϋπαλλήλων	15.680	15.551
Αποτίμηση παραγώγων	7.730	(6.686)
Διαμόρφωση πραγματικού επιτοκίου	(2.293)	2.083
Αποτίμηση υποχρεώσεων προς πιστωτικά ιδρύματα και δανειακών υποχρεώσεων λόγω αντιστάθμισης της εύλογης αξίας	(3.849)	(1.473)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης	(898)	(2.147)
Αποτίμηση ομολόγων	(249)	2.038
Αποτίμηση μετοχών	(177)	(4.780)
Λοιπές προσωρινές διαφορές	(14.876)	151
Σύνολο	**3.989**	**33.496**

Παρατίθεται κατωτέρω συμφωνία μεταξύ ονομαστικού και πραγματικού φορολογικού συντελεστή:

	Από 1 Ιανουαρίου έως			
	31.3.2009		31.3.2008	
	%		%	
Κέρδη πριν το φόρο εισοδήματος		**27.258**		**189.491**
Φόρος εισοδήματος (ονομαστικός φορολογικός συντελεστής)	25	6.814	25	47.373
Αύξηση/(μείωση) προερχόμενη από:				
Συμπληρωματικό φόρο επί εισοδημάτων από ακίνητα			0,04	74
Εισόδημα μη υπαγόμενο στο φόρο	(19,24)	(5.245)	(0,50)	(952)
Έξοδα μη εκπεστέα	3,40	926	1,11	2.095
Λοιπές φορολογικές προσαρμογές	5,48	1.494	(1,89)	(3.575)
Φόρος Εισοδήματος (πραγματικός φορολογικός συντελεστής)	**14,64**	**3.989**	**23,76**	**45.015**

Φόρος εισοδήματος λοιπών αποτελεσμάτων που καταχωρήθηκαν απευθείας στην Καθαρή Θέση

	Από 1 Ιανουαρίου έως					
	31.3.2009			31.3.2008		
	Πριν το φόρο εισοδήματος	Φόρος εισοδήματος	Μετά το φόρο εισοδήματος	Πριν το φόρο εισοδήματος	Φόρος εισοδήματος	Μετά το φόρο εισοδήματος
Μεταβολή του αποθεματικού των διαθέσιμων προς πώληση αξιογράφων	9.716	(3.715)	6.001	(58.029)	15.145	(42.884)
Συναλλαγματικές διαφορές από ενσωμάτωση αποτελεσμάτων καταστημάτων εξωτερικού	(34)		(34)	1		1
Σύνολο	**9.682**	**(3.715)**	**5.967**	**(58.028)**	**15.145**	**(42.883)**

4. Καθαρά κέρδη ανά μετοχή

α. Βασικά

Τα βασικά κέρδη ανά μετοχή προκύπτουν από τη διαίρεση των κερδών, μετά το φόρο εισοδήματος, με το σταθμισμένο μέσο όρο των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου, αφαιρουμένου του σταθμισμένου μέσου όρου των ιδιοκατεχόμενων από την Τράπεζα κοινών μετοχών, κατά την ίδια περίοδο.

β. Προσαρμοσμένα

Τα προσαρμοσμένα κέρδη ανά μετοχή προκύπτουν από την προσαρμογή του σταθμισμένου μέσου όρου των υφισταμένων κοινών μετοχών κατά τη διάρκεια της περιόδου για δυνητικώς εκδοθησόμενες κοινές μετοχές.

Η Τράπεζα δεν έχει μετοχές αυτής της κατηγορίας, κατά συνέπεια τα βασικά κέρδη συμπίπτουν με τα προσαρμοσμένα και έχουν ως εξής:

	Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008
Κέρδη αναλογούντα στους Μετόχους	23.269	144.476
Σταθμισμένος μέσος όρος υφισταμένων κοινών μετοχών	404.969.416	407.204.357
Βασικά και προσαρμοσμένα κέρδη ανά μετοχή (σε €)	0,06	0,35

ΕΝΕΡΓΗΤΙΚΟ

5. Δάνεια και απαιτήσεις κατά πελατών

	31.3.2009	31.12.2008
Ιδιώτες:		
Στεγαστικά:		
- Μη τιτλοποιημένα	8.441.186	8.461.267
- Τιτλοποιημένα	2.707.434	2.715.262
Καταναλωτικά:		
- Μη τιτλοποιημένα	2.164.474	2.109.934
- Τιτλοποιημένα	1.462.081	1.485.842
Πιστωτικές κάρτες	1.235.911	1.229.778
Λοιπά	88.985	96.770
Σύνολο	16.100.071	16.098.853
Εταιρίες:		
Επιχειρηματικά δάνεια	27.246.812	26.615.726
Λοιπές απαιτήσεις	432.333	488.845
	43.779.216	43.203.424
Μείον:		
Συσσωρευμένες απομειώσεις (1)	(1.030.814)	(1.014.146)
Σύνολο	**42.748.402**	**42.189.278**

6. Αξιόγραφα επενδυτικού χαρτοφυλακίου

α. Διαθέσιμα προς πώληση

	31.3.2009	31.12.2008
Κρατικοί τίτλοι	3.260.226	239.757
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	2.726.059	5.530.410
- Μη εισηγμένοι	108.543	195.062
Μετοχές:		
- Εισηγμένες	30.510	37.920
- Μη εισηγμένες	9.697	4.408
Λοιποί τίτλοι μεταβλητής αποδόσεως	24.665	26.340
Σύνολο	**6.159.700**	**6.033.897**

β. Διακρατούμενα μέχρι τη λήξη

	31.3.2009	31.12.2008
Κρατικοί τίτλοι	1.828.180	1.805.579
Λοιποί χρεωστικοί τίτλοι:		
- Εισηγμένοι	2.501.880	2.558.601
- Μη εισηγμένοι	54.065	124.529
Σύνολο	**4.384.125**	**4.488.709**

Η Τράπεζα έχει προβεί σε τιτλοποίηση τμήματος του χαρτοφυλακίου "ομολόγων διακρατουμένων μέχρι τη λήξη", ύψους € 1,2 δισ., μέσω εταιρίας ειδικού σκοπού ελεγχομένης από αυτή.

(1) Επιπλέον των συσσωρευμένων απομειώσεων δανείων και απαιτήσεων, έχει σχηματισθεί πρόβλεψη για την κάλυψη του πιστωτικού κινδύνου από εκτός Ισολογισμού στοιχεία ύψους € 4.200. Έτσι το συνολικό ποσό για την κάλυψη του πιστωτικού κινδύνου ανέρχεται σε € 1.035.014 (31.12.2008: € 1.018.346).

7. Επενδύσεις σε ακίνητα

	Οικόπεδα - Κτήρια
Υπόλοιπο την 1.1.2008	
Αξία κτήσεως	49.219
Συσσωρευμένες αποσβέσεις	(6.849)
1.1.2008 - 31.3.2008	
Αναπόσβεστη αξία 1.1.2008	42.370
Προσθήκες	101
Μεταφορά σε "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	(274)
α) Αξία κτήσεως	(425)
β) Αποσβεσμένα	151
Αποσβέσεις περιόδου	(104)
Αναπόσβεστη αξία την 31.3.2008	42.093
Υπόλοιπο την 31.3.2008	
Αξία κτήσεως	48.895
Συσσωρευμένες αποσβέσεις	(6.802)
1.4.2008 - 31.12.2008	
Αναπόσβεστη αξία 1.4.2008	42.093
Προσθήκες	418
Αποσβέσεις περιόδου	(316)
Αναπόσβεστη αξία την 31.12.2008	42.195
Υπόλοιπο την 31.12.2008	
Αξία κτήσεως	49.313
Συσσωρευμένες αποσβέσεις	(7.118)
1.1.2009 - 31.3.2009	
Αναπόσβεστη αξία 1.1.2009	42.195
Προσθήκες	402
Μεταφορά από "Ιδιοχρησιμοποιούμενα ενσώματα πάγια"	5.555
α) Αξία κτήσεως	6.339
β) Αποσβεσμένα	(784)
Αποσβέσεις περιόδου	(109)
Αναπόσβεστη αξία την 31.3.2009	48.043
Υπόλοιπο την 31.3.2009	
Αξία κτήσεως	56.054
Συσσωρευμένες αποσβέσεις	(8.011)

Η μεταφορά ποσού € 5.555, κατά το Α' τρίμηνο 2009, από τα ιδιοχρησιμοποιούμενα ενσώματα πάγια, αφορά κτήριο που εκμισθώθηκε.

8. Ιδιοχρησιμοποιούμενα ενσώματα πάγια

	Οικόπεδα - Κτήρια	Εξοπλισμός Leasing	Κινητός εξοπλισμός	Σύνολα
Υπόλοιπο την 1.1.2008				
Αξία κτήσεως	732.256	1.142	289.715	1.023.113
Συσσωρευμένες αποσβέσεις	(180.246)	(1.062)	(237.974)	(419.282)
1.1.2008 - 31.3.2008				
Αναπόσβεστη αξία 1.1.2008	552.010	80	51.741	603.831
Προσθήκες	7.374		6.362	13.736
Συναλλαγματικές διαφορές	(49)		(30)	(79)
α) Αξία κτήσεως	(69)		(58)	(127)
β) Αποσβεσμένα	20		28	48
Διαθέσεις	(10)		(33)	(43)
α) Αξία κτήσεως	(20)		(378)	(398)
β) Αποσβεσμένα	10		345	355
Μεταφορά από "Επενδύσεις σε ακίνητα"	274			274
α) Αξία κτήσεως	425			425
β) Αποσβεσμένα	(151)			(151)
Μεταφορά σε υποκατηγορία		(60)	60	
α) Αξία κτήσεως		(1.142)	1.142	
β) Αποσβεσμένα		1.082	(1.082)	
Αποσβέσεις περιόδου	(3.666)	(20)	(4.591)	(8.277)
Αναπόσβεστη αξία 31.3.2008	555.933	-	53.509	609.442
Υπόλοιπο την 31.3.2008				
Αξία κτήσεως	739.966		296.783	1.036.749
Συσσωρευμένες αποσβέσεις	(184.033)		(243.274)	(427.307)
1.4.2008 - 31.12.2008				
Αναπόσβεστη αξία 1.4.2008	555.933		53.509	609.442
Προσθήκες	42.303		24.977	67.280
Συναλλαγματικές διαφορές			7	7
α) Αξία κτήσεως	(4)		(3)	(7)
β) Αποσβεσμένα	4		10	14
Διαθέσεις	(210)		(368)	(578)
α) Αξία κτήσεως	(750)		(2.904)	(3.654)
β) Αποσβεσμένα	540		2.536	3.076
Μεταφορά από "Επενδύσεις σε ακίνητα"	7			7
α) Αξία κτήσεως	8			8
β) Αποσβεσμένα	(1)			(1)
Μεταφορά			(10)	(10)
α) Αξία κτήσεως			(10)	(10)
β) Αποσβεσμένα				
Αποσβέσεις περιόδου	(11.497)		(15.199)	(26.696)
Αναπόσβεστη αξία 31.12.2008	586.536		62.916	649.452
Υπόλοιπο την 31.12.2008				
Αξία κτήσεως	781.523		318.843	1.100.366
Συσσωρευμένες αποσβέσεις	(194.987)		(255.927)	(450.914)
1.1.2009 - 31.3.2009				
Αναπόσβεστη αξία 1.1.2009	586.536		62.916	649.452
Προσθήκες	8.178		4.152	12.330
Συναλλαγματικές διαφορές	(411)		(303)	(714)
α) Αξία κτήσεως	(501)		(433)	(934)
β) Αποσβεσμένα	90		130	220
Διαθέσεις	(27)		(54)	(81)
α) Αξία κτήσεως	(854)		(2.716)	(3.570)
β) Αποσβεσμένα	827		2.662	3.489
Μεταφορά σε "Επενδύσεις σε ακίνητα"	(5.555)			(5.555)
α) Αξία κτήσεως	(6.339)			(6.339)
β) Αποσβεσμένα	784			784
Αποσβέσεις περιόδου	(4.502)		(5.253)	(9.755)
Αναπόσβεστη αξία 31.3.2009	584.219		61.458	645.677
Υπόλοιπο την 31.3.2009				
Αξία κτήσεως	782.007		319.846	1.101.853
Συσσωρευμένες αποσβέσεις	(197.788)		(258.388)	(456.176)

Η λογιστική αξία των ιδιόκτητων οικοπέδων και κτηρίων που συμπεριλαμβάνεται στα ανωτέρω υπόλοιπα ανέρχεται κατά την 31.3.2009 σε € 511.998 (31.12.2008: € 514.276).

9. Υπεραξία και λοιπά άυλα πάγια

	Έξοδα λογισμικού	Δικαιώματα τραπεζικής ιδιοκτησίας	Σύνολα
Υπόλοιπο την 1.1.2008			
Αξία κτήσεως	156.449	1.785	158.234
Συσσωρευμένες αποσβέσεις	(102.368)	(30)	(102.398)
1.1.2008 - 31.3.2008			
Αναπόσβεστη αξία 1.1.2008	54.081	1.755	55.836
Προσθήκες	5.000		5.000
Συναλλαγματικές διαφορές	(41)		(41)
α) Αξία κτήσεως	(61)		(61)
β) Αποσβεσμένα	20		20
Αποσβέσεις περιόδου	(5.146)	(89)	(5.235)
Αναπόσβεστη αξία 31.3.2008	53.894	1.666	55.560
Υπόλοιπο την 31.3.2008			
Αξία κτήσεως	161.388	1.785	163.173
Συσσωρευμένες αποσβέσεις	(107.494)	(119)	(107.613)
1.4.2008-31.12.2008			
Αναπόσβεστη αξία 1.4.2008	53.894	1.666	55.560
Προσθήκες	30.172		30.172
Συναλλαγματικές διαφορές	28		28
α) Αξία κτήσεως	40		40
β) Αποσβεσμένα	(12)		(12)
Διαθέσεις	(73)		(73)
α) Αξία κτήσεως	(178)		(178)
β) Αποσβεσμένα	105		105
Αποσβέσεις περιόδου	(16.696)	(268)	(16.964)
Αναπόσβεστη αξία 31.12.2008	67.325	1.398	68.723
Υπόλοιπο την 31.12.2008			
Αξία κτήσεως	191.422	1.785	193.207
Συσσωρευμένες αποσβέσεις	(124.097)	(387)	(124.484)
1.1.2009 - 31.3.2009			
Αναπόσβεστη αξία 1.1.2009	67.325	1.398	68.723
Προσθήκες	4.845		4.845
Συναλλαγματικές διαφορές	(61)		(61)
α) Αξία κτήσεως	(98)		(98)
β) Αποσβεσμένα	37		37
Αποσβέσεις περιόδου	(4.361)	(89)	(4.450)
Αναπόσβεστη αξία 31.3.2009	67.748	1.309	69.057
Υπόλοιπο την 31.3.2009			
Αξία κτήσεως	196.169	1.785	197.954
Συσσωρευμένες αποσβέσεις	(128.421)	(476)	(128.897)

ΥΠΟΧΡΕΩΣΕΙΣ

10. Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις

α. Βραχυπρόθεσμες

i. Χρεόγραφα (ECP)

Υπόλοιπο 1.1.2009	**248.372**
Μεταβολές περιόδου 1.1 – 31.3.2009	
Νέες εκδόσεις [1]	374.497
Λήξεις/Ανακλήσεις	(268.700)
Δεδουλευμένοι τόκοι	1.585
Συναλλαγματικές διαφορές	(60)
Υπόλοιπο 31.3.2009	**355.694**

ii. Εκδόσεις με εγγύηση του Ελληνικού Δημοσίου (Ν.3723/2008) [2]

Υπόλοιπο 1.1.2009	
Μεταβολές περιόδου 1.1 – 31.3.2009	
Νέες εκδόσεις	498.750
Δεδουλευμένοι τόκοι	2.464
Υπόλοιπο 31.3.2009	**501.214**

β. Μακροπρόθεσμες

i. Κοινά ομολογιακά δάνεια

Υπόλοιπο 1.1.2009	**15.097.042**
Μεταβολές περιόδου 1.1 – 31.3.2009	
Λήξεις/Ανακλήσεις	(5.469.509)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	9.680
Δεδουλευμένοι τόκοι	(36.381)
Συναλλαγματικές διαφορές	(12.462)
Υπόλοιπο 31.3.2009	**9.588.370**

ii. Δάνεια μειωμένης εξασφαλίσεως

Υπόλοιπο 1.1.2009	**1.128.292**
Μεταβολές περιόδου 1.1 – 31.3.2009	
Λήξεις/Ανακλήσεις [3]	(200.000)
Μεταβολές εύλογης αξίας λόγω αντισταθμίσεως	5.715
Δεδουλευμένοι τόκοι	(6.453)
Συναλλαγματικές διαφορές	(9.211)
Υπόλοιπο 31.3.2009	**918.343**

iii. Υβριδικοί τίτλοι

Υπόλοιπο 1.1.2009	**921.940**
Μεταβολές περιόδου 1.1 – 31.3.2009	
Δεδουλευμένοι τόκοι	(28.068)
Υπόλοιπο 31.3.2009	**893.872**
Σύνολο	**12.257.493**

Υποχρεώσεις ποσού €4,8 δισ., που προέκυψαν από τις τιτλοποιήσεις χαρτοφυλακίων στεγαστικών και καταναλωτικών δανείων καθώς και ομολόγων, δεν συμπεριλαμβάνονται στο λογαριασμό "Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις" διότι οι αντίστοιχοι τίτλοι, που έχουν εκδοθεί από εταιρίες ειδικού σκοπού, που δημιουργήθηκαν γι' αυτό το λόγο, ιδιοκατέχονται από την Τράπεζα.

(1) Το περιθώριο των νέων εκδόσεων σε ευρώ κυμάνθηκε κατά μέσο όρο από 15 έως 40 μονάδες βάσης πάνω από το επιτόκιο Euribor της αντίστοιχης διάρκειας.

(2) Στα πλαίσια του άρθρου 2 του Ν.3723/2008, σχετικού με την ενίσχυση της ρευστότητας της οικονομίας, η Τράπεζα εξέδωσε την 12.2.2009, με την εγγύηση του Ελληνικού Δημοσίου, κοινό ομολογιακό δάνειο ύψους € 500 εκατ. διάρκειας 9 μηνών με επιτόκιο 2,85%.

(3) Την 23.1.2009, μετά παρέλευση 5 ετών από την έκδοσή τους, ανακλήθηκαν δάνεια μειωμένης εξασφαλίσεως ποσού € 200 εκατ. και αρχικής διάρκειας 10 ετών.

Εντός του Α' τριμήνου 2009 (17.2.2009) ολοκληρώθηκε η έκδοση δύο ομολογιών, μέσω της εταιρίας ειδικού σκοπού Talanto Plc με κάλυμμα χαρτοφυλάκιο ομολόγων. Οι εκδοθείσες ομολογίες, που προέρχονται από τιτλοποίηση χαρτοφυλακίου ομολόγων, κατέχονται από την Τράπεζα και η πρώτη ομολογία, που έχει αξιολογηθεί ως A1 από τον οίκο πιστοληπτικής αξιολόγησης Moody's, έχει δοθεί ως εξασφάλιση, για πράξεις νομισματικής πολιτικής στην Τράπεζα της Ελλάδος.

11. Προβλέψεις

Υπόλοιπο 1.1.2008	**47.796**
Μεταβολές περιόδου 1.1 - 31.3.2008	
Προβλέψεις για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία (σημείωση 2)	11.569
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	650
Χρησιμοποιηθείσες προβλέψεις	(435)
Υπόλοιπο 31.3.2008	**59.580**
Μεταβολές περιόδου 1.4 - 31.12.2008	
Μειώσεις προβλέψεων για κάλυψη του πιστωτικού κινδύνου από εκτός ισολογισμού στοιχεία	(53.298)
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	2.141
Χρησιμοποιηθείσες προβλέψεις	(8)
Υπόλοιπο 31.12.2008	**8.415**
Μεταβολές περιόδου 1.1 - 31.3.2009	
Λοιπές προβλέψεις σε βάρος των αποτελεσμάτων	720
Χρησιμοποιηθείσες προβλέψεις	(13)
Υπόλοιπο 31.3.2009	**9.122**

Το ποσό των λοιπών προβλέψεων σε βάρος των αποτελεσμάτων συμπεριλαμβάνεται στο λογαριασμό "Λοιπά έξοδα".

ΚΑΘΑΡΗ ΘΕΣΗ

12. Μετοχικό κεφάλαιο, Αποτελέσματα εις νέον και Ίδιες μετοχές

α) Μετοχικό κεφάλαιο

Στα πλαίσια του Ν.3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας, πραγματοποιήθηκε την 12.1.2009 Έκτακτη Γενική Συνέλευση των Μετόχων της Τραπέζης στην οποία, εκτός των άλλων, εγκρίθηκαν:

- η αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά το ποσό των €940 εκατ. σύμφωνα με τις διατάξεις του ανωτέρω νόμου, με κατάργηση του δικαιώματος προτιμήσεως των παλαιών Μετόχων, δια της εκδόσεως και διανομής νέων προνομιούχων, άνευ ψήφου, ενσώματων και εξαγοράσιμων μετοχών.
- η παροχή εξουσιοδοτήσεως προς το Διοικητικό Συμβούλιο της Τραπέζης για την εξειδίκευση των όρων εκδόσεως των προνομιούχων μετοχών.
- η τροποποίηση του άρθρου 5 του Καταστατικού της Τραπέζης για τον σκοπό της αυξήσεως του μετοχικού κεφαλαίου και της προσαρμογής στις διατάξεις του Ν.3723/2008.

Μέχρι την 31.3.2009 η ανωτέρω αύξηση δεν είχε ολοκληρωθεί.

β) Αποτελέσματα εις νέον

Με την παράγραφο 3 του άρθρου 1 του Ν.3723/2008, το ποσό του μερίσματος, που διανέμεται προς τους μετόχους των πιστωτικών ιδρυμάτων που συμμετέχουν στα προγράμματα ενίσχυσης, δεν δύναται να υπερβεί το ποσοστό 35% που προβλέπεται στον Α.Ν.148/1967.

Με την υπ'αριθ. 20708/Β.1175/23.4.2009 απόφαση του Υπουργού Οικονομίας και Οικονομικών διευκρινίστηκε ότι σε περίπτωση υπάρξεως κερδών, η διανομή τους με τη μορφή μερισμάτων περιορίζεται από μηδέν έως κατ' ανώτατο όριο το 35% των κερδών. Επιπρόσθετα για τη χρήση 2008, σύμφωνα με τις διατάξεις του άρθρου 28 του Ν.3576/2009, τα κέρδη δεν μπορούν να διατεθούν σε μετρητά αλλά με τη μορφή μετοχών.

Οι αποφάσεις για την διανομή ή μη μερίσματος και για την κεφαλαιοποίηση του τυχόν διανεμηθέντος μερίσματος θα ληφθούν από την Τακτική Γενική Συνέλευση των Μετόχων που θα εγκρίνει τα αποτελέσματα της χρήσεως 2008.

Το Διοικητικό Συμβούλιο της Τραπέζης θα διατυπώσει ακριβή πρόταση περί της διανομής ή μη μερίσματος, προ της επικείμενης Τακτικής Γενικής Συνελεύσεως.

γ) Ίδιες μετοχές

Η Τράπεζα, δυνάμει αποφάσεως της Τακτικής Γενικής Συνελεύσεως της 3.4.2008, προέβη κατά το χρονικό διάστημα 1.1 - 16.2.2009 σε αγορά 457.601 ιδίων μετοχών με αξία κτήσεως €2.665 (ήτοι €5,83 ανά μετοχή).

Ο αριθμός των ιδίων μετοχών και το κόστος κτήσεώς τους αναλύονται ως εξής:

	Τεμάχια	Κόστος κτήσεως	Ποσοστό Συμμετοχής
Υπόλοιπο την 31.12.2008	5.683.358	68.985	1,38%
Αγορές 1.1 - 16.2.2009	457.601	2.665	0,11%
Υπόλοιπο 31.3.2009	**6.140.959**	**71.650**	**1,49%**

Σημειώνεται ότι, σύμφωνα με το άρθρο 28 του Ν.3756/31.3.2009, δεν επιτρέπεται στα πιστωτικά ιδρύματα, για το χρονικό διάστημα συμμετοχής τους στα προγράμματα ενίσχυσης της ρευστότητας (Ν.3723/2008), η αγορά ιδίων μετοχών.

ΠΡΟΣΘΕΤΕΣ ΠΛΗΡΟΦΟΡΙΕΣ

13. Ενδεχόμενες υποχρεώσεις και δεσμεύσεις

α) Νομικά θέματα

Υπάρχουν ορισμένες απαιτήσεις και δικαστικές αγωγές πελατών κατά της Τραπέζης, στα πλαίσια της συνήθους επιχειρηματικής δραστηριότητας. Δεν έχει σχηματισθεί καμία πρόβλεψη για τις περιπτώσεις αυτές διότι, σύμφωνα με γνωμάτευση της Διευθύνσεως Νομικών Υπηρεσιών, η οριστική διευθέτησή τους και οι πιθανές δικαστικές αποφάσεις δεν αναμένεται να έχουν σημαντική επίπτωση στην οικονομική θέση ή λειτουργία της Τραπέζης.

β) Φορολογικά θέματα

Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 2005.

Τα καταστήματα της Τραπέζης στην Αλβανία και Βουλγαρία έχουν ελεγχθεί φορολογικά μέχρι και τη χρήση 2007 ενώ το κατάστημα στο Λονδίνο μέχρι και τη χρήση 2005.

Επειδή ο φορολογικός έλεγχος ενδέχεται να μην αναγνωρίσει την παραγωγικότητα ορισμένων δαπανών, είναι πιθανόν να επιβληθούν κάποιοι επιπρόσθετοι φόροι για τις χρήσεις που δεν έχουν ελεγχθεί από τις φορολογικές αρχές.

γ) Λειτουργικές μισθώσεις

► Η Τράπεζα ως μισθώτρια

Οι υποχρεώσεις της από μισθώματα αφορούν κατά κύριο λόγο τα κτήρια που χρησιμοποιεί για τα υποκαταστήματα και τις άλλες μονάδες λειτουργίας της.

Η διάρκεια των επαγγελματικών συμβάσεων μίσθωσης ορίζεται δωδεκαετής με δυνατότητα ανανεώσεως ή παρατάσεως βάσει συμφωνίας των συμβαλλομένων μερών. Προβλέπεται ετήσια, τιμαριθμική συνήθως, αναπροσαρμογή των μισθωμάτων.

Πολιτική της Τραπέζης είναι να ανανεώνει τις συμβάσεις αυτές.

Οι ελάχιστες μελλοντικές καταβολές μισθωμάτων της Τραπέζης έχουν ως εξής:

	31.3.2009	31.12.2008
► εντός του έτους	39.297	28.498
► πέραν του έτους και μέχρι πέντε έτη	119.928	88.492
► πέραν των πέντε ετών	123.343	78.732
Σύνολο	**282.568**	**195.722**

Οι συνολικές δαπάνες της Τραπέζης για ενοίκια κτηρίων, κατά το Α' τρίμηνο του 2009, ανήλθαν σε €9.906 (Α' τρίμηνο 2008: € 7.574) και συμπεριλαμβάνονται στο λογαριασμό "Γενικά διοικητικά έξοδα".

► Η Τράπεζα ως εκμισθώτρια

Οι απαιτήσεις της από μισθώματα αφορούν μισθώσεις κτηρίων ιδιοκτησίας της, σε εταιρίες του ομίλου και τρίτους.

Οι ελάχιστες μελλοντικές εισπράξεις μισθωμάτων της Τραπέζης έχουν ως εξής:

	31.3.2009	31.12.2008
► εντός του έτους	3.865	3.788
► πέραν του έτους και μέχρι πέντε έτη	8.675	8.767
► πέραν των πέντε ετών	6.089	6.054
Σύνολο	**18.629**	**18.609**

Τα συνολικά έσοδα από λειτουργικές μισθώσεις, κατά το Α' τρίμηνο του 2009, ανήλθαν σε € 974 (Α' τρίμηνο 2008: € 1.016) και συμπεριλαμβάνονται στο λογαριασμό "Λοιπά έσοδα".

δ) Εκτός Ισολογισμού υποχρεώσεις

	31.3.2009	31.12.2008
Εγγυητικές επιστολές	6.122.637	6.253.944
Ενέγγυες πιστώσεις	50.166	104.567
Μη αντληθέντα πιστωτικά όρια	16.437.797	16.912.309
Εγγυήσεις ομολογιακών δανείων εκδόσεως θυγατρικών της Τραπέζης	14.178.859	17.328.137
Σύνολο	**36.789.459**	**40.598.957**

ε) Δεσμεύσεις στοιχείων Ενεργητικού

	31.3.2009	31.12.2008
Δάνεια και απαιτήσεις κατά πελατών	4.103.767	964.490
Αξιόγραφα προερχόμενα από Reverse Repos	550.000	400.000
Αξιόγραφα εμπορικού χαρτοφυλακίου	67.064	60.964
Αξιόγραφα επενδυτικού χαρτοφυλακίου	7.706.425	5.632.896
Σύνολο	**12.427.256**	**7.058.350**

- Από τα δάνεια και απαιτήσεις κατά πελατών:
  - **i.** ποσό € 1.874,6 εκατ. έχει ενεχυριασθεί στην Τράπεζα της Ελλάδος, βάσει της Πράξης του Συμβουλίου Νομισματικής Πολιτικής αριθ. 54/27.2.2004, όπως ισχύει μετά από την τροποποίησή της με την Πράξη του ιδίου συμβουλίου αριθ. 61/6.12.2006. Με την πράξη αυτή η Τράπεζα της Ελλάδος αποδέχεται, ως εξασφαλίσεις για τη διενέργεια πράξεων νομισματικής πολιτικής και παροχής ενδοημερήσιας πίστωσης, μη εμπορεύσιμα περιουσιακά στοιχεία τα οποία δεν αποτελούν αντικείμενο διαπραγμάτευσης σε οργανωμένες αγορές και ικανοποιούν τους όρους και προϋποθέσεις που θέτει η παραπάνω πράξη.
  - **ii.** ποσό € 2.229,2 εκατ. παραχωρήθηκε ως εξασφάλιση στο Ελληνικό Δημόσιο, προκειμένου να διατεθούν στην Τράπεζα ειδικοί τίτλοι εκδόσεώς του στα πλαίσια του Ν.3723/2008.
- Από τα αξιόγραφα του επενδυτικού χαρτοφυλακίου ποσό € 5 εκατ. αφορά τίτλους που έχουν δοθεί ως ενέχυρο για περιθώριο ασφάλισης στην Εταιρία Εκκαθάρισης Συναλλαγών επί παραγώγων (ΕΤΕΣΕΠ Α.Ε.).
- Τα αξιόγραφα που αναφέρονται ανωτέρω ως προερχόμενα από Reverse Repos, ως εμπορικού χαρτοφυλακίου και ως επενδυτικού χαρτοφυλακίου, έχουν ενεχυριασθεί από την Τράπεζα της Ελλάδος, με σκοπό τη διευκόλυνση των διατραπεζικών συναλλαγών μέσω του συστήματος TARGET (Διευρωπαϊκό Σύστημα Διακανονισμού εντολών πληρωμών σε συνεχή χρόνο) και τη συμμετοχή σε πράξεις κύριας αναχρηματοδοτήσεως από την Ευρωπαϊκή Κεντρική Τράπεζα.

  Στα "Αξιόγραφα επενδυτικού χαρτοφυλακίου" συμπεριλαμβάνεται ποσό € 3,9 δισ. το οποίο έχει προέλθει από την τιτλοποίηση ομολόγων, στεγαστικών και καταναλωτικών δανείων της Τραπέζης και έχει γίνει αποδεκτό για εξασφάλιση από την Ευρωπαϊκή Κεντρική Τράπεζα. Το ποσό αυτό μαζί με τα υπόλοιπα ιδιοκατεχόμενα ομόλογα, δεν εμφανίζεται στον αντίστοιχο λογαριασμό του Ισολογισμού "Αξιόγραφα επενδυτικού χαρτοφυλακίου", αλλά αφαιρετικά των υποχρεώσεων της Τραπέζης προς τις εταιρίες ειδικού σκοπού που εξέδωσαν τις ομολογίες.

στ) Λοιπές δεσμεύσεις:

- Την 7.5.2008 η Τράπεζα ολοκλήρωσε τη δημιουργία ενός νέου προγράμματος έκδοσης μεσοπροθέσμων ομολόγων (Medium Term Notes) ύψους USD 7,5 δισ., κατά τα προβλεπόμενα στον Κανονισμό 144A (Rule 144A) του Αμερικανικού νόμου, τα οποία θα διατεθούν σε θεσμικούς επενδυτές. Εκδότης των ομολόγων θα είναι η κατά 100% θυγατρική εταιρία της Τραπέζης Alpha Group Jersey Limited. Οι εκδιδόμενοι τίτλοι θα φέρουν την εγγύηση της Τραπέζης και θα είναι διαπραγματεύσιμοι στο Χρηματιστήριο του Λουξεμβούργου. Το πρόγραμμα δεν έχει ακόμα ενεργοποιηθεί.
- Στα πλαίσια του άρθρου 3 του Ν.3723/2008, διατέθηκαν στην Τράπεζα, μέσω διμερούς συμβάσεως, ειδικοί τίτλοι εκδόσεως Ελληνικού Δημοσίου ύψους € 1.138 εκατ. Οι τίτλοι αυτοί ενεχυριάσθηκαν στην Ευρωπαϊκή Κεντρική Τράπεζα, με σκοπό την άντληση ρευστότητας.

14. Πληροφόρηση κατά λειτουργικό τομέα

(Ποσά σε εκατ. ευρώ)

1.1. - 31.3.2009	Σύνολο	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Καθαρό έσοδο από τόκους	289,8	172,8	78,6	0,6	28,6	9,2	
Καθαρό έσοδο από αμοιβές και προμήθειες	70,9	41,6	19,1	3,9	4,8	1,5	
Λοιπά έσοδα		1,4	2,1	0,2	(11,8)	0,7	7,4
Σύνολο εσόδων	**360,7**	**215,8**	**99,8**	**4,7**	**21,6**	**11,4**	**7,4**
Σύνολο εξόδων	**(202,3)**	**(140,3)**	**(28,9)**	**(3,5)**	**(5,3)**	**(12,3)**	**(12,0)**
Ζημίες απομειώσεως	(131,1)	(72,1)	(55,2)			(3,8)	
Κέρδη πριν το φόρο εισοδήματος	**27,3**	**3,4**	**15,7**	**1,2**	**16,3**	**(4,7)**	**(4,6)**
Φόρος εισοδήματος	(4,0)						
Κέρδη μετά το φόρο εισοδήματος	**23,3**						

(Ποσά σε εκατ. ευρώ)

1.1. - 31.3.2008	Σύνολο	Λιανική Τραπεζική	Corporate Banking	Asset Management/ Insurance	Investment Banking/ Treasury	N.A. Ευρώπη	Λοιπά
Καθαρό έσοδο από τόκους	330,9	247,5	66,3	0,8	7,7	8,6	
Καθαρό έσοδο από αμοιβές και προμήθειες	72,1	35,7	19,0	10,8	4,7	1,9	
Λοιπά έσοδα	36,7	2,9	1,5	0,4	13,7	1,7	16,5
Σύνολο εσόδων	**439,7**	**286,1**	**86,8**	**12,0**	**26,1**	**12,2**	**16,5**
Σύνολο εξόδων	**(192,5)**	**(138,9)**	**(25,2)**	**(6,0)**	**(4,8)**	**(8,1)**	**(9,5)**
Ζημίες απομειώσεως	(57,7)	(48,7)	(9,0)				
Κέρδη πριν το φόρο εισοδήματος	**189,5**	**98,5**	**52,6**	**6,0**	**21,3**	**4,1**	**7,0**
Φόρος εισοδήματος	(45,0)						
Κέρδη μετά το φόρο εισοδήματος	**144,5**						

i. Λιανική Τραπεζική

Εντάσσονται όλοι οι Ιδιώτες (Πελάτες λιανικής τραπεζικής), οι ελεύθεροι επαγγελματίες, οι μικρές και πολύ μικρές επιχειρήσεις.

Διαχειρίζεται, μέσω του εκτεταμένου δικτύου Καταστημάτων, όλα τα Καταθετικά Προϊόντα (Αποταμιευτικά / Ταμιευτηρίου, Προϊόντα Ρευστότητας / Όψεως, Επενδυτικά Προϊόντα / Προθεσμίας, Repos, Swaps), Χρηματοδοτικά Προϊόντα (Στεγαστικής, Καταναλωτικής, Επιχειρηματικής Πίστης, Εγγυητικές Επιστολές), καθώς και τις χρεωστικές και πιστωτικές κάρτες των ανωτέρω πελατών.

ii. Corporate Banking

Εντάσσονται όλες οι συνεργαζόμενες Μεσαίες και Μεγάλες Επιχειρήσεις, οι Επιχειρήσεις με πολυεθνική επιχειρηματική δραστηριότητα, οι επιχειρήσεις που συνεργάζονται με την Διεύθυνση Μεγάλων Πελατών (Corporate), καθώς και οι επιχειρήσεις που ασχολούνται με την Ναυτιλία. Διαχειρίζεται τα προϊόντα ρευστότητας, επιχειρηματικής πίστης καθώς και τις εγγυητικές επιστολές των ανωτέρω επιχειρήσεων.

iii. Asset Management / Insurance

Εντάσσεται μία μεγάλη γκάμα προϊόντων διαχείρισης χαρτοφυλακίου πελατών, μέσω των Κέντρων Private Banking της Τραπέζης. Επίσης, παρέχεται ευρύ φάσμα ασφαλιστικών προϊόντων, προς ιδιώτες και επιχειρήσεις.

iv. Investment Banking / Treasury

Περιλαμβάνει τις χρηματιστηριακές εργασίες, τις συμβουλευτικές και διαμεσολαβητικές υπηρεσίες που σχετίζονται με την κεφαλαιαγορά, καθώς και την επενδυτική τραπεζική που πραγματοποιούνται από την Τράπεζα. Περιλαμβάνει επίσης τη δραστηριότητα του Dealing Room στη διατραπεζική αγορά (FX Swaps, Ομόλογα, Futures, IRS, Διατραπεζικές τοποθετήσεις – Δανεισμούς κλπ.).

v. N.A. Ευρώπη

Εντάσσονται τα Καταστήματα της Τραπέζης που δραστηριοποιούνται στο χώρο της Ν.Α. Ευρώπης.

vi. Λοιπά

Στον Τομέα αυτό εντάσσονται οι Διοικητικές Υπηρεσίες της Τραπέζης.

15. Κεφαλαιακή Επάρκεια

Η κεφαλαιακή επάρκεια της Τραπέζης εποπτεύεται από την Τράπεζα της Ελλάδος, προς την οποία υποβάλλονται στοιχεία σε τριμηνιαία βάση.

Με πράξη του Διοικητού της Τραπέζης της Ελλάδος διαμορφώνονται οι ελάχιστοι δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) που πρέπει να διαθέτει η Τράπεζα.

Για τον υπολογισμό της κεφαλαιακής επάρκειας από την 1η Ιανουαρίου 2008 εφαρμόζεται το νέο εποπτικό πλαίσιο (Βασιλεία II) που ενσωματώθηκε στο Ελληνικό δίκαιο βάσει του νόμου 3601/2007, που τροποποιεί σημαντικά τον υπολογισμό του πιστωτικού κινδύνου και εισάγει κεφαλαιακές απαιτήσεις για τον λειτουργικό κίνδυνο. Στον υπολογισμό του κινδύνου αγοράς δεν επήλθαν σημαντικές αλλαγές. Ειδικότερα ο πιστωτικός κίνδυνος του επενδυτικού χαρτοφυλακίου και ο λειτουργικός κίνδυνος υπολογίζονται με βάση την Τυποποιημένη Μέθοδο.

Ο δείκτης κεφαλαιακής επάρκειας συγκρίνει τα εποπτικά ίδια κεφάλαια της Τραπέζης με τους κινδύνους (σταθμισμένο ενεργητικό) που αναλαμβάνει η Τράπεζα. Τα εποπτικά κεφάλαια περιλαμβάνουν τα κύρια βασικά κεφάλαια (μετοχικό κεφάλαιο, αποθεματικά), τα πρόσθετα βασικά κεφάλαια (υβριδικοί τίτλοι) και τα συμπληρωματικά κεφάλαια (τίτλοι μειωμένης εξασφαλίσεως, αποθεματικά αναπροσαρμογής ακινήτων). Το σταθμισμένο ενεργητικό περιλαμβάνει τον πιστωτικό κίνδυνο του επενδυτικού χαρτοφυλακίου, τον κίνδυνο αγοράς του χαρτοφυλακίου συναλλαγών και τον λειτουργικό κίνδυνο.

Οι διαμορφωθέντες δείκτες (βασικών κεφαλαίων και κεφαλαιακής επάρκειας) βρίσκονται σε πολύ υψηλότερα επίπεδα από τα ελάχιστα που απαιτεί η Πράξη του Διοικητού της Τραπέζης της Ελλάδος (4 % και 8 % αντιστοίχως) και δίδουν τη δυνατότητα στην Τράπεζα να αναπτύξει τις δραστηριότητές της σε όλους τους τομείς τα επόμενα έτη.

	31.3.2009 (εκτίμηση)	**31.12.2008**
Δείκτης Βασικών Κεφαλαίων (Tier I)	7,3%	7,4%
Δείκτης Κεφαλαιακής Επάρκειας (Tier I + Tier II)	**8,7%**	**9,3%**

16. Συναλλαγές συνδεδεμένων μερών

Η Τράπεζα, στα πλαίσια των συνήθων επιχειρηματικών δραστηριοτήτων της, διενεργεί συναλλαγές και με συνδεδεμένα με αυτή μέρη. Οι συναλλαγές αυτές διενεργούνται με συνθήκες και όρους της αγοράς και εγκρίνονται από τα αρμόδια όργανα της Τραπέζης.

α. Τα υπόλοιπα των συναλλαγών της Τραπέζης με μέλη του Διοικητικού της Συμβουλίου, των πλησιεστέρων συγγενικών τους προσώπων και εταιριών συνδεδεμένων με αυτά, έχουν ως εξής:

	31.3.2009	**31.12.2008**
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	140.230	166.137
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	93.654	71.915
Εγγυητικές επιστολές	15.006	21.392

	Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	2.223	370
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	2.292	480

β. Τα υπόλοιπα των συναλλαγών της Τραπέζης, με θυγατρικές και συγγενείς της εταιρίες και τα σχετικά με τις συναλλαγές αυτές αποτελέσματα, έχουν ως εξής:

I. Θυγατρικές εταιρίες

	31.3.2009	31.12.2008
Ενεργητικό		
Απαιτήσεις κατά πιστωτικών ιδρυμάτων	5.605.660	5.803.055
Αξιόγραφα εμπορικού χαρτοφυλακίου	29.310	12.486
Παράγωγα χρηματοοικονομικά μέσα	2.989	10.330
Δάνεια και απαιτήσεις κατά πελατών	1.942.303	1.933.878
Αξιόγραφα διαθέσιμα προς πώληση	2.204.683	5.555.443
Λοιπά στοιχεία Ενεργητικού	1.188	511
Σύνολο	**9.786.133**	**13.315.703**
Υποχρεώσεις		
Υποχρεώσεις προς πιστωτικά ιδρύματα	2.458.548	2.183.803
Υποχρεώσεις προς πελάτες	154.249	132.323
Παράγωγα χρηματοοικονομικά μέσα	2.657	778
Ομολογίες εκδόσεώς μας και λοιπές δανειακές υποχρεώσεις	11.756.279	17.395.646
Λοιπές υποχρεώσεις	983	2.260
Σύνολο	**14.372.716**	**19.714.810**
Εγγυητικές επιστολές και λοιπές εγγυήσεις	**912.026**	**1.010.387**

	Από 1 Ιανουαρίου έως	
	31.3.2009	31.3.2008
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	85.641	102.930
Έσοδα από μερίσματα		2.968
Έσοδα από αμοιβές και προμήθειες	4.470	10.655
Λοιπά έσοδα	666	640
Σύνολο	**90.777**	**117.193**
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	143.093	263.117
Προμήθειες έξοδα	424	233
Γενικά διοικητικά έξοδα	2.841	2.773
Σύνολο	**146.358**	**266.123**

II. Συγγενείς εταιρίες

	31.3.2009	31.12.2008
Ενεργητικό		
Δάνεια και απαιτήσεις κατά πελατών	133	
Υποχρεώσεις		
Υποχρεώσεις προς πελάτες	1.787	406

	Από 1 Ιανουαρίου έως	
	31.3.2009	**31.3.2008**
Έσοδα		
Τόκοι και εξομοιούμενα έσοδα	3	5
Έξοδα		
Τόκοι και εξομοιούμενα έξοδα	12	

γ. Οι αμοιβές των μελών του Διοικητικού Συμβουλίου και των Εντεταλμένων Γενικών Διευθυντών, οι οποίες επιβάρυναν τα αποτελέσματα του Α' τριμήνου 2009, ανέρχονται σε € 1.437 (Α' τρίμηνο 2008: €1.141).

17. Επενδύσεις σε εταιρίες θυγατρικές, συγγενείς και κοινοπραξίες

	1.1 - 31.3.2009	**1.4 - 31.12.2008**	**1.1 - 31.3.2008**
Θυγατρικές			
Υπόλοιπο αρχής περιόδου	**1.740.117**	**1.619.261**	**1.625.309**
Προσθήκες [1]	4.090	228.499	2.615
Μειώσεις		(115.993)	(74)
Αποτίμηση συμμετοχών λόγω αντιστάθμισης εύλογης αξίας [2]	(4.492)	8.350	(8.589)
Υπόλοιπο τέλους περιόδου	**1.739.715**	**1.740.117**	**1.619.261**
Συγγενείς			
Υπόλοιπο αρχής περιόδου	**74**	**74**	**74**
Προσθήκες			
Μειώσεις			
Υπόλοιπο τέλους περιόδου	**74**	**74**	**74**
Κοινοπραξίες			
Υπόλοιπο αρχής περιόδου	**10.711**	**717**	**717**
Προσθήκες		10.008	
Μειώσεις		(14)	
Υπόλοιπο τέλους περιόδου	**10.711**	**10.711**	**717**
Σύνολο	**1.750.500**	**1.750.902**	**1.620.052**

Ως προσθήκες νοούνται: οι αγορές μετοχών, η συμμετοχή σε αυξήσεις μετοχικού κεφαλαίου καθώς και οι αποκτήσεις μετοχών λόγω συγχωνεύσεως.

Ως μειώσεις νοούνται: οι πωλήσεις μετοχών, οι αποπληρωμές κεφαλαίου και οι εκκαθαρίσεις εταιριών.

18. Γεγονότα μεταγενέστερα της ημερομηνίας συντάξεως των οικονομικών καταστάσεων

α. Την 13.4.2009 η Τράπεζα συμμετείχε στην αύξηση του μετοχικού κεφαλαίου της, κατά 100% θυγατρικής της εταιρίας, ABC Factors ΑΕ, καταβάλλοντας συνολικό ποσό €14 εκατ.

β. Την 24.4.2009 η Τράπεζα εξέδωσε νέο ομολογιακό δάνειο ύψους €1 δισ., τριετούς διάρκειας, με την εγγύηση του Ελληνικού Δημοσίου στα πλαίσια των διατάξεων του Ν.3723/2008 σχετικού με την ενίσχυση της ρευστότητας της οικονομίας με επιτόκιο τρίμηνο Euribor +2%.

γ. Την 14.5.2009 υπεγράφη σύμβαση μεταξύ του Ελληνικού Δημοσίου και της Τραπέζης, με την οποία το Δημόσιο προβαίνει στην κάλυψη του συνόλου της αύξησης του μετοχικού κεφαλαίου της Τραπέζης (€940 εκατ.), που είχε αποφασιστεί από την Έκτακτη Γενική Συνέλευση της 12.1.2009 και στην ανάληψη του συνόλου των προνομιούχων μετοχών.

---

[1] *Το ποσό των €4.090 αφορά συμμετοχή της Τραπέζης στην αύξηση του μετοχικού κεφαλαίου της θυγατρικής εταιρίας Ionian Equity Participations Ltd.*

[2] *Η Τράπεζα κάνοντας χρήση συναλλαγματικών παραγώγων προϊόντων (FX SWAPS) και διατραπεζικού δανεισμού, αντισταθμίζει κινδύνους από συναλλαγματικές ισοτιμίες που αφορούν τη συμμετοχή της, στην Alpha Bank London Ltd, Alpha Bank Romania S.A. και Alpha Finance US Corporation.*

δ. Την 20.5.2009 ολοκληρώθηκε η έκδοση δύο ομολογιών, ποσού € 3,29 δισ., μέσω της εταιρίας ειδικού σκοπού Epihiro Plc, με κάλυμμα επιχειρηματικά δάνεια. Οι εκδοθείσες ομολογίες, που προέρχονται από τιτλοποίηση επιχειρηματικών δανείων, κατέχονται από την Τράπεζα, και η πρώτη ομολογία, που έχει αξιολογηθεί ως Aaa από τον οίκο πιστοληπτικής αξιολόγησης Moody's, θα χρησιμοποιηθεί ως εξασφάλιση για πράξεις νομισματικής πολιτικής στην Τράπεζα της Ελλάδος.

Αθήναι, 26 Μαΐου 2009

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